HOST HOTELS & RESORTS

2007 ANNUAL REPORT


KODAK digital
Bank of America







HYATT

Fairmont

The Hilton Family



● CONSOLIDATED HOTELS

▲ EUROPEAN JOINT VENTURE HOTELS







THE LUXURY COLLECTION®
Starwood Hotels & Resorts

ST. REGIS
HOTELS & RESORTS

swissôtel
Hotels & Resorts







Marriott

The Ritz-Carlton® Hotel Company, LLC

Four Seasons Hotels and Resorts

INTERNATIONAL

BRANDS AND MARKETS

WE HAVE OWNERSHIP INTERESTS IN 129 PREMIUM-BRANDED HOTELS IN NINE COUNTRIES AND OVER 50 MARKETS.



HOST HOTELS & RESORTS

WILL BE THE PREMIER HOSPITALITY REAL ESTATE COMPANY. WE WILL OWN THE HIGHEST-QUALITY ASSETS IN PRIME URBAN, AIRPORT AND RESORT/CONVENTION LOCATIONS. CREATING VALUE THROUGH AGGRESSIVE ASSET MANAGEMENT AND DISCIPLINED CAPITAL ALLOCATION TO GENERATE SUPERIOR PERFORMANCE, WE WILL MAXIMIZE SHAREHOLDERS' RETURNS THROUGH A COMBINATION OF DIVIDENDS, GROWTH IN FUNDS FROM OPERATIONS AND INCREASES TO NET ASSET VALUE PER SHARE.







Westin® Hotels & Resorts

W Hotels

Sheraton® Hotels & Resorts


NEW YORK MARRIOTT MARQUIS
GUESTS AT THE NEW YORK MARRIOTT MARQUIS HAVE A FRONT-ROW, CENTER SEAT TO THE ENERGY AND EXCITEMENT THAT RADIATES FROM NEW YORK CITY. DRAWING VISITORS FROM AROUND THE WORLD, THIS 1,949-ROOM HOTEL RISES HIGH ABOVE THE HEART OF THE BROADWAY THEATRE DISTRICT TO PROVIDE LUXURY ACCOMMODATIONS, FINE CUISINE AND THE PERFECT MEETING VENUE ALL IN A ONE-OF-A-KIND LOCATION.

FINANCIAL HIGHLIGHTS

(unaudited)	2007	2006
OPERATING DATA (IN MILLIONS)		
Revenues	$ 5,426	$ 4,813
Operating profit	953	762
Net income	727	738
DILUTED INCOME PER COMMON SHARE		
Income from continuing operations	$ 1.01	$ .56
Diluted income[1]	$ 1.33	$ 1.48
Diluted weighted average shares outstanding *(in millions)*	554.7	483.8
BALANCE SHEET DATA (IN MILLIONS)		
Total assets	$11,812	$11,808
Debt	5,625	5,878
Equity	5,441	5,222
OTHER DATA		
Net income of Host LP[1] *(in millions)*	$ 753	$ 769
Adjusted EBITDA of Host LP[1][2] *(in millions)*	1,521	1,278
Funds from operations per diluted share[2]	1.91	1.53
Stock price on December 31st	17.04	24.55
COMPARABLE HOTEL PLUS STARWOOD PORTFOLIO DATA[3]		
Number of properties	116	116
Number of rooms	60,216	60,216
Average daily rate	$197.08	$186.09
Occupancy percentage	74.01%	73.6%
RevPAR[4]	$145.90	$136.95

[1] These measures reflect the results of Host Hotels & Resorts, L.P. (Host LP), our operating partnership. We are the sole general partner of Host LP and hold approximately 97% of the partnership interests.

[2] Certain transactions significantly affected Funds From Operations (FFO) per diluted share, Adjusted Earnings before Interest Expense, Income Taxes, Depreciation, Amortization and other items (Adjusted EBITDA) and income per share for all years presented. FFO per diluted share and Adjusted EBITDA are non-generally accepted accounting principles (GAAP) financial measures within the meaning of the rules of the Securities & Exchange Commission and, accordingly, these measures have been reconciled to comparable GAAP measures. For further discussion of FFO per diluted share, see Management's Discussion and Analysis of Results of Operations and Financial Condition. For further discussion of Adjusted EBITDA, see page 77 of this report.

[3] Comparable hotel plus Starwood portfolio includes the 23 hotels acquired in April 2006 that we own as of December 31, 2007 as well as the 93 hotels that we otherwise consider comparable. We define our comparable hotels as properties that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations, for the entirety of the reporting periods being compared, and that have not sustained substantial property damage or undergone large-scale capital projects during the reporting periods being compared.

[4] Room revenue per available room ("RevPAR") represents the combination of average daily room rate charged and the average daily occupancy achieved, and is a commonly used indicator of hotel performance. RevPAR does not include food and beverage or other ancillary revenues generated by the property.

CONTENTS

HOST
HOTELS & RESORTS™

TO OUR STOCKHOLDERS



W. EDWARD WALTER [LEFT]
President and Chief Executive Officer

RICHARD E. MARRIOTT [RIGHT]
Chairman of the Board

◆ ◆ ◆

Host Hotels & Resorts had a very successful year in 2007. Our focused and disciplined execution of long-term strategic initiatives has further solidified our position as the nation's leading owner of upper upscale and luxury lodging real estate even as we expand our global platform to Europe, Asia and other international markets. Our best-in-class portfolio boasts a broad array of premium brands and key market locations, carefully directed by our experienced management team to drive operating performance and maximize stockholder value. While we look forward to more opportunities for growth in the coming years, 2007 provided strong results in nearly every significant operating measure:

- Revenues increased 13% to over $5.4 billion driven by RevPAR growth of 6.5% which includes the full year impact of the Starwood portfolio acquisition in April 2006.
- Funds from operations per diluted share grew 25% in 2007 and have increased approximately 150% over the last four years. Diluted earnings per share from continuing operations grew over 80% in 2007. The growth in both measures reflects our ability to drive higher profits at our hotels while reducing the cost of capital.
- We considerably enhanced our portfolio in 2007 by investing over $345 million in repositioning and return on investment projects that are designed to improve the competitive position of our hotels which allows them to fully exploit changing market conditions.
- We expanded our European joint venture with the acquisition of three properties located in Brussels, Belgium. As a result of the purchase, the joint venture currently owns ten hotels with 3,200 rooms located in five countries throughout Europe with a value of over €1.1 billion.
- We formed a joint venture in March 2008 to acquire lodging properties in Asia and the South Pacific where the partners have agreed to invest $600 million in equity, which has the potential to represent up to $2 billion of asset acquisitions.
- We completed the sale of nine properties for $400 million and recognized a gain of $164 million, taking advantage of market conditions to recycle capital out of assets that do not fit our core profile.
- We refinanced or repaid over $1.2 billion of indebtedness and significantly improved the terms of our $600 million

credit facility. These transactions reduced our weighted average interest rate by nearly 1 percentage point to approximately 6% and, when combined with similar efforts over the past several years, have resulted in the strongest balance sheet in our history, providing us the financial flexibility to take advantage of evolving market conditions and to seize opportunities to create stockholder value.

- We increased our annual dividend by 32%.

We believe these accomplishments exemplify the focus and disciplined approach to our business that has made us an industry leader and that Host Hotels & Resorts' best-in-class lodging portfolio will continue to provide stockholders an unmatched opportunity in the hospitality industry.

Our investment strategy in 2007 exemplified the disciplined approach to capital allocation that we have employed throughout our history. While we were able to take advantage of increased domestic demand during the first half of the year to recycle capital out of assets that were not in keeping with our long-term strategic goals or that failed to meet our on-going investment criteria, we were unable to find suitable high-quality, premium branded assets to acquire in the United States at satisfactory pricing. Instead, we invested in ourselves by refining and refurbishing our existing portfolio through one of the most ambitious and far-reaching capital expenditure programs in our history. These investments included the renovation or development of extensive and flexible meeting spaces and world-class spas, the reinvention of food and beverage facilities, as well as the renovation of lobbies and guest rooms throughout the portfolio. Whether these projects were as expansive as the exhibit hall at Orlando World Center Marriott or as routine as the upgrade of our guest rooms, the goal was the same: to maintain the best-in-class standards at all of our properties that we believe is instrumental to enhancing long-term stockholder value.

Our mission to create stockholder value compels us to constantly search for new opportunities, including taking advantage of the financial markets to strengthen our balance sheet. During the first half of 2007, we were able to execute on favorable conditions to refinance over $1 billion dollars of indebtedness at historically low interest rates, including the issuance of $600 million of 2 5/8% exchangeable senior debentures. By year end, our careful stewardship had netted impressive results. We had achieved a historically low weighted average interest rate of 6%, and extended our maturity profile to a weighted average maturity of 5.7 years. We also obtained additional financial flexibility by increasing our credit facility to $600 million at a current rate of LIBOR plus 65 basis points. The net result of these efforts is the strongest balance sheet in our history, leaving us well positioned to not only hold to our course, but to succeed in a volatile and potentially challenging operating environment.

2008 ushers in an uncertain economic climate and turbulent credit markets, but change brings opportunity for those who accept the challenge. We have concentrated on creating a premier portfolio operated under leading brands, in prime locations, and we have succeeded. We are financially strong and poised to take advantage of lodging opportunities here and abroad. We appreciate the support of our stockholders and we remain committed to providing you with attractive returns and increasing stockholder value.

RICHARD E. MARRIOTT
Chairman of the Board

W. EDWARD WALTER
President and Chief Executive Officer

March 25, 2008

GLOBAL

STRATEGIC FOCUS



[LEFT] *Built at the direction of King Alfonso XIII in 1912,* THE WESTIN PALACE, MADRID, A LUXURY COLLECTION HOTEL, *is a monument to elegance and turn-of-the-century grandeur. The magnificent building, highlighted by its signature stained glass dome, has long been a center of Spanish society. This hotel is owned by our European joint venture.*

✦ ✦ ✦

WE HAVE STRATEGICALLY ALLOCATED CAPITAL TO create long-term stockholder value and will continue to seek luxury and upper upscale properties across the globe that meet our demanding, best-in-class standards, will outperform other lodging segments and have the potential for significant capital appreciation. To ensure the success of this strategy, we continue to pursue opportunities to enhance the returns on our existing hotels by improving operations and selectively investing capital in high-yield projects.

Our acquisition strategy is simple. We look to acquire great hotels in great locations by focusing on top tier lodging properties in key markets with significant barriers to entry. While the criteria for acquisitions is simple, maintaining a disciplined approach to creating stockholder value means evaluating opportunities to ensure we realize attractive returns on our investment. In 2007, no domestic properties matched our demanding criteria, partly as a result of increasing demand for premium assets, which created significant price appreciation in the first half of the year. However, we did take advantage of that same pricing by disposing of nine non-core assets in markets where we believe the potential for growth is lower and the long-term capital needs are higher. We used the $400 million of proceeds to reinvest in our existing portfolio and to retire debt.

We had more success internationally, as our European joint venture completed the acquisition of three properties in Brussels, Belgium for €93 million. As evidenced by our recently announced joint venture in Asia and the South Pacific, we expect to continue to utilize the joint venture structure to finance external growth as it provides an excellent way to access external capital and spread the inherent risk of hotel ownership in global markets. In 2007, we also launched our fund management initiative, which will focus on international investors in order to enhance our reputation within the global community. We believe these international relationships will provide greater access to markets from Europe and across the Middle East to Latin America and throughout Asia and provide another source of growth.

Our ability to successfully implement this strategic vision is predicated on a capital structure that has an appropriate balance of debt and equity. As a result of our efforts over the last few years, we enter 2008 with the strongest balance sheet in our history. While the credit markets have been, and will continue to be, challenging to many companies, we have more than ample space under our leverage, coverage and fixed charge ratios to provide the necessary financial flexibility to buy assets at any stage of the lodging cycle and the ability to continue to pay meaningful dividends. With this strong foundation and minimal debt maturities in 2008 and 2009, we have the investment capacity to seize opportunities and acquire assets in 2008 and into the future.



HOTEL ARTS, BARCELONA

THE STRIKING, CONTEMPORARY ARCHITECTURE OF THE HOTEL ARTS, BARCELONA COUPLED WITH THE NATURAL BEAUTY OF THE MEDITERRANEAN SEA DAZZLES GUESTS FROM ACROSS THE GLOBE. WITH ITS SPECTACULAR COLLECTION OF SPANISH CONTEMPORARY ART, THE 482-ROOM RITZ-CARLTON-MANAGED HOTEL ARTS, PART OF OUR EUROPEAN JOINT VENTURE, IS ONE OF THE TRUE GEMS OF THIS VIBRANT SPANISH CITY.



BRUSSELS MARRIOTT HOTEL

THE 218-ROOM BRUSSELS MARRIOTT HOTEL IS ONE OF THREE BELGIAN HOTELS PURCHASED BY OUR EUROPEAN JOINT VENTURE IN JULY 2007. LOCATED JUST STEPS FROM THE HISTORIC GRANDE PLACE, THIS ELEGANT HOTEL IS A PERFECT COMPLEMENT TO OUR JOINT VENTURE'S GROWING EUROPEAN PORTFOLIO.


BREAKFA
2,75€

SUPERIOR
ASSET MANAGEMENT



[LEFT] *On October 27, 2007, we dedicated the opening of the spectacular 105,000 square foot Cypress Ballroom at our* ORLANDO WORLD CENTER MARRIOTT. *This ambitious project was one of the highlights of our extensive capital expenditure program.*

ASSURING STRONG GROWTH IN FUTURE REVENUES means implementing strategic vision today. The quality of our portfolio creates high guest expectations and management is working closely with our hotel operators to establish and refine benchmarks, reduce labor costs and generate savings in ways that do not impact on the perceived quality of our hotels or guest satisfaction. We are in a unique position to accomplish this goal that few in the industry can claim, as the broad market reach of our portfolio is complemented by multiple world class operators with world-wide brand recognition. This breadth of information allows our experienced asset management team to benchmark similar hotels to identify best practices, value enhancement opportunities and operating efficiencies for each of our hotels.

Over the past several years, we have benefited from historical lows in supply growth and increasing demand. Working closely with our operators, we have kept our properties operating at peak levels by improving yield management and creating additional revenue sources to drive profits even further. Controlling costs will be a priority as we work to minimize the effect of rising costs, such as labor and utilities, in the face of a difficult operating environment. Working with our operators, we have identified operating efficiencies that will positively affect margins in this lodging cycle and enhance operating margins and profitability as the economy improves. At the same time, we will continue to maximize revenues using the size and location of our properties to creatively leverage our mix of business between the transient and group segments to drive profit growth.

Identifying tomorrow's needs today will continue to be the focus of our asset management team. To that end, careful stewardship of our environment and the mark that our hotels will leave for generations to come is imperative. In 2008, we have launched a sustainability initiative focusing on the triple bottom line: The consideration and improvement of *economic, social* and *environmental* management. We will incorporate this important initiative in designing and upgrading our mechanical systems to make our buildings more energy efficient and reduce their overall carbon footprint. We have already taken significant steps in this direction by upgrading to energy efficient lighting in over 100 properties, installing fuel cells at three of our properties, including the largest hotel fuel cell installation in North America, as well as installing efficient water recycling techniques at 12 laundry facilities in our properties, which saves both cost and this precious resource. Going forward, we believe this focus will benefit not only our bottom line, but our shared environment as well.



ORLANDO WORLD CENTER MARRIOTT

ONE OF THE NATION'S GREAT CONVENTION HOTELS, THE ORLANDO WORLD CENTER MARRIOTT IS A LANDMARK PROPERTY IN CENTRAL FLORIDA. THE 2,000-ROOM HOTEL CAN SATISFY EVEN THE MOST DISCERNING TRAVELERS SEARCHING FOR THE BEST IN ACCOMMODATIONS AND RECREATIONAL OPTIONS CLOSE TO THE MAJOR ORLANDO ATTRACTIONS. WITH THE ADDITION OF THE NEW CYPRESS BALLROOM IN 2007, WE HAVE INCREASED THE TOTAL MEETING SPACE OF THE PROPERTY TO 450,000 SQUARE FEET.


Sheraton


BOSTON SHERATON
IDEALLY LOCATED FOR BUSINESS OR LEISURE TRAVEL, THE 1,216-ROOM BOSTON SHERATON LETS YOU ENJOY EVERYTHING THE FAMOUS BACK BAY AREA HAS TO OFFER. THE HOTEL IS JUST BLOCKS FROM BOSTON'S FINANCIAL DISTRICT, CHARLES RIVER, TRENDY NEWBURY STREET AND FENWAY PARK.

UNMATCHED
PORTFOLIO DIVERSIFICATION



[LEFT] *Southern charm meets the sea and live oaks meet white sandy beaches at* THE RITZ-CARLTON, AMELIA ISLAND. *Escape to the peaceful, rejuvenating solitude of the spa where time doesn't stand still, but it does slow and soften, Southern-style. The new spa facility is a state-of-the-art sanctuary featuring 27,500 square feet of indoor space and 5,000 square feet outdoors.*

+ + +

OUR DIVERSIFIED PORTFOLIO OF LUXURY AND upper upscale hotels was strategically assembled to provide strong returns and minimize risk by focusing on prime urban and resort/convention destinations in diverse geographic locations. In 2007, 80% of our EBITDA came from upper upscale and luxury hotels located in the top markets in the country. By focusing on urban, resort/convention properties in top tier markets with high barriers to entry, we help to ensure above average room demand, limited competition and the greatest opportunities for asset appreciation. Today, we own 119 luxury and upper upscale hotels that represent some of the most spectacular lodging properties available. Trophy properties in one-of-a-kind locations such as the New York Marriott Marquis in Times Square or The Fairmont Kea Lani, Maui set our portfolio apart.

Besides location, nothing is more important than branding in attracting customers and our brands are simply the best: Marriott, Ritz-Carlton, W, Westin, Sheraton, Hyatt, Fairmont, Four Seasons, Hilton and St. Regis. These brands carry worldwide name recognition and are sought after by travelers looking for the best in accommodations. We believe the combination of premium brands and the prime locations of our portfolio are unmatched in the hospitality industry, which, over time, will deliver strong growth in revenues and increasing profitability.

In 2007, we also continued our focus on international markets through our European joint venture, which now owns ten premium properties in five countries. Operating performance was strong for the European joint venture in 2007 as RevPAR increased by 7.3% in euros. By diversifying our investments outside of domestic markets, we expect to be able to capitalize on differences in the lodging cycles in important international markets. An example of this strategy is the acquisition in July 2007 of three properties in Brussels, Belgium, including the 218-room Brussels Marriott, which is directly across the square from the governmental seat of the European Union. Our recently announced joint venture in Asia is another leap forward in growing our global platform. We continue to believe that significant opportunities exist in these markets, which are experiencing strong economic growth, and that through the execution of a focused and disciplined approach we will identify and acquire the finest lodging properties world-wide.



FAIRMONT KEA LANI, MAUI

A LUXURIOUS HAVEN IN ONE OF THE MOST SCENIC PLACES ON EARTH, THE FAIRMONT KEA LANI, MAUI IS HAWAII'S ONLY ALL-SUITE LUXURY RESORT. THE NAME "KEA LANI" MEANS "HEAVENLY WHITE" WHICH APPROPRIATELY DESCRIBES THE GLEAMING WHITE EXTERIOR OF THIS LAVISH RESORT, A SPECTACULAR SITE AGAINST THE CLEAR BLUE SKIES OF WAILEA.



THE WESTIN SEATTLE

THE UNIQUE DESIGN OF THE WESTIN SEATTLE OFFERS GUESTS A PANORAMIC VIEW OF THE NORTHWEST'S BEAUTY, INCLUDING PUGET SOUND AND THE OLYMPIC AND CASCADE MOUNTAIN RANGES. LOCATED IN THE HEART OF THE CITY, THIS 891-ROOM URBAN PROPERTY IS JUST STEPS AWAY FROM THE WASHINGTON STATE CONVENTION CENTER, PIKE PLACE MARKET AND THE SPACE NEEDLE.


WESTIN

STRATEGIC

CAPITAL ALLOCATION & VALUE ENHANCEMENT



[LEFT] *The 26-story* W SEATTLE *is a beacon welcoming the urban, urbane and contemporary to their refuge in Seattle's cultural core. The lobby is a revolutionary open space with cozy seating and specially designed board games. You can curl up next to the fireplace, browse through the library shelves, or check email with complimentary Wireless High Speed Internet Access.*

✦ ✦ ✦

OUR BUSINESS IS CAPITAL INTENSIVE AND WHETHER we are acquiring premium hotel assets or enhancing and refining our existing portfolio to maintain our standards of excellence, our goal is to drive future revenue growth and create long-term stockholder value. During the recent business cycle, we took advantage of favorable market conditions by disposing of properties in slower growth markets and reinvested that capital in upper upscale and luxury properties at a significant discount to replacement value. In 2007, as hotel property pricing peaked, we shifted our capital allocation to focus on the expansion of, and the investment in, our existing portfolio.

2008 will mark the third year of a $1.8 billion capital expenditure program, the largest in our history. These investments are designed to increase profitability by taking advantage of changing market conditions and the favorable location of our properties, including significant repositioning of guest rooms, lobbies or food and beverage platforms and expanding ballroom, spa or conference facilities. For example, in 2007 we completed development of the largest pillar-free ballroom in the United States at the Orlando World Center Marriott, expanding the available meeting space of this marquis property to over 450,000 square feet. Other significant projects we completed during the year include major spa renovations at Desert Springs, a JW Marriott Resort & Spa, Palm Desert and The Ritz-Carlton, Amelia Island. Historically, these expenditures have provided some of the highest investment yields and ensure that our hotels are in superior physical condition, highly competitive in the market place and meet our own high-quality standards.

Maintaining high standards of excellence also requires carefully designed renewal and replacement projects to maintain our hotels in the best-in-class manner that we demand. We continue to seek new ways to improve the capital expenditure process, looking to reduce overall outlays while increasing the useful life of ongoing and necessary improvements. We work closely with the operators of our hotels to ensure that these projects maximize the profitability of the asset while minimizing the disruption to our guests. In 2007 alone, we completed 6,500 comprehensive room renovations at 18 hotels and renovated more than 625,000 square feet of meeting space.







DESERT SPRINGS, A JW MARRIOTT RESORT & SPA, PALM DESERT

DESERT SPRINGS, A JW MARRIOTT RESORT & SPA, PALM DESERT PROVIDES STYLISH SURROUNDINGS AND VIEWS ANY WELL-SEASONED TRAVELER DESIRES, INCLUDING EMERALD FAIRWAYS FROM PALM DESERT GOLF COURSES AND MOUNTAINS THAT SEEM TO TOUCH THE SKY. AS A PREMIER PALM DESERT RESORT HOTEL, THIS HOTEL PRESENTS FINE DINING, SIZZLING NIGHT-LIFE, EXPANSIVE POOLS AND A NEWLY REMODELED LOBBY AND RESORT SPA. A TRUE OASIS AMID THE PRISTINE OPEN DESERT.

BOARD OF DIRECTORS



[BACK ROW, LEFT TO RIGHT] *John B. Morse, Jr., Judith A. McHale, Terence C. Golden*
[FRONT ROW, LEFT TO RIGHT] *Ann McLaughlin Korologos, W. Edward Walter, Richard E. Marriott, Robert M. Baylis*

MANAGEMENT TEAM



[BACK ROW, LEFT TO RIGHT] *Matthew L. Richardson, Brian G. Macnamara, Pamela K. Wagoner, Jeffrey S. Clark, Michael L. Goodson*
[FRONT ROW, LEFT TO RIGHT] *James F. Risoleo, Elizabeth A. Abdoo, W. Edward Walter, Larry K. Harvey, Gregory J. Larson, Minaz Abji*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

As of February 25, 2008, we own 119 luxury and upper upscale hotel properties and we are the largest lodging REIT in the National Association of Real Estate Investment Trust's composite index. A REIT is a legal entity that owns real estate assets and, through payments of dividends to stockholders, is permitted to reduce or eliminate federal income taxes at the corporate level. Host operates as a self-managed and self-administered REIT and owns approximately 97% of the partnership interests of Host Hotels & Resorts, L.P., or Host LP.

Our hotels are operated under brand names that are among the most respected and widely recognized in the lodging industry. The majority of our properties are located in central business districts of major cities, near airports and in resort/convention destinations. The target profile for our portfolio includes luxury and upper upscale hotels in urban and resort/convention destinations that benefit from significant barriers to entry by competitors. The classification of a property as luxury or upper upscale is based on lodging industry standards, which take into consideration many factors such as guest facilities and amenities, level of service and quality of accommodations. Though hotels meeting this target profile will still be subject to competitive pressures, we believe this strategy will allow us to maintain room rate and occupancy premiums over our competitors. We also seek to maximize the value of our portfolio through aggressive asset management by assisting the managers of our hotels in maximizing property operations and by completing strategic capital improvements.

Our Customers

The majority of our customers fall into three broad groups: transient business, group business, and contract business, which accounted for approximately 56%, 40% and 4%, respectively, of our 2007 room sales. Similar to the majority of the lodging industry, we further categorize business within these categories based on characteristics they have in common as follows:

Transient business broadly represents individual business or leisure travelers. Overall, business travelers make up the majority of transient demand at our hotels, with leisure travelers making up the remainder. Therefore, our business will be more significantly affected by trends in business travel versus leisure demand. The four key subcategories of the transient business group are:

- **Premium:** Sometimes referred to as "rack rate," typically consists of rooms booked close to arrival during high demand periods and is the highest rate category available. Room rates will fluctuate depending on anticipated demand levels (e.g. seasonality, weekday vs. weekend stays).
- **Corporate:** This is the benchmark rate which a hotel publishes and offers to the general public. It is typically the second highest category, and is for travelers that do not have access to negotiate or discount rates.
- **Special Corporate:** This is a negotiated rate offered to companies and organizations that provide significant levels of room night demand to the hotel or to hotel brands generally. These rates are typically negotiated annually, at a discount to the anticipated corporate rate.
- **Discount:** This encompasses all discount programs, such as AAA and AARP discounts, government per diem, rooms booked through wholesale channels, frequent guest program redemptions, and promotional rates and packages offered by a hotel.

Group business represents clusters of guestrooms booked together, usually with a minimum of 10 rooms. Examples include a company training session or a social event such as a family reunion. The following three key sub-categories of the group business category are:

- **Association:** group business related to national and regional association meetings and conventions.
- **Corporate:** group business related to corporate meetings (e.g., product launches, training programs, contract negotiations, and presentations).
- **Other:** group business predominately related to social, military, education, religious, fraternal and youth and amateur sports teams, otherwise known as SMERF business.

The final category is contract demand, which refers to blocks of rooms sold to a specific company for an extended period of time at significantly discounted rates. Contract rates are usually utilized by hotels that are located in markets that are experiencing consistently lower levels of demand. Airline crews are typical generators of contract demand for our hotels.

Understanding Our Performance

Our Revenues and Expenses

Our hotels are operated by third-party managers under long-term agreements under which they typically earn base and incentive management fees based on levels of the revenues and profitability of each individual hotel. We provide operating funds, or working capital, which the managers use to operate the property, including to purchase inventory and to pay wages, utilities, property taxes and other expenses. We generally receive a cash distribution from our hotel managers, which reflects hotel-level sales less property-level operating expenses (excluding depreciation), from our hotel managers each four-week or monthly accounting period, depending on the manager.

Hotel revenue is approximately 98% of our total revenue. The following table presents the components of our hotel revenue as a percentage of our total revenue:

	% OF 2007 REVENUES
Rooms revenue. Occupancy and average daily room rate are the major drivers of rooms revenue. The business mix of the hotel (group versus transient and premium versus discount business) is a significant driver of room rates.	61%
Food and beverage revenue. Occupancy and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage business through catering functions when compared to transient business, which may or may not utilize the hotel's restaurants).	30%
Other revenue. Occupancy, the nature of the property (i.e., resort, etc.) and its price point are the main drivers of other ancillary revenue, such as parking, golf course, spa, telephone, entertainment and other guest services.	7%

Hotel operating expenses are approximately 99% of our total operating costs and expenses. The following table presents the components of our hotel operating expenses as a percentage of our total operating costs and expenses:

	% OF 2007 OPERATING COSTS AND EXPENSES
Rooms expense. These costs include housekeeping, reservation systems, room supplies, laundry services and front desk costs. Occupancy is the major driver of rooms expense. These costs can increase based on increases in salaries and wages, as well as the level of service and amenities that are provided.	17%
Food and beverage expense. These expenses primarily include food, beverage and labor costs. Occupancy and the type of customer staying at the hotel (i.e., catered functions generally are more profitable than outlet sales) are the major drivers of food and beverage expense, which correlates closely with food and beverage revenue.	27%
Other departmental and support expenses. These expenses include labor and other costs associated with the other ancillary revenues such as parking, golf courses, spas, telephones, entertainment and other guest services, as well as labor and other costs associated with administrative departments, sales and marketing, repairs and minor maintenance and utility costs.	29%
Management fees. Base management fees are computed as a percentage of gross revenue. Incentive management fees generally are paid when operating profits exceed certain threshold levels.	6%
Other property-level expenses. These expenses consist primarily of real and personal property taxes, ground rent, equipment rent and property insurance. Many of these expenses are relatively inflexible and do not necessarily change based on changes in revenues at our hotels.	9%
Depreciation and amortization expense. This is a non-cash expense that changes primarily based on the acquisition and disposition of hotel properties and the level of capital expenditures.	11%

The expense components listed above are based on those presented in our consolidated statements of operations. It is also worth noting that wage and benefit costs are spread among various line items, however, taken separately these costs represent approximately 50% of our hotel operating expenses.

Key Performance Indicators

Revenue per available room, or RevPAR, is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the average daily room rate charged and the average daily occupancy achieved. RevPAR does not include food and beverage or parking, telephone or other guest service revenues generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels.

RevPAR changes driven predominately by occupancy have different implications on overall revenue levels as well as incremental operating profit than do changes driven predominately by average room rate. For example, increases in occupancy at a hotel would lead to increases in rooms revenues and ancillary revenues, such as food and beverage, as well as additional incremental costs (including housekeeping services, utilities and room amenity costs). RevPAR increases due to higher room rates, however, would not result in these additional room-related costs. As a result, RevPAR increases due to higher room rates have a greater impact on our profitability versus increases in occupancy levels.

We discuss operating results for our hotels on a comparable basis. Comparable hotels are those properties that we have owned for the entirety of the reporting periods being compared. Comparable hotels do not include the results of properties acquired or sold, or that incurred business interruption due to significant property damage, large scale capital improvements or significant events during these periods.

We also have presented Comparable Hotel plus the Starwood Portfolio RevPAR. This metric represents our comparable hotels (described above) plus the 23 hotels acquired from Starwood on April 10, 2006 that we own as of December 31, 2007. Accordingly, we have included the results of the Starwood Portfolio for periods prior to our ownership in 2006 in the determination of the Comparable Hotel plus Starwood Portfolio RevPAR. See "Comparable Hotel and Comparable Hotel plus the Starwood Portfolio Operating Statistics" for further detail.

We also evaluate the performance of our business through non-GAAP financial measures, including FFO per diluted share and comparable hotel adjusted operating profit. See

"Non-GAAP Financial Measures." We use FFO per diluted share as a supplemental measure of company-wide profitability. See "Non-GAAP Financial Measures-FFO per diluted share" for further discussion. Another key profitability indicator we use is hotel adjusted operating profit, which is a non-GAAP measure to evaluate the profitability of our comparable hotels. Hotel adjusted operating profit measures property-level results before debt service and is a supplemental measure of individual property-level profitability. The comparable hotel adjusted operating profit that we discuss is an aggregation of the adjusted operating profit for each of our comparable hotels. See "Non-GAAP Financial Measures-Comparable Hotel Operating Results" for further discussion. Each of the non-GAAP measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, operating profit and earnings per share.

Summary of 2007 Operating Results

Comparable Hotel plus the Starwood Portfolio RevPAR increased 6.5% in 2007. The RevPAR increase was the result of an increase in average room rates of 5.9% and an increase in occupancy of 0.4 percentage points. For our comparable properties, RevPAR increased 5.8%. The growth in average room rate was driven by a number of positive factors, such as continued economic growth and low growth in the supply of new luxury and upper upscale hotels.

Total revenue increased $613 million, or 12.7%, to $5.4 billion for the year, primarily due to increases in RevPAR, as well as increases in food and beverage and other revenue items. Revenues for 2007 also reflects a full year of operations for the 23 hotels acquired from Starwood in April 2006 that we own as of December 31, 2007. Revenues include $1,066 million in 2007 compared to $762 million in 2006 from the Starwood Portfolio.

Net income from continuing operations increased $256 million in 2007 to $550 million. The increase was primarily the result of improved operating results at our hotels, increases in gains on insurance settlements, declines in corporate and other expenses (primarily due to decreases in stock compensation expense and a decrease in non-recurring costs as compared to 2006 which included costs associated with the Starwood acquisition) and a decline in interest expense. Net income decreased $11 million to $727 million in 2007. The decrease was due to a decline in gains on dispositions from $416 million in 2006 compared to $164 million in 2007. Diluted earnings per common share from continuing operations increased $.45 to $1.01 in 2007, while diluted earnings per share decreased $.15 to $1.33 in 2007. FFO per diluted share increased $.38, to $1.91, for 2007. FFO per diluted share was reduced by $.08 for 2007 due to costs associated with debt repayments or refinancings. By comparison, FFO per diluted share was reduced by $.09 for 2006 for similar transactions, as well as costs associated with preferred stock redemptions and the Starwood acquisition.

Comparable hotel adjusted operating profit increased as a result of the increases in overall revenues at our hotels, described above, but was negatively affected by a 4.3% increase in comparable hotel operating expenses. The increase in expenses was driven by increases in wages and benefits at the hotels and by increased management fees.

Investing Activities

Acquisitions

Domestically, we did not complete any acquisitions during 2007 due to several factors. During the first half of 2007, increased demand for premium assets (particularly from private equity funds and other buyers as a result of the availability of favorable debt financing) and continued strong lodging fundamentals caused significant upward pressure on asset prices. However, as the credit markets weakened in the second half of the year, favorable debt financing was not available and few luxury and upper upscale hotels were marketed to be sold. As a result, management continued to focus on acquisitions in Europe, where we believe there are opportunities for growth outside of the domestic lodging cycle. Consistent with this strategy, our European joint venture purchased three properties located in Brussels, Belgium in July 2007. As a result of the acquisition, the European joint venture now holds over €1 billion in lodging assets and reflects a geographically diversified portfolio with ten properties in five countries.

Capital Expenditures

During 2007, we continued to enhance the competitiveness of our properties through one of the largest capital expenditure programs in our history. This program consists of ROI/repositioning and value enhancement projects as well as maintenance capital expenditures. These projects are focused on lobbies, public space, food and beverage facilities, spas, retail outlets, energy conservation, non-guest areas, meeting space and rooms. Over the past two years, we have spent over $1.1 billion on capital expenditures, including $613 million in 2007. We spent over $345 million in 2007 on ROI/repositioning projects and value enhancement projects at 23 properties. These projects included the completion of the 105,000 square foot exhibit hall at the Orlando World Center Marriott, which opened in October 2007, and several significant projects at the Atlanta Marriott Marquis, including the construction of new food and beverage facilities, renovation of all existing breakout space and the construction of a new 26,000 square foot ballroom, which is scheduled to be completed by the second quarter of 2008. Additionally, at Desert Springs, a JW Marriott Resort & Spa, Palm Desert, we recently renovated the lobby and opened a completely renovated spa, which expanded the size of the spa to 37,000 square feet. During 2007, our renewal and replacement capital expenditures totaled $267 million and included the renovation of over 6,500 rooms and over 625,000 square feet of meeting space.

Dispositions

During 2007, we took advantage of market conditions to dispose of nine properties where we believed the potential for long-term revenue growth was lower. Proceeds from these sales were approximately $400 million and were used to repay debt and invest in our portfolio. We recorded a gain on these sales of $164 million, net of tax, in 2007. The interest from perspective buyers slowed during the second half of 2007 due to the decline in the availability of financing as the credit markets tightened.

Financing Activities

Maintaining our strong interest coverage and leverage ratios remains a key management priority and, as a result of continued growth in cash flow at our properties and the repayment and refinancing of debt, we significantly improved our interest coverage and leverage ratios during 2007. During 2007, we issued approximately $1.0 billion of debt, including $600 million of 2 5/8% Exchangeable Senior Debentures and $434 million of mortgage debt. The proceeds, along with cash from hotel dispositions and available cash, were used to retire or prepay $1.3 billion of debt, which included $1.0 billion of mortgage debt, $250 million outstanding under our Credit Facility and $6 million of senior notes. Importantly, we only have $247 million of debt maturing plus $14 million of principal amortization in 2008.

2008 Outlook

We believe that the economic drivers that impact underlying lodging fundamentals, such as growth in GDP, business investment and employment, are likely to weaken in 2008. The expected decline in these drivers will likely result in a significantly lower revenue growth rate for our hotels than was experienced in 2006 and 2007. While demand growth could moderate as a result of slowing economic drivers, projections for new supply in the markets in which we own hotels suggest that supply growth will also continue to fall short of long-term historical averages. While the pace of new lodging supply in various phases of development has increased over the past several quarters, the majority of new projects scheduled for completion in the near-term are largely concentrated in the economy and mid-scale segments and are located outside of major urban markets. Therefore, we do not expect most of the new hotel supply to directly compete with our core portfolio. We also believe the timing of some of these projects may be affected by increased building costs and the reduced availability of financing. These factors may further dampen the pace of new supply development beyond 2008.

We believe the slower economic growth in 2008 will likely result in lower transient demand, primarily from the corporate and leisure segments. Our group booking pace for 2008 is stronger than 2007; however, the short term group bookings may not materialize to the same extent that they did in 2007. Overall, we expect group demand to be similar to the levels achieved in 2007. Based on this outlook, we believe the increases in RevPAR in 2008 will continue to be driven by increases in the average room rate rather than occupancy. However, improvements in operating results will be constrained by increasing operating costs as well as certain costs increasing at a rate greater than inflation, including wages, benefits and real estate taxes.

We expect our current level of capital expenditures and investment projects will continue through 2008. As a result of this program, certain properties will continue to experience temporary business interruption during 2008. Due to the size and number of projects we expect to complete early in 2008, the disruption may be particularly significant in the first half of the year and, as a result, our operating margins will be adversely affected. However, over the long term, we expect to see improvements in RevPAR and operating margins as these projects are expected to enhance our properties' competitive market position and profitability.

As a result of these trends and our efforts to improve the portfolio, we expect that for the 116 hotels that we consider comparable in 2008, which includes the Starwood Portfolio, RevPAR will increase approximately 2% to 4% when compared to 2007.

We anticipate that despite the recent tightening of the domestic credit markets, which we expect to restrict other potential buyers, investment opportunities for asset acquisitions in domestic urban and resort locations will continue to be limited for us. Liquidity concerns should moderate the increases in valuations that have occurred in recent years and limit the number of buyers who utilize higher levels of leverage. Consequently, owners will not likely be willing to sell their hotels at lower price levels initially, which, in the near term, will reduce the number of domestic properties available that will meet our return on investment requirements. Additionally, we expect that the decline in prospective buyers due to the tightening of the credit market will continue to limit our dispositions in 2008. However, we believe that in international markets, particularly in Europe, Asia and Latin America, there are more opportunities wherein we can leverage our investment through the use of joint ventures to acquire quality properties. As a result of the current strength of our balance sheet, and the number of sources of liquidity available to us (see "Liquidity and Capital Resources"), we feel we are well positioned to take advantage of any opportunities that may arise.

In 2007, we declared a total dividend of $1.00 per share. For 2008, we expect to declare a fixed $.20 per share common dividend each quarter as well as a special dividend in the fourth quarter, which, based on our current outlook, will be similar to the 2007 level. The amount of any dividend will be determined by Host's Board of Directors.

As we believe the trends in the lodging industry provide less opportunity for improvements in our business in 2008, there can be no assurances that any increases in hotel revenues or earnings at our properties will continue for any number of reasons, including, but not limited to, slower than anticipated growth in the economy and changes in travel patterns.

Recent Events

On March 12, 2008, Host LP issued 5.6 million common partnership interests ("OP units") of Host LP, representing a 1% interest in Host LP, to outside limited partners in Pacific Gateway, Ltd., a California limited partnership ("Pacific Gateway") that owns the San Diego Marriott Hotel and Marina. The number of OP units issued was based on the closing price of the common stock of Host of $16.68 per share on March 12, 2008. In exchange for the issuance of these OP units, the outside limited partners of Pacific Gateway assigned their remaining approximately 10% partnership interests in Pacific Gateway, and other economic rights, including the right to receive 1.7% of the hotel sales, to a wholly owned subsidiary of Host LP. As a result of the transaction, Host LP now owns 100% of the interests in the hotel.

In March 2008, we entered into a joint venture with an affiliate of GIC Real Estate Pte Ltd, the real estate investment company of the Government of Singapore Investment Corporation Pte Ltd with the purpose of investing in lodging properties located in Asia and the South Pacific. The joint venture partners have agreed to invest $600 million in equity, which results in potential capacity of up to $2 billion in total asset acquisitions.

Results of Operations

The following table reflects certain line items from our audited statements of operations and other significant operating statistics:

(IN MILLIONS, EXCEPT OPERATING STATISTICS AND PERCENTAGES)	2007	2006	% CHANGE 2006 TO 2007	2005	% CHANGE 2005 TO 2006
Revenues:					
Total hotel sales	$ 5,306	$ 4,694	13.0%	$ 3,583	31.0%
Operating costs and expenses:					
Property-level costs[1]	4,455	3,970	12.2	3,142	26.4
Corporate and other expenses	69	94	(26.6)	67	40.3
Gain on insurance settlement	51	13	N/M[5]	9	44.4
Operating profit	953	762	25.1	494	54.3
Interest expense	422	450	(6.2)	443	1.6
Minority interest expense	32	41	(22.0)	16	N/M[5]
Income from discontinued operations	177	444	(60.1)	52	N/M[5]
Net income	727	738	(1.5)	166	N/M[5]
All hotel operating statistics[2]:					
RevPAR	$142.81	$133.48	7.0%	$121.66	9.7%
Average room rate	$194.71	$182.56	6.7%	$167.64	8.9%
Average occupancy	73.3%	73.1%	0.2 pts.	72.6%	0.5 pts.
Comparable hotel operating statistics[3]:					
RevPAR	$145.37	$137.36	5.8%	N/A	8.5%
Average room rate	$197.75	$187.05	5.7%	N/A	9.2%
Average occupancy	73.5%	73.4%	0.1 pts.	N/A	(0.4) pts.
Comparable hotel plus Starwood Portfolio operating statistics[4]:					
RevPAR	$145.90	$136.95	6.5%	N/A	N/A
Average room rate	$197.08	$186.09	5.9%	N/A	N/A
Average occupancy	74.0%	73.6%	0.4 pts.	N/A	N/A

[1] Amount represents operating costs and expenses per our consolidated statements of operations less corporate expenses and the gain on insurance settlement.

[2] Operating statistics are for all properties as of December 31, 2007, 2006 and 2005 and include the results of operations for hotels we have sold prior to their disposition.

[3] Comparable hotel operating statistics for 2007 and 2006 are based on 93 comparable hotels as of December 31, 2007. The percent change from 2005 to 2006 is based on 95 comparable hotels as of December 31, 2006. See "Comparable Hotel and Comparable Hotel plus the Starwood Portfolio Operating Statistics" for further details.

[4] Comparable hotel plus Starwood Portfolio statistics are based on 93 comparable hotels plus 23 hotels acquired from Starwood in April 2006 that we own as of December 31, 2007.

[5] N/M=Not Meaningful

Hotel Sales Overview

(IN MILLIONS)	2007	2006	% CHANGE 2006 TO 2007	2005	% CHANGE 2005 TO 2006
Revenues					
Rooms	$3,306	$2,925	13.0%	$2,198	33.1%
Food and beverage	1,644	1,472	11.7	1,147	28.3
Other	356	297	19.9	238	24.8
Total hotel sales	$5,306	$4,694	13.0	$3,583	31.0

2007 Compared to 2006

Hotel sales growth for 2007 was due to increases in RevPAR, as well as increases in food and beverage and other revenue items. Hotel sales for 2007 also reflect a full year of operations for the Starwood Portfolio and include $1,066 million and $762 million in 2007 and 2006, respectively, from these properties. Sales for properties sold in both years have been reclassified as discontinued operations. See "Discontinued Operations" below.

Comparable Hotel plus the Starwood Portfolio RevPAR increased 6.5% in 2007 and comparable hotel RevPAR increased 5.8% (as of December 31, 2007, 93 of our 119 hotels have been classified as comparable hotels). The increase in RevPAR was the result of strong growth in average room rates and a slight increase in occupancy. The growth in average room rate was driven by increasing demand due to strong economic growth in the first half of 2007 and low growth in the supply of new luxury and upper upscale hotels. As a result of these trends, our operators were able to continue to increase room rates, while marginally improving the year-over-year occupancy levels. However, occupancy was affected at a number of our hotels by our capital expenditure program, which is described below, as well as weakness in individual markets.

Food and beverage revenues for our comparable hotels increased 3.7%, primarily due to increased sales from our catering and banquet business and meeting room rentals. In addition, operating margins at our food and beverage outlets increased 1.1 percentage points. Other revenues for our comparable hotels, which primarily represent spa, golf, parking, internet connectivity and other fees, increased 7.4%.

While management evaluates the performance of each individual hotel against its competitive set in a given market, overall we evaluate the portfolio operating results using three different criteria: property type (i.e. urban, suburban, resort/convention or airport), geographic region and mix of business (i.e. transient, group or contract).

Comparable Hotel Sales by Property Type

The following tables set forth performance information as of December 31, 2007 and 2006:

Comparable Hotels plus the Starwood Portfolio by Property Type[a][b]

	AS OF DECEMBER 31, 2007		YEAR ENDED DECEMBER 31, 2007			YEAR ENDED DECEMBER 31, 2006			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Urban	55	33,016	$210.91	77.0%	$162.41	$197.19	76.2%	$150.25	8.1%
Suburban	32	12,307	157.59	67.5	106.31	148.62	67.4	100.14	6.2
Airport	17	7,556	138.39	75.2	104.01	132.81	74.1	98.39	5.7
Resort/ Convention	12	7,337	256.16	70.5	180.61	247.96	71.8	178.04	1.4
All Types	116	60,216	197.08	74.0	145.90	186.09	73.6	136.95	6.5

Comparable Hotels by Property Type[b]

	AS OF DECEMBER 31, 2007		YEAR ENDED DECEMBER 31, 2007			YEAR ENDED DECEMBER 31, 2006			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Urban	40	23,518	$210.60	77.1%	$162.32	$196.92	76.8%	$151.21	7.3%
Suburban	27	10,580	158.52	67.3	106.73	149.14	67.5	100.62	6.1
Airport	15	6,557	142.90	74.0	105.69	137.58	72.7	100.02	5.7
Resort/ Convention	11	6,825	261.94	70.4	184.44	253.31	71.8	181.91	1.4
All Types	93	47,480	197.75	73.5	145.37	187.05	73.4	137.36	5.8

[a] The 2006 results and percentage change statistics include results prior to our ownership of the Starwood Portfolio.

[b] The reporting period for 2007 is from December 30, 2006 to December 28, 2007 and for 2006 is from December 31, 2005 to December 29, 2006 for our Marriott hotels. For further discussion, see "Reporting Periods."

For 2007, RevPAR increased across all of our hotel property types, led by our urban hotels, as we benefited from strong performance in several downtown markets such as Boston, New York, and San Francisco. We also experienced RevPAR growth at our suburban hotels due to strong performances at our suburban Boston, Denver and Los Angeles hotels. RevPAR growth at our airport hotels was led by our San Francisco and Houston airport hotels. RevPAR growth for our resort/convention hotels was moderate as several hotels were significantly affected by major renovations.

Comparable Hotel Sales by Geographic Region

The following tables set forth performance information as of December 31, 2007 and 2006:

Comparable Hotels plus the Starwood Portfolio by Region[(a)(b)]

	AS OF DECEMBER 31, 2007		YEAR ENDED DECEMBER 31, 2007			YEAR ENDED DECEMBER 31, 2006			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	28	16,019	$200.99	75.9%	$152.60	$191.66	75.4%	$144.44	5.7%
Mid-Atlantic	11	8,681	260.84	82.6	215.51	237.41	80.6	191.25	12.7
North Central	14	6,175	153.96	69.3	106.63	148.14	70.5	104.46	2.1
Florida	10	5,922	205.56	69.7	143.25	199.08	70.4	140.17	2.2
New England	11	5,663	176.22	74.7	131.68	167.98	72.3	121.47	8.4
DC Metro	13	5,662	198.34	75.6	150.03	192.78	73.5	141.66	5.9
South Central	8	4,358	158.80	70.1	111.35	149.65	71.2	106.62	4.4
Mountain	7	2,640	148.59	66.7	99.06	137.98	67.4	92.94	6.6
Atlanta	7	2,625	197.10	68.6	135.13	188.61	70.5	132.97	1.6
International	7	2,471	156.37	69.3	108.30	143.61	70.4	101.05	7.2
All Regions	116	60,216	197.08	74.0	145.90	186.09	73.6	136.95	6.5

Comparable Hotels by Region[(b)]

	AS OF DECEMBER 31, 2007		YEAR ENDED DECEMBER 31, 2007			YEAR ENDED DECEMBER 31, 2006			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	22	12,016	$211.60	75.1%	$158.90	$200.75	74.5%	$149.49	6.3%
Mid-Atlantic	8	5,870	248.56	81.3	202.12	227.45	79.9	181.76	11.2
North Central	11	4,586	160.44	70.6	113.22	154.63	72.3	111.87	1.2
Florida	9	5,663	209.60	69.6	145.95	203.71	70.2	142.94	2.1
New England	6	3,032	182.63	77.8	142.10	170.11	76.9	130.81	8.6
DC Metro	12	5,399	197.41	75.4	148.78	192.23	73.1	140.51	5.9
South Central	7	4,126	152.88	70.5	107.77	144.72	71.6	103.63	4.0
Mountain	6	2,210	142.20	64.8	92.08	132.71	65.5	86.98	5.9
Atlanta	7	2,625	197.10	68.6	135.13	188.61	70.5	132.97	1.6
International	5	1,953	165.19	69.8	115.31	151.61	72.0	109.21	5.6
All Regions	93	47,480	197.75	73.5	145.37	187.05	73.4	137.36	5.8

(a) The 2006 results and percentage change statistics include results prior to our ownership of the Starwood Portfolio.

(b) The reporting period for 2007 is from December 30, 2006 to December 28, 2007 and for 2006 is from December 31, 2005 to December 29, 2006 for our Marriott hotels. For further discussion, see "Reporting Periods".

For 2007, our Mid-Atlantic region continued to be the top performing region due to exceptional RevPAR growth by our New York City hotels driven by strong business and leisure transient demand and average room rate increases. The New England region also performed well due to increased city-wide events in the Boston market, particularly during the second half of the year, as this market was affected by lower levels of group and transient demand during the first half of the year.

Increases in RevPAR for our Pacific, Washington, D.C. and Mountain regions were generally consistent with the levels for the overall portfolio. Increases in RevPAR in our Pacific region were driven by the Los Angeles and San Francisco markets. The Los Angeles market grew due to increased average room rates for transient business along with a strong group base. The San Francisco market had a strong year driven by city-wide events. The growth in the Washington, D.C. region was driven by the performance of our downtown hotels, which was partially offset by weak performance by our suburban properties in the region.

RevPAR growth during the year in the Florida region was moderate, as group activity was slow due to hurricane concerns and renovation displacement at several hotels including the Harbor Beach Marriott Resort and Spa and the Tampa Marriott Waterside Hotel and Marina. The weak RevPAR growth in the Atlanta region was due to lower levels of occupancy, as city-wide demand decreased from the unusually strong performance in 2006 that reflected business relocation from New Orleans due to Hurricane Katrina. However, in the fourth quarter, the Atlanta region experienced RevPAR increases due to strong group bookings in the mid-town area. The North Central region under-performed the portfolio primarily due to weakness in the Chicago market.

Hotel Sales by Business Mix. The majority of our customers fall into three broad groups: transient, group and contract business. Individual travelers are referred to as "transient" customers. Those traveling as part of an organized group, meeting or convention are referred to as "group" customers. "Contract" customers represent blocks of rooms sold to a specific company for an extended period of time at significantly discounted rates, such as airline crews. The information below is derived from business mix data for 109 of our hotels for which business mix data is available from our managers.

In 2007, relatively strong demand levels allowed our operators to increase average daily room rates, particularly in the corporate transient segments. Overall transient average daily rates increased 7% when compared to last year and our overall group average room rate for these hotels increased almost 5%. We expect that the ability to achieve increases in average daily rates will moderate in 2008 in conjunction with expectations for weaker economic and demand growth.

2006 Compared to 2005

Hotel sales growth for 2006 was due to increases in RevPAR, as well as increases in food and beverage and other revenue items. Hotel sales include $863 million in 2006 from the Starwood Portfolio. Sales for properties sold in both years have been reclassified as discontinued operations. See "Discontinued Operations" below.

As of December 31, 2006, 95 of our 128 hotels were classified as comparable hotels. Comparable hotel sales increased 7.6% to approximately $3.8 billion for 2006. The revenue growth reflects the increase in comparable RevPAR of 8.5%, as a result of an increase in average room rates of 9.2% and a slight decrease in occupancy of 0.4 percentage points. The growth in average room rate was driven by a number of positive trends such as strong United States GDP growth, low growth in the supply of new luxury and upper upscale hotels and the strengthening in the group and transient segments of our business. As a result of these trends, our operators were able to significantly increase average daily room rates and continued to manage the mix of business away from lower rated discount and contract business in favor of higher rated corporate transient and corporate and association group business. However, this yield management at our hotels did result in fewer occupied rooms and was the primary factor for the slight occupancy decline. Occupancy was also affected by weakness in individual markets and temporary disruption to certain properties due to our capital expenditure program.

Food and beverage revenues for our comparable hotels increased 6.6%, primarily due to increased sales from our catering and banquet business. Growth in sales of our food and beverage operations, which historically represent approximately 30% of our revenues, also positively affected overall operating margins, as our managers continue to shift business from outlets to banquet sales. Food and beverage margins increased 2.1 percentage points in 2006.

Comparable Hotel Sales by Property Type

The following table sets forth performance information as of December 31, 2006 and 2005:

Comparable Hotels By Property Type[a]

	AS OF DECEMBER 31, 2006		YEAR ENDED DECEMBER 31, 2006			YEAR ENDED DECEMBER 31, 2005			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Urban	39	22,680	$197.20	76.8%	$151.43	$179.94	76.6%	$137.90	9.8%
Suburban	29	11,138	145.94	67.3	98.27	134.69	67.7	91.12	7.8
Airport	16	7,328	135.31	73.1	98.85	122.41	75.9	92.89	6.4
Resort/ Convention	11	6,825	253.31	71.8	181.91	236.64	71.8	170.00	7.0
All Types	95	47,971	184.77	73.3	135.46	169.23	73.7	124.80	8.5

[a] The reporting period for 2006 for our Marriott hotels is from December 31, 2005 to December 29, 2006 and for 2005 is from January 1, 2005 to December 30, 2005.

For 2006, revenues increased across all of our comparable hotel property types, led by our urban hotels, as we benefited from strong performance in several of our downtown markets such as Chicago, New York and Boston. RevPAR growth at our resort/convention hotels was driven by the RevPAR increases at our Naples, Florida and Maui, Hawaii resort/convention hotels. The increase in RevPAR at our airport hotels was less than the comparable portfolio as the increase in average room rates of 10.5% was partially offset by decreases in occupancy of 2.8 percentage points due, in part, to renovations at our San Francisco airport hotels. The comparable hotel RevPAR increase for our suburban hotels reflected an increase in average room rates of 8.4%.

Comparable Hotel Sales by Geographic Region

The following table sets forth performance information as of December 31, 2006 and 2005:

Comparable Hotels By Region[a]

	AS OF DECEMBER 31, 2006		YEAR ENDED DECEMBER 31, 2006			YEAR ENDED DECEMBER 31, 2005			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	21	11,485	$201.76	74.6%	$150.44	$184.70	76.3%	$140.87	6.8%
Florida	10	6,435	192.58	70.9	136.47	177.63	71.8	127.57	7.0
Mid-Atlantic	8	5,865	227.45	79.9	181.76	207.20	78.8	163.22	11.4
DC Metro	13	5,335	185.39	71.8	133.10	173.23	76.4	132.41	0.5
North Central	12	4,906	152.28	72.2	109.89	138.55	69.0	95.58	15.0
South Central	7	4,125	144.72	71.6	103.63	131.25	74.1	97.25	6.6
Atlanta	7	2,625	188.61	70.5	132.97	171.69	69.4	119.13	11.6
New England	6	3,032	170.11	76.9	130.81	155.57	72.9	113.35	15.4
Mountain	6	2,210	132.71	65.5	86.98	119.89	64.3	77.04	12.9
International	5	1,953	151.61	72.0	109.21	134.18	72.2	96.83	12.8
All Regions	95	47,971	184.77	73.3	135.46	169.23	73.7	124.80	8.5

[a] The reporting period for 2006 for our Marriott hotels is from December 31, 2005 to December 29, 2006 and for 2005 is from January 1, 2005 to December 30, 2005.

For 2006, we experienced RevPAR increases in all regions. Our New England region was the top performing region due to very strong group demand at our downtown Boston hotels. The North Central region also performed well primarily due to an increase in the average room rate and the average occupancy. The improvement was the result of strong growth across all segments of demand, particularly group demand at our six hotels in the Chicago market, which benefited from a significant increase in the number of city-wide convention events in 2006. Additionally, increases in comparable hotel RevPAR in our Mountain region were due primarily to RevPAR increases at our three comparable hotels in the Denver market and our hotels in the Phoenix/Scottsdale area.

RevPAR growth in our Pacific and South Central regions were moderate. Our Pacific region benefited from strong RevPAR growth in the Hawaii and San Diego markets and our South Central region had RevPAR increases driven primarily by strong increases in average room rate. The DC region was our worst performing region. Comparable hotel RevPAR in the DC region was negatively affected by the renovations at the JW Marriott, Washington, D.C., which had a significant number of rooms out of service for the first and second quarters of 2006, as well as an overall decrease in congressional activity and a reduction in group business compared to 2005, which included the effect of the Presidential inauguration.

Hotel Sales by Business Mix. In 2006, overall demand was stronger and, therefore, our operators were able to significantly increase average daily room rates, particularly in the corporate transient segments. Overall transient average daily rates increased 10% when compared to last year and our overall group average room rate for these hotels increased almost 7%. The gap between transient rates and group rates widened in 2006, indicating that pricing power remained strong. The information above was derived from business mix data for 100 of our hotels for which business mix data is available from our managers.

2007 compared to 2006 and 2006 compared to 2005

Rental Income. Our rental income represents lease income from our 71 leased HPT Properties and three office property leases, as well as lease income from one upper upscale hotel. Rental income improved $1 million in 2007 from 2006 and $8 million in 2006 from 2005 primarily due to the increase in operations at the leased HPT Properties as a result of investments in the properties by the lessor and improvements in the overall economy.

Property-level Operating Expenses

(IN MILLIONS)	2007	2006	% CHANGE 2006 TO 2007	2005	% CHANGE 2005 TO 2006
Rooms	$ 789	$ 696	13.4%	$ 527	32.1%
Food and beverage	1,194	1,081	10.5	854	26.6
Other departmental and support expenses	1,290	1,158	11.4	974	18.9
Management fees	270	223	21.1	161	38.5
Other property-level expenses	395	361	9.4	279	29.4
Depreciation and amortization	517	451	14.6	347	30.0
Total property-level operating expenses	$4,455	$3,970	12.2	$3,142	26.4

Operating expenses increased each year from 2005 to 2007 due to several factors, particularly, inflation and increases in revenue driven costs at our properties. Our operating costs and expenses, which are both fixed and variable, are affected by changes in occupancy, inflation and revenues, though the effect on specific costs will differ. For example, utility costs include a fixed component but will increase based on occupancy and with inflation, while depreciation expense is fixed except for increases as a result of acquisitions and capital expenditures. Similarly, management fees are directly effected by total revenues as well as the level of operating profit at each property. Additionally, 2007 property-level operating expenses include the property-level expenses of the Starwood Portfolio for a full year or approximately $852 million in 2007. Comparatively, property-level operating expenses for 2006 include Starwood Portfolio expenses for the period from April 10, 2006 (the purchase date) through year end 2006 of $599 million. Fiscal year 2005 has no property-level expenses for the Starwood Portfolio. Property-level operating expenses exclude the costs associated with hotels we have sold, which are included in discontinued operations.

Corporate and Other Expenses. Corporate and other expenses primarily consist of employee salaries and benefits including stock-based compensation expense, as well as other costs such as travel, corporate insurance, audit fees, building rent and system costs. In 2007, corporate expenses decreased approximately $25 million from 2006 due to the decrease in compensation expense recorded for our stock-based compensation awards primarily due to the decline of our stock price and a significant decrease in the number of shares vested and a decrease in non-recurring costs, such as those costs recorded from the acquisition of the Starwood Portfolio and other transactions. In 2006, corporate expenses increased approximately $27 million from 2005 due to an increase in compensation expense based on the strong performance of our stock price and an increase in overall staffing levels, as well as non-recurring costs of $7 million associated with the Starwood acquisition.

Gain on Insurance Settlement. We recorded a gain on insurance settlement of $51 million in 2007, $13 million in 2006 and $9 million in 2005. The gains relate to the insurance proceeds received for both business interruption and property damage following Hurricanes Katrina and Wilma which occurred during September and October 2005. The hurricanes caused substantial business interruption and property damage at our New Orleans Marriott and at five of our hotels located in southern Florida. During 2007, we reached final settlement with our insurers on all of these claims.

During 2007, we recognized a gain of $30 million related to business interruption insurance proceeds received as a result of lost profit primarily at our New Orleans Marriott. Additionally, all of the insurance gains of $13 million in 2006 and $9 million in 2005 represent business interruption insurance proceeds.

The remaining gain of $21 million in 2007 related to insurance proceeds for property damages sustained by these properties. The gain represents the insurance proceeds received in excess of the insurance receivable recorded on the balance sheet at the date of loss. The insurance receivable reflected the book value of the property and equipment written off and repairs and maintenance costs incurred from the hurricanes. We recognize the gains on insurance settlements once all contingencies are met, and, as a result, none of the property insurance proceeds were recognized in income during 2005 or 2006.

Interest Income. Interest income increased $4 million in 2007 compared to 2006 and $11 million in 2006 compared to 2005 due to an increase in our cash balance and an increase in the interest rate earned.

Interest Expense. The decrease of $28 million in interest expense for 2007 is primarily due to a net decrease in debt of approximately $253 million and a decrease in our weighted average interest rate of 0.8 percentage points to 6.0%. The decrease is partially offset by call premiums and the acceleration of the amortization of deferred financing costs associated with debt prepayments totaling $45 million for 2007 compared to similar costs of $17 million for 2006.

The increase of $7 million in interest expense in 2006 from 2005 was primarily due to a net increase in debt of approximately $508 million and increased rates for our variable rate debt from 2005. The increase was partially offset by a decline from $30 million in 2005 to $17 million in 2006 for call premiums, accelerated deferred financing costs and original issue discounts and the early termination of our interest rate swap agreements associated with debt prepayments. In addition, interest expense for 2006 includes approximately $5 million of non-recurring bridge loan fees and expenses related to the Starwood acquisition.

Minority Interest Expense. Minority interest expense decreased $9 million in 2007 due to lower net income of Host LP and a decline in the weighted average ownership percentage of the outside owners of Host LP from 3.8% to 3.4%. Host LP income in 2006 included significant gains on dispositions, net of tax, of $416 million. In 2006, the increase of $25 million over 2005 was a result of the increase in the net income of Host LP, as well as the net income of certain of our consolidated hotel partnerships that are partially owned by third parties.

Equity in Earnings (Losses) of Affiliates. In 2007, our share of income of affiliates increased by $17 million over 2006 primarily due to an increase in earnings from our European joint venture, which was formed in 2006. However, in 2006, our share of losses of affiliates increased by $5 million compared to 2005 primarily due to the losses recorded from our investment in the European joint venture of $8 million, which included our portion of a foreign currency hedge loss of $7 million, as the venture hedged a portion of its initial investment for the acquisition of six of its hotels.

Net Gains on Property Transactions. In 2007 and 2006, the gains primarily represent the amortization of deferred gains resulting from the sale of the HPT Properties in 1995 and 1996. In 2005, gains also included the pre-tax gain of $69 million on the sale of 85% of our interest in CBM Joint Venture LLC.

Gain (Loss) on Foreign Currency and Derivative Contracts. The gain on foreign currency and derivative contracts in 2005 is primarily due to the $2 million increase in the fair value of the foreign currency exchange contracts on two of our Canadian hotels. These agreements were terminated in the fourth quarter of 2005.

Discontinued Operations. Discontinued operations consist of the results of operations and the gain or loss on disposition of nine hotels sold in 2007, seven hotels sold in 2006 and five hotels sold in 2005. For 2007, 2006 and 2005, revenues for these properties during our ownership period were $35 million, $167 million and $266 million, respectively, and operating income before taxes was $15 million (which includes $7 million of gains on insurance settlements relating to our discontinued hotels), $28 million (which includes $3 million of business interruption insurance proceeds relating to our discontinued hotels) and $34 million, respectively. We recognized a gain, net of tax, of $164 million, $416 million and $19 million for 2007, 2006 and 2005, respectively, on the disposition of these hotels.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

We use cash for acquisitions, capital expenditures, debt payments, operating costs, corporate and other expenses and dividends to stockholders. As a REIT, we are required to distribute at least 90% of our taxable income (excluding net capital gain) to our stockholders in the form of dividends. Funds used to make these dividends are provided from Host LP. Our sources of cash are cash from operations, proceeds from the sale of assets, borrowing under our Credit Facility and our ability to obtain additional financing through various capital markets. We depend primarily on external sources of capital to finance future growth, including acquisitions.

Cash Balances. As of December 31, 2007, we had $488 million of cash and cash equivalents, which was an increase of $124 million from December 31, 2006. In January 2008, we paid the fourth quarter dividends of $212 million on our common and preferred stock. The increase in cash is primarily due to proceeds from asset sales and improved operations, partially offset by dividend payments and capital expenditures. Excluding amounts necessary for working capital, we intend to use the remaining available funds over time to further invest in our portfolio through capital expenditures and stock repurchases, acquire new properties, invest in foreign joint ventures or make further debt repayments. We also have $600 million available under our Credit Facility. We believe we have ample liquidity and access to capital markets to take advantage of investment opportunities which may arise, continue our capital expenditures program, deal with our near term maturities and other obligations and to withstand an unanticipated decline in the cash flow from our business.

Debt Transactions. We seek to maintain a capital structure and liquidity profile with an appropriate balance of debt and equity to provide financial flexibility given the inherent volatility in the lodging industry, the debt capacity to buy assets in a downturn in the lodging cycle and the ability to continue to pay common stock dividends in the event that operations decline. Our financial flexibility is partially dependent on our ability to maintain compliance with the financial covenants under our debt agreements. In particular, the covenants under our Credit Facility and our senior notes indenture include, among others, the allowable amounts of leverage, coverage and fixed charges. Our ability to incur new debt, pay dividends and make investments is dependent upon compliance with these covenants. The liquidity and debt capacity provided by our Credit Facility is a key component of our capital structure. See "Financial Condition" for further discussion of our restrictive covenants. Since 2003, we have improved our financial covenant ratios as part of this strategy and, in 2007, we completed a number of transactions that extended our weighted average maturity, reduced interest costs and further improved our debt covenant ratios. We issued approximately $1.0 billion of debt, which consisted of $600 million of 2 5/8% Exchangeable Senior Debentures, as well as $434 million of mortgage debt. The proceeds of these facilities, along with proceeds from asset dispositions and available cash, were used to retire or prepay $1.3 billion of debt, which included $250 million outstanding under our Credit Facility and $1.0 billion of mortgage debt. As a result of these transactions, our debt balance has decreased by approximately $300 million to $5.6 billion as of December 31, 2007 with an average maturity of 5.7 years and a weighted average interest rate of 6.0%, which represents a decrease of approximately 80 basis points from December 31, 2006.

In addition to the above financing activities, we paid approximately $35 million of principal amortization of mortgage debt in 2007. Approximately $247 million of mortgage debt matures in 2008, in addition to $14 million of principal amortization.

We may continue to redeem or refinance senior notes and mortgage debt from time to time, including to take advantage of favorable market conditions when available. We may purchase senior notes for cash through open market purchases, privately negotiated transactions, a tender offer or, in some cases, through the early redemption of such securities pursuant to their terms. Repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Any refinancing or retirement before the maturity date would affect earnings and Funds From Operations, or FFO, per diluted share, as defined below, as a result of the payment of any applicable call premiums and the acceleration of previously deferred financing costs. Specifically, interest expense includes $45 million and $17 million for 2007 and 2006, respectively, for call premiums, the acceleration of deferred financing costs and original issue discounts and the termination of related interest rate swap agreements associated with debt prepayments of $4 million in 2006.

Equity Transactions. On February 19, 2008, Host's Board of Directors authorized a program to repurchase up to $500 million of common stock. The common stock may be purchased in the open market or through private transactions, dependent upon market conditions. The plan does not obligate us to repurchase any specific number of shares and may be suspended at any time at our discretion. Host currently has approximately 523 million shares outstanding.

Acquisitions and Dispositions. In July 2007, the European joint venture acquired three properties in Brussels, Belgium for $129 million, including our investment of $12 million. For 2007, we sold nine domestic properties for total proceeds of approximately $400 million and a gain of approximately $164 million, net of tax. The proceeds from the sales were used to repay debt and invest in our portfolio.

We may acquire additional properties through various structures, including transactions involving portfolios, single assets, joint ventures and acquisitions of all or substantially all of the securities or assets of other REITs or similar real estate entities. We anticipate that our acquisitions will be financed through a combination of methods, including proceeds from sales of properties from our existing portfolio, the incurrence of debt, available cash, advances under our Credit Facility, proceeds from equity offerings of Host, or issuance of OP units by Host LP.

Capital Expenditures. During 2007, we continued our capital expenditure programs, which included the renovation of approximately 6,500 rooms and approximately 625,000 square feet of meeting space. In 2007, our renewal and replacement capital expenditures were approximately $267 million. Our renewal and replacement capital expenditures are generally funded by the furniture, fixtures and equipment funds established at certain of our hotels (typically funded with approximately 5% of property revenues) and by our available cash. We also spent approximately $345 million on repositioning/ROI and value enhancement projects in 2007. These projects are expected to enhance the competitiveness at our properties and should help drive operating performance.

Sources and Uses of Cash

Cash Provided by Operations. Our cash provided by operations for 2007 increased $120 million to $1.0 billion from $881 million in 2006, due primarily to the growth in RevPAR, improvements in operating margins and a full year of operations from the properties acquired from Starwood.

Cash Used in Investing Activities. Approximately $192 million of cash was used in investing activities during 2007. This included approximately $400 million of net proceeds from the sales of nine properties and excess land in 2007, which was offset by capital expenditures of $613 million.

The following table summarizes significant investing activities that have been completed since the beginning of fiscal year 2006:

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	(INVESTMENT) SALE PRICE (IN MILLIONS)
ACQUISITIONS		
July 2007	Investment in European joint venture[1]	$ (12)
February 2007	Purchase of the Atlanta Marriott Perimeter Center ground lease	(15)
September 2006	Purchase of The Westin Kierland Resort & Spa[2]	(393)
July 2006	Investment in European joint venture[3]	(61)
May/June 2006	Investment in European joint venture[4]	(72)
	Total acquisitions	$ (553)
DISPOSITIONS		
December 2007	Sale of Sheraton Tucson	$ 25
November 2007	Sale of Minneapolis Marriott Southwest	45
August 2007	Sale of excess land	5
February 2007	Sale of Miami Airport Marriott	57
February 2007	Sale of Raleigh Marriott Crabtree Valley	48
February 2007	Sale of the Fairview Park Marriott	109
January 2007	Sale of Sheraton Milwaukee Brookfield Hotel	28
January 2007	Sale of Sheraton Providence Airport Hotel	10
January 2007	Sale of Capitol Hill Suites	39
January 2007	Sale of Marriott Mountain Shadows Resort	42
September 2006	Sale of The Ritz-Carlton, Atlanta	80
September 2006	Sale of Detroit Marriott Livonia	21
March 2006	Sale of Swissôtel The Drake, New York	440
February 2006	Sale of Marriott at Research Triangle Park	28
February 2006	Sale of Chicago Marriott Suites Deerfield	27
January 2006	Sale of Albany Marriott	58
January 2006	Sale of Fort Lauderdale Marina Marriott	146
	Total dispositions	$1,208

(1) During the third quarter of 2007, we invested approximately $12 million, or €9 million, in the European joint venture to fund our portion of the acquisition of three hotels located in Belgium.

(2) Investment price includes assumption of $135 million of mortgage debt.

(3) During the third quarter of 2006, we invested approximately $61 million, or €46 million, in the European joint venture to fund our portion of the acquisition of The Hotel Arts Barcelona.

(4) Investment price includes the contribution of the Sheraton Warsaw Hotel & Towers valued at $59 million on May 2, 2006, which was acquired from Starwood on April 10, 2006, and cash to the European joint venture.

Cash Provided by/Used in Financing Activities. Cash used in financing activities was $685 million for 2007 and cash provided by financing activities was $154 million for 2006. During 2007 and 2006, cash provided by financing activities included the issuance of debt securities for approximately $1.0 billion and $1.4 billion, respectively, net of financing costs. Cash used in financing activities in 2007 and 2006 consisted of debt prepayments of approximately $1.3 billion and $913 million, respectively, and scheduled principal repayments of $35 million and $59 million, respectively.

During 2007, we increased our common stock dividend payments by $153 million to $444 million due to our strong growth in operations that resulted in an increase in taxable income. We also paid $9 million and $18 million for 2007 and 2006, respectively, of dividends on our preferred stock. Preferred stock dividends for 2006 include dividends related to our Class C Preferred Stock, which was redeemed in May 2006.

The table below summarizes significant debt (net of deferred financing costs) and equity transactions since January 2006 (not including the conversion of our Convertible Subordinated Debentures in 2006 into 24.0 million common shares or the approximately 133.5 million shares of Host common stock issued in the Starwood acquisition, as these are non-cash transactions):

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	TRANSACTION AMOUNT (IN MILLIONS)
DEBT		
October 2007	Repayment of New Orleans Marriott, San Antonio Marriott Rivercenter, San Ramon Marriott and Santa Clara Marriott mortgages with an interest rate of 8.22%	$(190)
June 2007	Repayment of 9.375% Senior Notes	(6)
May 2007	Defeasance of 7.61% CMBS Loan	(514)
April 2007	Prepayment of the Philadelphia Marriott Convention Center mortgages with a weighted average interest rate of 8.52%	(96)
April 2007	Prepayment of the 8.41% Four Seasons Hotel, Atlanta mortgage	(33)
March 2007	Proceeds from the issuance of 2 5/8% Exchangeable Senior Debentures due 2027	589
March 2007	Prepayment of the 7.42% mortgage on the JW Marriott, Washington, D.C.[1]	(88)
March 2007	Proceeds from the issuance of the 5.53% mortgage loan secured by the Ritz-Carlton, Naples and Newport Beach Marriott Hotel &Spa	298
March 2007	Repayment of the Credit Facility	(175)
February 2007	Proceeds from 5.55% Harbor Beach Marriott mortgage refinancing	134
February 2007	Repayment of 8.58% Harbor Beach mortgage	(88)
January 2007	Repayment of the Credit Facility	(75)
December 2006	Draw on the Credit Facility	250
December 2006	Redemption of 9 1/4% Series G senior notes	(242)
December 2006	Redemption of 9 1/2% Series I senior notes	(450)
November 2006	Proceeds from the issuance of 6 7/8% Series R senior notes[2]	490
September 2006	Assumption of mortgage debt on The Westin Kierland Resort & Spa	135
June 2006	Repayment of 8.39% mortgage on the Boston Marriott Copley Place	(84)
May 2006	Redemption of the remaining 7 7/8% Series B senior notes	(136)
April 2006	Assumption of mortgage debt from Starwood	77
April 2006	Redemption of outstanding Convertible Preferred Securities	(2)
March 2006	Proceeds from the issuance of 6 3/4% Series P senior notes[2]	787
January 2006	Proceeds from the issuance of 5.195% Canadian mortgage loan	116
January 2006	Repayment of the Credit Facility	(20)
2007/2006	Principal amortization	(94)
	Net debt transactions	$ 583
EQUITY		
May 2006	Redemption of 5.98 million shares of 10% Class C preferred stock	$(151)
	Net equity transactions	$(151)

[1] The JW Marriott, Washington, D.C. mortgage debt had a floating interest rate of LIBOR plus 210 basis points. The interest rate shown reflects the rate as of the date of the transaction.

[2] The Series R senior notes were exchanged for Series S senior notes in February 2007. The Series P senior notes were exchanged for Series Q senior notes in August 2006.

FINANCIAL CONDITION

As of December 31, 2007, our total debt was $5.6 billion all of which carried a fixed rate of interest. Total debt was comprised of:

(IN MILLIONS)	DECEMBER 31, 2007	DECEMBER 31, 2006
Series K senior notes, with a rate of 7 1/8% due November 2013	$ 725	$ 725
Series M senior notes, with a rate of 7% due August 2012	347	347
Series O senior notes, with a rate of 6 3/8% due March 2015	650	650
Series Q senior notes, with a rate of 6 3/4% due June 2016	800	800
Series S senior notes, with a rate of 6 7/8% due November 2014	497	496
$500 million Exchangeable Senior Debentures, with a rate of 3.25% due April 2024	496	495
$600 million Exchangeable Senior Debentures, with a rate of 2 5/8% due April 2027	592	—
Senior notes, with an average rate of 10% and 9.7% at December 31, 2007 and December 31, 2006, respectively, due May 2012	7	13
Total senior notes	4,114	3,526
Mortgage debt secured by $2.1 billion of real estate assets, with an average interest rate of 6.6% at December 31, 2007 and 7.5% at December 31, 2006	1,423	2,014
Credit Facility	—	250
Other	88	88
Total debt	$5,625	$5,878

Aggregate debt maturities at December 31, 2007 are as follows:

(IN MILLIONS)	
2008	$ 261
2009	319
2010	511
2011	141
2012	968
Thereafter	3,441
	5,641
Discount on senior notes	(18)
Capital lease obligations	2
	$5,625

Senior Notes

General. The following summary is a description of the material provisions of the indentures governing our various senior notes issues by Host LP, which we refer to collectively as the senior notes indenture. We pay interest on each series of our outstanding senior notes semi-annually in arrears at the respective annual rates indicated on the table above. Under the terms of our senior notes indenture, our senior notes are equal in right of payment with all of Host LP's unsubordinated indebtedness and senior to all subordinated obligations of Host LP. The notes outstanding under our senior notes indenture are guaranteed by certain of our existing subsidiaries and currently are secured by pledges of equity interests in many of our subsidiaries. The guarantees and pledges ratably benefit the notes outstanding under our senior notes indenture, as well as our Credit Facility, certain other senior debt, and interest rate swap agreements and other hedging agreements with lenders that are parties to the Credit Facility. The pledges are permitted to be released in the event that our leverage ratio falls below 6.0x for two consecutive fiscal quarters. Because our leverage ratio is below this threshold, we have the right to release all pledges at any time. In October 2005, we exercised this right for pledges of capital stock that would have been otherwise required subsequent to this date.

Restrictive Covenants. Under the terms of the senior notes indenture, our ability to incur indebtedness and pay dividends is subject to restrictions and the satisfaction of various conditions, including the achievement of an EBITDA to interest coverage ratio of at least 2.0x by Host LP. Host LP is able to make distributions to enable Host to pay dividends on its preferred stock under the senior notes indenture when our EBITDA-to-interest coverage ratio is above 1.7 to 1.0. This ratio is calculated in accordance with our senior notes indenture and excludes from interest expense items such as interest on our Convertible Subordinated Debentures, call premiums and deferred financing charges that are included in interest expense on our consolidated statement of operations. Additionally, the calculation is based on our pro forma results for the four prior fiscal quarters giving effect to transactions, such as acquisitions, dispositions and financings, as if they occurred at the beginning of the period. Other covenants limiting our ability to incur indebtedness and pay dividends include maintaining total indebtedness of less than 65% of adjusted total assets (using undepreciated real estate values) and secured indebtedness of less than 45% of adjusted total assets. So long as we maintain the required level of interest coverage and satisfy these and other conditions in the senior notes indenture, we may pay preferred or common dividends and incur additional debt under the senior notes indenture, including debt incurred in connection with an acquisition. Our senior notes indenture also imposes restrictions on customary matters, such as our ability to pay dividends on, redeem or repurchase our equity interests; make investments; permit payment or dividend restrictions on certain of our subsidiaries; sell assets; guarantee indebtedness; enter into transactions with affiliates; create certain liens; and sell certain assets or merge with or into other companies. As of December 31, 2007, we are in compliance with all of our financial covenants under our senior notes indentures.

$600 million Exchangeable Senior Debentures. On March 23, 2007, Host LP issued $600 million 2 5/8% Exchangeable Senior Debentures (the "2007 Debentures") and received proceeds of $589 million, net of underwriting fees and expenses and original issue discount. The 2007 Debentures mature on April 15, 2027 and are equal in right of payment with all of our other senior notes. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year beginning on July 15, 2007. Holders have the right to require us to repurchase the 2007 Debentures on April 15, 2012, April 15, 2017 and April 15, 2022 for cash equal to 100% of the principal amount plus accrued interest. Holders may exchange their 2007 Debentures prior to maturity under certain conditions, including when the closing sale price of Host's common stock is more than 130% of the exchange price per share for at least 20 of 30 consecutive trading days during certain periods or any time up to two days prior to the date on which the debentures have been called for redemption. On exchange, we must deliver cash in an amount equal to not less than the lower of the exchange value (which is the applicable exchange rate multiplied by the average price of our common shares) and the aggregate principal amount of the 2007 Debentures to be exchanged, and, at our option, shares, cash or a combination thereof for any excess above the principal value. We can redeem for cash all, or part of, the 2007 Debentures at any time on or after April 20, 2012 upon 15 days notice at a redemption price of 100% of the principal amount plus accrued interest. If we elect to redeem the debentures and the exchange value exceeds the cash redemption price, we would expect holders to elect to exchange their debentures at the exchange value described above rather than receive the cash redemption price. The current exchange rate is 31.35 shares of our common stock per $1,000 principal amount of debentures, which is equivalent to an exchange price of $31.90 per share of Host common stock. The exchange rate may be adjusted under certain circumstances including the payment of common dividends exceeding $.20 per share in any given quarter.

$500 million Exchangeable Senior Debentures. On March 16, 2004, Host LP issued $500 million of 3.25% Exchangeable Senior Debentures (the "2004 Debentures") and received net proceeds of $484 million, after discounts, underwriting fees and expenses. The 2004 Debentures mature on April 15, 2024 and are equal in right of payment with all of our other senior notes. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. Holders have the right to require us to repurchase the 2004 Debentures on April 15, 2010, April 15, 2014 and April 15, 2019 for cash equal to 100% of the principal amount. Holders may exchange their 2004 Debentures prior to maturity under certain conditions, including at any time at which the closing sale price of our common stock is more than 120% of the exchange price per share, for at least 20 of 30 consecutive trading days during certain periods or any time up to two days prior to the date on which the debentures have been called for redemption. The current exchange rate is 60.9201 shares for each $1,000 of principal amount of the 2004 Debentures, (which is equivalent to an exchange price of $16.41 per share). The exchange rate is adjusted for certain circumstances, including the payment of all common dividends. We can redeem for cash all, or part of, the 2004 Debentures at any time subsequent to April 19, 2009 upon 30 days notice at the applicable redemption price as set forth in the indenture. If we elect to redeem the debentures and the exchange value exceeds the cash redemption price, we would expect holders to elect to exchange their debentures for stock rather than receive the cash redemption price.

Credit Facility

General. On May 25, 2007, we entered into a second amended and restated bank credit facility (which we refer to as the Credit Facility) with Deutsche Bank AG New York Branch, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Citicorp North America Inc., Société Générale and Calyon New York Branch, as Co-Documentation Agents and certain other agents and lenders. The Credit Facility provides aggregate revolving loan commitments in the amount of $600 million. During any period in which our leverage ratio equals or exceeds 7.0x, new borrowings are limited to such amount as does not cause the aggregate outstanding principal amount under the Credit Facility to exceed $300 million. The Credit Facility also includes subcommitments for (i) the issuance of letters of credit in an aggregate amount of $10 million and (ii) loans in certain foreign currencies in an aggregate amount of $300 million, (A) $150 million of which may be loaned to certain of our Canadian subsidiaries in Canadian Dollars and (B) $300 million of which may be loaned to us in Pounds Sterling and Euros. The Credit Facility has an initial scheduled maturity of September 2011. We have an option to extend the maturity for an additional year if certain conditions are met in September 2011. Subject to certain conditions, we also have the option to increase the amount of the facility by up to $400 million to the extent that any one or more lenders, whether or not currently party to the Credit Facility, commits to be a lender for such amount. Currently, there are no amounts outstanding under the Credit Facility.

The obligations under the Credit Facility are guaranteed by certain of our existing subsidiaries and is currently secured by pledges of equity interests in many of our subsidiaries. As with the prior facility, the pledges are permitted to be released in the event that certain conditions are satisfied, including the requirement that our leverage ratio falls below 6.0x for two consecutive fiscal quarters. As a result of having satisfied such conditions under the prior credit facility, currently we are not required to pledge our equity interests in any newly acquired or formed subsidiary, and at our elections, may obtain a release of all existing pledges for so long as our leverage ratio continues to be below 6.0x for two consecutive fiscal quarters. The guarantees and pledges ratably benefit our Credit Facility, as well as the notes outstanding under our senior notes indenture and interest rate swap agreements and other hedging agreements with lenders that are parties to the Credit Facility.

Financial Covenants. While the financial covenants under the Credit Facility are generally comparable to those contained in our prior facility (including covenants concerning leverage, fixed charge coverage and unsecured interest coverage), they are set at less restrictive levels than the corresponding covenants contained in our prior facility. Specifically, prior to the end of our third quarter of 2009, we are permitted to make borrowings and maintain amounts outstanding under the Credit Facility so long as our leverage ratio is not in excess of 7.5x and our unsecured coverage ratio is not less than 1.5x. Thereafter, the maximum leverage ratio under the Credit Facility is reduced to 7.25x, with the minimum unsecured coverage ratio continuing to be set at 1.5x. In all cases, if our leverage ratio equals or exceeds 7.0x, new borrowings are limited to such amount as does not cause the aggregate outstanding principal amount of the Credit Facility to exceed $300 million. The financial covenants for the Credit Facility do not apply when there are no borrowings under the Credit Facility. Hence, so long as there are no amounts outstanding, we would not be in default if we do not satisfy the financial covenants and we do not lose the potential to draw under the Credit Facility in the future if we were ever to come back into compliance with the financial covenants. As of December 31, 2007, our leverage ratio is 3.5x versus the 7.5x maximum leverage ratio allowed under the Credit Facility and our fixed charge coverage ratio is 3.0x versus the 1.0x minimum fixed charge coverage ratio allowed under the Credit Facility. Accordingly, we are in compliance with these and all of our other financial covenants under the Credit Facility as of December 31, 2007.

The following table summarizes the financial tests contained in the Credit Facility:

	FINANCIAL COVENANT LEVELS		
YEAR	MINIMUM UNSECURED INTEREST COVERAGE RATIO[(a)]	MAXIMUM LEVERAGE RATIO	MINIMUM FIXED CHARGE COVERAGE RATIO
2007	1.75	7.5	1.00
2008	1.75	7.5	1.00
2009	1.75	7.5[(b)]	1.05
2010	1.75	7.25	1.10
2011	1.75	7.25	1.15

[(a)] If, at any time our leverage ratio is above 7.0x, our minimum unsecured interest coverage ratio will lower to 1.5x.

[(b)] The maximum leverage ratio declines to 7.25x at the end of the third quarter 2009, and remains at 7.25x thereafter.

Interest and Fees. We pay interest on borrowings under the Credit Facility at floating interest rates plus a margin that is set with reference to our leverage ratio. In the case of LIBOR borrowings in U.S. Dollars, as well as Euros and Pounds Sterling denominated borrowings, the rate of interest ranges from 65 basis points to 150 basis points over LIBOR, which represents a reduction from the previous spread of 200 to 300 basis points over LIBOR due to the amended Credit Facility. Based on our current leverage ratio of 3.5x, we can borrow at a rate of LIBOR plus 65 basis points. To the extent that amounts under the Credit Facility remain unused, we pay a quarterly commitment fee on the unused portion of the loan commitment. The commitment fee has been reduced from a range of 35 to 55 basis points to a range of 10 to 15 basis points.

Other Covenants. The Credit Facility contains restrictive covenants on customary matters. Certain covenants become less restrictive at any time that our leverage ratio falls below 6.0x. In particular, at any time that our leverage ratio is below 6.0x, we will not be subject to limitations on capital expenditures, and the limitations on acquisitions, investments and dividends contained in the Credit Facility will be superseded by the generally less restrictive corresponding covenants in our senior notes indenture. Additionally, the Credit Facility's restrictions on incurrence of debt and the payment of dividends are generally consistent with our senior notes indenture. These provisions, under certain circumstances, limit debt incurrence to debt incurred under the Credit Facility or in connection with a refinancing, and limit dividend payments to those necessary to maintain our tax status as a REIT.

Mortgage and Other Debt

General. As of December 31, 2007, we had 16 assets that were secured by mortgage debt. Substantially all of our mortgage debt is recourse solely to specific assets except in instances of fraud, misapplication of funds and other customary recourse provisions. As of December 31, 2007, secured debt represented approximately 25% of our total debt and our aggregate secured debt had an average interest rate of 6.6% and an average maturity of 4.9 years.

The following table summarizes our outstanding debt and scheduled amortization and maturities related to mortgage and other debt as of December 31, 2007:

(IN MILLIONS)	BALANCE AS OF DECEMBER 31, 2007	2008	2009	2010	2011	2012	THEREAFTER
MORTGAGE DEBT							
Orlando Marriott World Center, 7.48%, due 7/1/2008	$ 209	$209	$ —	$—	$ —	$—	$ —
San Diego Marriott Hotel and Marina, 8.45%, due 7/1/2009	178	3	175	—	—	—	—
Atlanta Marriott Marquis, 7.4%, due 2/11/2023[1]	133	4	5	5	5	6	108
The Westin Kierland, 5.08%, due 12/1/2009	134	—	134	—	—	—	—
Harbor Beach Marriott Resort and Spa, 5.55%, due 3/1/2014	134	—	—	—	—	—	134
The Ritz-Carlton, Naples and Newport Beach Marriott Bayview, 5.531%, Due 3/1/2014	300	—	—	—	—	—	300
Desert Springs, a JW Marriott Resort & Spa, Palm Desert, 7.8%, due 12/11/2022[1]	83	3	3	4	4	4	65
The Westin Tabor Center, 8.51%, due 12/11/2023	43	1	1	1	1	2	37
Other mortgage debt[2]	209	40	2	1	130	—	36
Total mortgage debt	1,423	260	320	11	140	12	680
OTHER DEBT							
Philadelphia Airport Marriott industrial revenue bonds, 7 3/4%, due 12/1/2017	40	—	—	—	—	—	40
Capital leases and other[3]	48	—	—	—	—	—	48
Total other debt	88	—	—	—	—	—	88
Total mortgage and other debt	$1,511	$260	$320	$11	$140	$12	$768

(1) Beginning in 2010, the interest rate on these loans increases a minimum of 200 basis points and all excess cash (as defined in the loan agreement) generated by the partnerships that own these two properties is applied to principal; however, the loans can be repaid without a premium or penalty on that date. The amortization presented is the minimum principal payment considering the increase in interest rate, but does not include additional principal payments based on excess cash flow.

(2) Other mortgage debt consists of individual mortgage debt amounts that are less than $40 million, have an average interest rate of 6.2% at December 31, 2007 and mature through 2022.

(3) Capital leases and other consist of three loans with an average interest rate of 7.1% that mature through 2016, and capital leases with varying interest rates and maturity dates.

Mortgage Debt of Consolidated and Unconsolidated Partner Interests

For the entities that we consolidate in our financial statements that have third party minority partnership interests, the proportion of mortgage debt included in the above table that is attributable to the minority owners, based on their percentage of ownership of the partnerships, is approximately $88 million. Additionally, we have minority interests in partnerships and joint ventures that are not consolidated and are accounted for under the equity method. The proportion of the mortgage and other debt of these partnerships attributable to us, based on our percentage of ownership of the partnerships, was $351 million at December 31, 2007. Approximately 90% of this debt balance is due to our 32.1% ownership interest in the European joint venture. The debt of our unconsolidated partnerships is non recourse to us.

Credit Ratings

Currently, we have approximately $4.125 billion of senior notes outstanding and $100 million of preferred stock that are rated by Moody's Investors Service, Standard & Poor's and Fitch Ratings. Moody's rating on our senior notes debt is Ba1 and our preferred stock is Ba2. Standard & Poor's rating on our senior debt is BB and the rating on our preferred stock is B. Fitch's rating on our senior notes debt is BB+ and our preferred stock is BB. If our operations or our credit ratios were to decline, the ratings on our securities could be reduced. If we were unable to subsequently improve our credit ratings, our cost to issue additional senior notes, either in connection with a refinancing or otherwise, or additional preferred stock would likely increase.

Dividend Policy

Host is required to distribute at least 90% of its annual taxable income, excluding net capital gain, to its stockholders to qualify as a REIT, including taxable income recognized for federal income tax purposes but with regard to which we do not receive corresponding cash. Funds used by Host to pay dividends on its common and preferred stock are provided through distributions from Host LP. For every share of common and preferred stock of Host, Host LP has issued to Host a corresponding common OP unit and preferred OP unit. As of February 25, 2008, Host is the owner of substantially all of the preferred OP units and approximately 97% of the common OP units. The remaining 3% of the common OP units are held by various third-party limited partners.

Investors should take into account the 3% minority position in Host LP common OP units when analyzing common and preferred dividend payments by Host to its stockholders, as these holders share, on a pro rata basis, in amounts being distributed by Host LP to holders of its corresponding common and preferred OP units. When Host pays a common or preferred dividend, Host LP pays an equivalent per unit distribution on all common or corresponding preferred OP units. For example, if Host paid a $1 per share dividend on its common stock, it would be based on payment of a $1 per common unit distribution by Host LP to Host, as well as to other common OP unit holders.

Host's current policy on common dividends is generally to distribute, over time, 100% of its estimated annual taxable income. Host intends to pay a regular quarterly dividend of $0.20 per share, and, in addition, to declare a special dividend during the fourth quarter of each year, the amount of which will vary depending on Host's level of estimated taxable income. Host currently intends to continue paying dividends on its preferred stock, regardless of the amount of taxable income, unless contractually restricted. The amount of any dividends will be determined by Host's Board of Directors.

Off-Balance Sheet Arrangements and Contractual Obligations

Off-Balance Sheet Arrangements

We are party to various transactions, agreements or other contractual arrangements with unconsolidated entities (which we refer to as "off-balance sheet arrangements") under which we have certain contingent liabilities and guarantees. As of December 31, 2007, we are party to the following material off-balance sheet arrangements:

Unconsolidated Investments. We have invested approximately €115 million ($150 million) in the European joint venture. Under the joint venture's partnership agreement, the aggregate size of the European joint venture can increase to approximately €533 million of equity (of which approximately €171 million would be contributed by Host LP) and, once all funds have been invested, would be approximately €1.5 billion of assets. The European joint venture currently has €688.5 million of debt outstanding, none of which is recourse to us.

As of December 31, 2007, the aggregate size of the European joint venture was approximately €1.1 billion ($1.6 billion), including total capital contributions of approximately €359 million ($464 million), of which a total of approximately €115 million ($150 million) was from the contribution by us of cash and the Sheraton Warsaw Hotel & Towers. In connection with the European joint venture, the partners agreed that they would not individually make investments that are consistent with the European joint venture's investment parameters for a period of two years (three years in the case of Host) or until at least 90% of its committed capital is called or reserved for use prior to such date.

On February 5, 2008, we entered into a foreign currency forward purchase contract to hedge a portion of the foreign currency exposure resulting from the eventual repatriation of our net investment in the European joint venture. We hedged €30 million ($43 million) of our investment and the forward purchase will occur in August 2011. The derivative is considered a hedge of the foreign currency exposure of a net investment in a foreign operation, and, in accordance with SFAS 133, will be marked-to-market with changes in fair value recorded to accumulated other comprehensive income within the stockholder's equity portion of our balance sheet.

We also have other unconsolidated investments with a total of $814 million in debt with various partners. For additional detail on these investments and the European joint venture, see Note 3, "Investments in Affiliates," and Note 7, "Leases," in the accompanying consolidated financial statements.

Tax Sharing Arrangements. Under tax sharing agreements with former affiliated companies (such as Marriott International, HMS Host and Barceló Crestline Corporation), we are obligated to pay certain taxes (federal, state, local and foreign, including any related interest and penalties) relating to periods in which the companies were affiliated with us. For example, a taxing authority could adjust an item deducted by a former affiliate during the period that this former affiliate was owned by us. This adjustment could produce a material tax liability that we may be obligated to pay under the tax sharing agreement. Additionally, under the partnership agreement between Host and Host LP, Host LP is obligated to pay certain taxes (federal, state, local and foreign, including any related interest and penalties) incurred by Host, as well as any liabilities the IRS may successfully assert against Host. We do not expect any amounts paid under the tax sharing arrangements to be material.

Tax Indemnification Agreements. For reasons relating to federal and state income tax considerations of the former and current owners of five hotels, we have agreed to restrictions on selling the hotels, or repaying or refinancing the mortgage debt for varying periods depending on the hotel. These agreements require that we indemnify the owners for their tax consequences resulting from our selling the hotel or refinancing the mortgage debt during the period under the agreements, most of which will expire between 2008 and 2010. We also have agreed not to sell more than 50% of the original allocated value attributable to a portfolio of 11 additional hotels, or to take other actions that would result in the recognition and allocation of gain to the former owners of such hotels for federal income tax purposes. Because the timing of these potential transactions is within our control, we believe that the likelihood of any material indemnification to be remote and, therefore, not material to our financial statements. On average, these restrictions will generally expire, or cease to be significant, in 2009.

Guarantees. We have certain guarantees, which consist of commitments we have made to third parties for leases or debt, that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The largest guarantees (by dollar amount) are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of the future rental payments. The aggregate amount of these future rental payments is approximately $25 million as of December 31, 2007.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We no longer have an ownership interest in the partnership, but we remain obligated under a guarantee

of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Barceló Crestline Corporation, who, in turn, is indemnified by the current owner of the facility.

- In connection with the sale of two hotels in January 2005, we remain contingently liable for the amounts due under the respective ground leases. The future minimum lease payments are approximately $14 million through the full term of the leases, including renewal options. We believe that any liability related to these ground leases is remote, and in each case, we have been indemnified by the purchaser of the hotel.

Information on other guarantees and other off-balance sheet arrangements may be found in Note 17 to our consolidated financial statements.

Contractual Obligations

The table below summarizes our obligations for principal and estimated interest payments on our debt, future minimum lease payments on our operating and capital leases, projected capital expenditures and other long-term liabilities, each as of December 31, 2007:

		PAYMENTS DUE BY PERIOD			
(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations[1]	$7,303	$ 591	$1,422	$1,628	$3,662
Capital lease obligations	2	1	1	—	—
Operating lease obligations[2]	1,546	121	233	183	1,009
Purchase obligations[3]	404	382	22	—	—
Other long-term liabilities reflected on the balance sheet[4]	13	—	11	-	2
Total	$9,268	$1,095	$1,689	$1,811	$4,673

[1] The amounts shown include amortization of principal, debt maturities and estimated interest payments. Interest payments have been included in the long-term debt obligations based on the weighted average interest rate.

[2] Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants and the HPT subleases of approximately $9 million and $347 million, respectively, payable to us under non-cancelable subleases.

[3] Our only purchase obligations consist of commitments for capital expenditures at our hotels. Under our contracts, we have the ability to defer some of these expenditures into later years and some of the 2007 amount reflects prior year contracts that were deferred or not completed. See "Capital Expenditures."

[4] The amounts shown include deferred management fees and the estimated amount of tax expense based upon FIN 48. Under terms of our management agreements, we have deferred payment of management fees to our hotel managers for some of our properties that have not achieved the required income thresholds for payment of owner's priority to us. The timing of the payments, if any, is based on future operations, the termination of the management agreement or the sale of the hotel, and, is therefore, not determinable.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates:

- **Purchase Price Allocations to Hotels.** Investments in hotel properties are stated at acquisition cost and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Any remaining unallocated acquisition costs would be treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations performed by management and independent third parties. Identifiable intangible assets are typically contracts including ground and retail leases and management and franchise agreements, which are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources that may be obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

- **Impairment testing.** We are required by GAAP to record an impairment charge when we believe that one or more of our hotels has been impaired, whereby, future undiscounted cash flows for the hotel would be less than the net book value of the hotel. For impaired assets, we record an impairment charge when a property's fair value is less than its net book value. We test for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, as well as whenever an asset is classified as "held for sale" or events or changes in circumstances indicate that a hotel's net book value may not be recoverable. In the evaluation of the impairment of our hotels, we make many assumptions and estimates, including:
  - projected cash flows
  - holding period
  - expected useful life
  - future capital expenditures
  - fair values, including consideration of capitalization rates, discount rates and comparable selling prices.

  Changes in these estimates, assumptions, future changes in economic conditions, or property-level results could require us to record additional impairment charges, which would be reflected in operations in the future.
- **Classification of Assets as "Held for Sale.** Our policy for the classification of a hotel as held for sale is intended to ensure that the sale of the asset is probable, will be completed within one year and that actions required to complete the sale are unlikely to change or that the planned sale will be withdrawn. This policy is consistent with our experience with real estate transactions under which the timing and final terms of a sale are frequently not known until purchase agreements are executed, the buyer has a significant deposit at risk and no financing contingencies exist which could prevent the transaction from being completed in a timely manner. Specifically, we will typically classify properties that we are actively marketing as held for sale when all of the following conditions are met:
  - our Board of Directors has approved the sale (to the extent the dollar amount of the sale requires Board approval);
  - a binding agreement to purchase the property has been signed;
  - the buyer has committed a significant amount of non-refundable cash; and
  - no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner.

  To the extent a property is classified as held for sale and its fair value less selling costs is lower than the net book value of the property, we will record an impairment loss. See the discussion above concerning the use of estimates and judgments in determining fair values for impairment tests.
- **Depreciation and Amortization Expense.** Depreciation expense is based on the estimated useful life of our assets and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the sale of any of our hotels.
- **Valuation of Deferred Tax Assets.** We have approximately $98 million, net of a valuation allowance of $25 million, of consolidated deferred tax assets as of December 31, 2007. The objective of financial accounting and reporting standards for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in a company's financial statements or tax returns. We have considered various factors, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies in determining a valuation allowance for our deferred tax assets, and we believe that it is more likely than not that we will be able to realize the $98 million of deferred tax assets in the future. When a determination is made that all, or a portion, of the deferred tax assets may not be realized, an increase in income tax expense would be recorded in that period.
- **Valuation of Derivative Contracts.** We will occasionally enter into derivative products including interest rate and foreign currency swaps, caps and collars. Derivative instruments are fair valued each quarter and the increase or decrease in fair value is recorded in net income (loss) unless the instrument qualifies as a hedge under SFAS 133. We estimate the fair value of these instruments through the use of third party valuations, which utilize the market standard methodology of netting the discounted future cash receipts and the discounted expected cash payments. The variable cash flow streams are based on an expectation of future interest and exchange rates derived from observed market interest and exchange rate curves. The values of these instruments will change over time as cash receipts and payments are made and as market conditions change. Any event that impacts the level of actual and expected future interest or exchange rates will impact our valuations. The fair value of our derivatives is likely to fluctuate from year to year based on changing levels of interest and exchange rates and shortening terms to maturity.
- **Stock Compensation.** We recognize costs resulting from our share-based payment transactions in our financial statements over their vesting periods. We classify share-based payment awards granted in exchange for employee services as either equity classified

awards or liability classified awards. The classification of our restricted stock awards as either an equity award or a liability award is primarily based upon cash settlement options. Equity classified awards are measured based on the fair value on the date of grant. Liability classified awards are remeasured to fair value each reporting period. The value of these restricted stock awards, less estimated forfeitures, is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for awards for which employees do not render the requisite service. All restricted stock awards to senior executives have been classified as liability awards, primarily due to settlement features that allow the recipient to have a percentage of the restricted stock awards withheld to meet tax requirements in excess of the statutory minimum withholding. Restricted stock awards to our upper-middle management have been classified as equity awards as these awards do not have the optional tax withholding feature.

We utilize a simulation, or Monte Carlo, model to determine the fair value of our restricted stock awards classified as liability awards. The utilization of this model requires us to make certain estimates related to the volatility of the share price of our common stock, risk-free interest rates, the risk profile of our common shares compared to our peer group and the amount of our awards expected to be forfeited. We have recorded approximately $5 million of compensation expense related to our share-based payment awards during 2007.

- **Consolidation Policies.** Judgment is required with respect to the consolidation of partnership and joint venture entities in the evaluation of control, including assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests that are not controllable through voting interests. Currently, we have investments in entities that own hotel properties and other investments which we record using the equity method of accounting. These entities are considered to be voting interest entities. The debt on these investments is non-recourse to us and the effect of their operations on our results of operations is not material. While we do not believe we are required to consolidate any of our current partnerships or joint ventures, if we were required to do so, then all of the results of operations and the assets and liabilities would be included in our financial statements.

Application of New Accounting Standards

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations*, ("FAS 141R"). FAS 141R provides principles on the recognition and measurement of the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. The standard particularly requires the assets acquired, liabilities assumed and noncontrolling interests to be measured at the acquisition date fair value, including contingent considerations. Furthermore, FAS 141R prohibits acquisition-related costs, such as due diligence, legal and accounting fees, from being applied in the determination of fair value. We will adopt the provisions of this statement beginning in the first quarter of 2009 prospectively. We do not believe the adoption of this statement will materially affect the recognition and measurement related to our future business combinations.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*, ("FAS 160"), which defines a noncontrolling interest in a consolidated subsidiary as "the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent" and requires noncontrolling interest to be presented as a separate component of equity in the consolidated balance sheet. FAS 160 also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests. We will adopt this standard beginning in the first quarter of 2009 prospectively and any presentation and disclosure requirements retrospectively. Upon the adoption of this standard, we will reclassify interests of our minority partners from the mezzanine level of the balance sheet to stockholders equity. As of December 31, 2007, this balance totaled $216 million. Additionally, the income attributable to minority partners will no longer be deducted in our determination of net income and net income would have increased by $32 million, $41 million and $16 million for 2007, 2006 and 2005, respectively. However, the expense will be deducted in our determination of net income available to common shareholders. Therefore, we do not anticipate that the adoption of this standard will have a material effect on our income available to common shareholders or our diluted earnings per share.

The FASB recently proposed FASB staff position (FSP) APB 14-a, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP 14-a"). The proposed FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate on the instrument's issuance date when interest cost is recognized in subsequent periods. Our 2007 Debentures ("Exchangeable Debentures") are within the scope of FSP 14-a; therefore, we would be required to record the debt portions of our Exchangeable Debentures at their fair value on the date of issuance and amortize the discount into interest expense over the life of the debt. However, there would be no effect on our cash interest payments. Applying FSP 14-a to our 2007 Debentures would decrease our diluted earnings per share and our FFO per diluted share by approximately $.02 in 2007. The effective date for this FSP 14-a has not been determined.

Comparable Hotel and Comparable Hotel plus the Starwood Portfolio Operating Statistics

We present certain operating statistics (i.e., RevPAR, average daily rate and average occupancy) and operating results (revenues, expenses and adjusted operating profit) for the periods included in this report on a comparable hotel basis. We define our comparable hotels as properties (i) that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations for the entirety of the reporting periods being compared and (ii) that have not sustained substantial property damage or business interruption, or undergone large-scale capital projects during the reporting periods being compared.

Of the 119 hotels that we owned on December 31, 2007, 93 have been classified as comparable hotels. The operating results of the following hotels that we owned as of December 31, 2007 are excluded from comparable hotel results for these periods:

- Atlanta Marriott Marquis (major renovation started August 2005);
- New Orleans Marriott (property damage and business interruption from Hurricane Katrina in August 2005);
- The Westin Kierland Resort & Spa (acquired in September 2006); and
- 23 consolidated hotels that we acquired from Starwood on April 10, 2006.

Additionally, the operating results of the 16 hotels we disposed of in 2007 and 2006 also are not included in comparable hotel results for the periods presented herein. Moreover, because these statistics and operating results are for our hotel properties, they exclude results for our non-hotel properties and other real estate investments.

In addition to comparable hotel RevPAR, we also have presented Comparable Hotel plus the Starwood Portfolio RevPAR. This represents our comparable hotels (described above) plus the 23 hotels acquired from Starwood on April 10, 2006 that we own as of December 31, 2007. Accordingly, we have included the results of the Starwood Portfolio for periods prior to our ownership in 2006 in the determination of the comparable hotel plus Starwood Portfolio RevPAR. Given the significance of the Starwood Portfolio to our operating results, we believe this supplemental presentation provides useful information to investors.

We evaluate the operating performance of our comparable hotels based on both geographic region and property type. These divisions are generally consistent with groupings recognized in the lodging industry.

Geographic regions consist of the following (only states in which we own hotels are listed):

- Pacific—California, Hawaii, Oregon and Washington;
- Mountain—Arizona and Colorado;
- North Central—Illinois, Indiana, Michigan, Minnesota, Missouri and Ohio;
- South Central—Louisiana, Tennessee and Texas;
- New England—Connecticut, Massachusetts and New Hampshire;
- Mid-Atlantic—Pennsylvania, New Jersey and New York;
- DC Metro—Maryland, Virginia and Washington, D.C.;
- Atlanta—Georgia and North Carolina;
- Florida—Florida; and
- International—Canada, Mexico and Chile.

Property types consist of the following:

- Urban—Hotels located in primary business districts of major cities;
- Suburban—Hotels located in office parks or smaller secondary markets;
- Resort/convention—Hotels located in resort/convention destinations such as Arizona, Florida, Hawaii and Southern California; and
- Airport—Hotels located at or near airports.

Reporting Periods

For Consolidated Statement of Operations. The results we report are based on results of our hotels reported to us by our hotel managers. Our hotel managers use different reporting periods. Marriott, the manager of a significant percentage of our properties, uses a year ending on the Friday closest to December 31 and reports twelve weeks of operations for the first three quarters and sixteen or seventeen weeks for the fourth quarter of the year for its Marriott-managed hotels. In contrast, other managers of our hotels, such as Hyatt and Starwood, report results on a monthly basis. Host, as a REIT, is required by federal income tax law to report results on a calendar year. As a result, we elected to adopt the reporting periods used by Marriott modified so that our fiscal year always ends on December 31 to comply with REIT rules. Our first three quarters of operations end on the same day as Marriott but our fourth quarter ends on December 31 and our full year results, as reported in our statement of operations, always includes the same number of days as the calendar year.

Two consequences of the reporting cycle we have adopted are: (1) quarterly start dates will usually differ between years, except for the first quarter which always commences on January 1, and (2) our first and fourth quarters of operations and year-to-date operations may not include the same number of days as reflected in prior years. For example, set forth below are the quarterly start and end dates for 2008, 2007 and 2006. Note that the second and third quarters of each year both reflect twelve weeks of operations. In contrast, the first and fourth quarters reflect differing days of operations.

	2008		2007		2006	
	START-END DATES	**NO. OF DAYS**	**START-END DATES**	**NO. OF DAYS**	**START-END DATES**	**NO. OF DAYS**
First Quarter	January 1-March 21	81	January 1-March 23	82	January 1-March 24	83
Second Quarter	March 22-June 13	84	March 24-June 15	84	March 25-June 16	84
Third Quarter	June 14-September 5	84	June 16-September 7	84	June 17-September 8	84
Fourth Quarter	September 6-December 31	117	September 8-December 31	115	September 9-December 31	114

While the reporting calendar we adopted is more closely aligned with the reporting calendar used by Marriott, another consequence of our calendar is we are unable to report the month of operations that ends after our fiscal quarter-end until the following quarter because our hotel managers using a monthly reporting period do not make mid-month results available to us. Hence, the month of operation that ends after our fiscal quarter-end is included in our quarterly results of operations in the following quarter for those hotel managers (covering approximately 44% (based on total revenues) of our hotels). As a result, our quarterly results of operations include results from hotel managers reporting results on a monthly basis as follows: first quarter (January, February), second quarter (March to May), third quarter (June to August) and fourth quarter (September to December). While this does not affect full year results, it does affect the reporting of quarterly results.

For Hotel Operating Statistics and Comparable Hotel Results. In contrast to the reporting periods for our consolidated statement of operations, our hotel operating statistics (i.e., RevPAR, average daily rate and average occupancy) and our comparable hotel results are always reported based on the reporting cycle used by Marriott for our Marriott-managed hotels. This facilitates year-to-year comparisons, as each reporting period will be comprised of the same number of days of operations as in the prior year (except in the case of fourth quarters comprised of seventeen weeks (such as fiscal year 2008) versus sixteen weeks). This means, however, that the reporting periods we use for hotel operating statistics and our comparable hotel results may differ slightly from the reporting periods used for our statements of operations for the first and fourth quarters and the full year. Set forth below are the quarterly start and end dates that are used for our hotel operating statistics and comparable hotel results reported herein. Results from hotel managers reporting on a monthly basis are included in our operating statistics and comparable hotel results consistent with their reporting in our consolidated statement of operations.

Hotel Result Reporting Periods for Operating Statistics and Comparable Hotel Results—for Marriott Managed Properties

	2008		2007		2006	
	START-END DATES	**NO. OF DAYS**	**START-END DATES**	**NO. OF DAYS**	**START-END DATES**	**NO. OF DAYS**
First Quarter	December 29-March 21	84	December 30-March 23	84	December 31-March 24	84
Second Quarter	March 22-June 13	84	March 24-June 15	84	March 25-June 16	84
Third Quarter	June 14-September 5	84	June 16-September 7	84	June 17-September 8	84
Fourth Quarter	September 6-January 2	119	September 8-December 28	112	September 9-December 29	112

Non-GAAP Financial Measures

We use certain "non-GAAP financial measures," which are measures of our historical financial performance that are not calculated and presented in accordance with GAAP, within the meaning of applicable SEC rules. They are as follows: (i) Funds From Operations (FFO) per diluted share, and (ii) Comparable Hotel Operating Results. The following discussion defines these terms and presents why we believe they are useful measures of our performance.

FFO Per Diluted Share

We present FFO per diluted share as a non-GAAP measure of our performance in addition to our earnings per share (calculated in accordance with GAAP). We calculate FFO per diluted share for a given operating period as our FFO (defined as set forth below) for such period divided by the number of fully diluted shares outstanding during such period. The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income (calculated in accordance with GAAP) excluding gains (or losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization and adjustments for unconsolidated partnerships and joint ventures. FFO is presented on a per share basis after making adjustments for the effects of dilutive securities, including the payment of preferred stock dividends, in accordance with NAREIT guidelines.

We believe that FFO per diluted share is a useful supplemental measure of our operating performance and that presentation of FFO per diluted share, when combined with the primary GAAP presentation of earnings per share, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance, we believe that such measure can facilitate comparisons of operating performance between periods and between other REITs, even though FFO per diluted share does not represent an amount that accrues directly to holders of our common stock. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by NAREIT in its April 2002 "White Paper on Funds From Operations," since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, NAREIT adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance.

We calculate FFO per diluted share, in accordance with standards established by NAREIT, which may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or calculate FFO per diluted share in accordance with NAREIT guidance. In addition, although FFO per diluted share is a useful measure when comparing our results to other REITs, it may not be helpful to investors when comparing us to non-REITs. This information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating performance measure prescribed by GAAP. Cash expenditures for various long-term assets (such as renewal and replacement capital expenditures) and other items have been and will be incurred and are not reflected in the FFO per diluted share presentations. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations and cash flows include depreciation, capital expenditures and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures. Additionally, FFO per diluted share should not be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to make cash distributions. In addition, FFO per diluted share does not measure, and should not be used as a measure of, amounts that accrue directly to our stockholders' benefit.

The following tables provide a reconciliation of net income available to common shareholders per share to FFO per diluted share:

Reconciliation of Net Income Available to Common Stockholders to Funds From Operations per Diluted Share

	YEAR ENDED DECEMBER 31,					
	2007			2006		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	INCOME	SHARES	PER SHARE AMOUNT	INCOME	SHARES	PER SHARE AMOUNT
Net income available to common stockholders	$ 718	522.1	$1.38	$ 718	481.8	$1.49
Adjustments:						
Gain on dispositions, net of taxes	(164)	—	(.31)	(416)	—	(.87)
Gain on insurance settlements[a]	(22)	—	(.04)	—	—	—
Amortization of deferred gains, net of taxes	(6)	—	(.01)	(1)	—	—
Depreciation and amortization	519	—	.99	462	—	.96
Partnership adjustments	30	—	.06	34	—	.07
FFO of minority partners of Host LP[b]	(37)	—	(.07)	(30)	—	(.06)
Adjustments for dilutive securities:						
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	.9	(.01)	—	2.0	(.01)
Assuming conversion of 2004 Exchangeable Senior Debentures	19	30.5	(.08)	19	29.0	(.05)
Assuming conversion of Convertible Subordinated Debentures	—	—	—	2	1.9	—
FFO per diluted share[c][d]	$1,057	553.5	$1.91	$ 788	514.7	$1.53

[a] Represents the gain during the period from the settlement of property insurance claims, including the gains that are included in discontinued operations related to hotels that we have sold.

[b] Represents FFO attributable to the minority interests in Host LP.

[c] FFO per diluted share in accordance with NAREIT is adjusted for the effects of dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP units held by minority partners, convertible debt securities and other minority interests that have the option to convert their limited partnership interest to common OP units. No effect is shown for securities if they are anti-dilutive.

[d] FFO per diluted share and earnings per diluted share for certain periods presented were significantly affected by certain transactions, the effect of which is shown in the table below (in millions, except per share amounts):

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2007 NET INCOME	2007 FFO	2006 NET INCOME	2006 FFO
Senior notes redemptions and debt prepayments[1]	$ (46)	$ (46)	$ (22)	$ (22)
Gain on hotel dispositions, net of taxes	164	—	416	—
Non-recurring Starwood acquisition costs[2]	—	—	(17)	(17)
Preferred stock redemptions[3]	—	—	(8)	(8)
Minority interest benefit (expense)[4]	(4)	2	(14)	2
Total	$ 114	$ (44)	$ 355	$ (45)
Diluted shares	554.7	553.5	483.8	514.7
Per diluted share	$ .21	$ (.08)	$ .73	$ (.09)

[1] Represents call premiums, the acceleration of original issue discounts and deferred financing costs, the termination costs of interest rate swaps, as well as incremental interest during the call or prepayment notice period included in interest expense in the consolidated statements of operations. We recognized these costs in conjunction with the prepayment or refinancing of senior notes and mortgages during certain periods presented.

[2] Represents non-recurring costs incurred in conjunction with the acquisition of the Starwood Portfolio that are required to be expensed under GAAP, including start-up costs, bridge loan fees and expenses and the Company's portion of a foreign currency hedge loss by the European joint venture as the venture hedged a portion of its initial investment for the acquisition of six of its European hotels.

[3] Represents the original issuance costs and incremental dividends during the redemption notice period associated with the redemption of the Class C preferred stock in 2006.

[4] Represents the portion of the significant transactions attributable to minority partners in Host LP.

Comparable Hotel Operating Results

We present certain operating results for our hotels, such as hotel revenues, expenses, and adjusted operating profit, on a comparable hotel, or "same store" basis as supplemental information for investors. We present these comparable hotel operating results by eliminating corporate-level costs and expenses related to our capital structure, as well as depreciation and amortization. We eliminate corporate-level costs and expenses to arrive at property-level results because we believe property-level results provide investors with more specific insight into the ongoing operating performance of our hotels. We eliminate depreciation and amortization, because even though depreciation and amortization are property-level expenses, these non-cash expenses, which are based on historical cost accounting for real estate assets, implicitly assume that the value of real estate assets diminishes predictably over time. As noted earlier, because real estate values historically have risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

As a result of the elimination of corporate-level costs and expenses and depreciation and amortization, the comparable hotel operating results we present do not represent our total revenues, expenses or operating profit and these comparable hotel operating results should not be used to evaluate our performance as a whole. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations include such amounts, all of which should be considered by investors when evaluating our performance.

We present these hotel operating results on a comparable hotel basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations at comparable hotels (which represent the vast majority of our portfolio) or from other factors, such as the effect of acquisitions or dispositions. While management believes that presentation of comparable hotel results is a "same store" supplemental measure that provides useful information in evaluating our ongoing performance, this measure is not used to allocate resources or assess the operating performance of these hotels, as these decisions are based on data for individual hotels and are not based on comparable portfolio hotel results. For these reasons, we believe that comparable hotel operating results, when combined with the presentation of GAAP operating profit, revenues and expenses, provide useful information to investors and management.

The following table presents certain operating results and statistics for our comparable hotels for the periods presented herein:

Comparable Hotel Results[a]

(IN MILLIONS, EXCEPT HOTEL STATISTICS)	YEAR ENDED DECEMBER 31, 2007	2006
Number of hotels	93	93
Number of rooms	47.480	47,480
Percent change in Comparable Hotel RevPAR	5.8%	—
Comparable hotel sales		
Room	$ 2,514	$ 2,375
Food and beverage[c]	1,282	1,236
Other	275	256
Comparable hotel sales[b]	4,071	3,867
Comparable hotel expenses		
Room	587	561
Food and beverage[e]	922	902
Other	156	151
Management fees, ground rent and other costs	1,283	1,212
Comparable hotel expenses[d]	2,948	2,826
Comparable hotel adjusted operating profit	1,123	1,041
Non-comparable hotel results, net[f]	356	248
Office buildings and limited services properties, net(g)	9	8
Depreciation and amortization	(517)	(451)
Corporate and other expenses	(69)	(94)
Gain on insurance settlements	51	10
Operating profit per the consolidated statements of operations	$ 953	$ 762

[a] The reporting period for 2007 is from December 30, 2006 to December 28, 2007 and for 2006 is from December 31, 2005 to December 29, 2006.

[b] The reconciliation of total revenues per the consolidated statements of operations to the comparable hotel sales is as follows:

(IN MILLIONS)	YEAR ENDED DECEMBER 31, 2007	2006
Revenues per the consolidated statements of operations	$ 5,426	$ 4,813
Non-comparable hotel sales	(1,306)	(903)
Hotel sales for the property for which we record rental income	50	53
Rental income for office buildings and select service hotels	(92)	(89)
Adjustment for hotel sales for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(7)	(7)
Comparable hotel sales	$ 4,071	$ 3,867

[c] The reconciliation of total food and beverage sales per the consolidated statements of operations to the comparable food and beverage sales is as follows:

(IN MILLIONS)	YEAR ENDED DECEMBER 31, 2007	2006
Food and beverage sales per the consolidated statements of operations	$1,644	$1,472
Non-comparable food and beverage sales	(388)	(262)
Food and beverage sales for the property for which we record rental income	28	28
Adjustment for food and beverage sales for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(2)	(2)
Comparable food and beverage sales	$1,282	$1,236

[d] The reconciliation of operating costs per the consolidated statements of operations to the comparable hotel expenses is as follows:

(IN MILLIONS)	YEAR ENDED DECEMBER 31, 2007	2006
Operating costs and expenses per the consolidated statements of operations	$4,473	$4,051
Non-comparable hotel expenses	(952)	(657)
Hotel expenses for the property for which we record rental income	50	53
Rent expense for office buildings and select service hotels	(83)	(81)
Adjustment for hotel expenses for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(5)	(5)
Depreciation and amortization	(517)	(451)
Corporate and other expenses	(69)	(94)
Gain on property insurance settlements	51	10
Comparable hotel expenses	$2,948	$2,826

[e] The reconciliation of total food and beverage expenses per the consolidated statements of operations to the comparable food and beverage expenses is as follows:

(IN MILLIONS)	YEAR ENDED DECEMBER 31, 2007	2006
Food and beverage expenses per the consolidated statements of operations	$1,194	$1,081
Non-comparable food and beverage expense	(288)	(194)
Food and beverage expenses for the property for which we record rental income	18	17
Adjustment for food and beverage expenses for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(2)	(2)
Comparable food and beverage expenses	$ 922	$ 902

[f] Non-comparable hotel results, net, includes the following items: (i) the results of operations of our non-comparable hotels whose operations are included in our consolidated statements of operations as continuing operations and (ii) the difference between the number of days of operations reflected in the comparable hotel results and the number of days of operations reflected in the consolidated statements of operations.

[g] Represents rental income less rental expense for select service properties and office buildings.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. Senior notes and the Convertible Subordinated Debentures are valued based on quoted market prices. Currently, all of our outstanding debt has a fixed interest rate and we have no derivative financial instruments that are used to hedge interest rate risk or that are held for trading purposes. However, going forward, we may use derivative financial instruments to manage, or hedge, interest rate risks related to future borrowings.

The table below presents scheduled maturities and related weighted average interest rates by expected maturity dates.

	EXPECTED MATURITY DATE							
($ IN MILLIONS)	2008	2009	2010	2011	2012	THEREAFTER	TOTAL	FAIR VALUE
LIABILITIES								
DEBT:								
Fixed rate	$261	$319	$507	$141	$957	$3,440	$5,625	$5,604
Average interest rate	6.0%	5.9%	6.1%	6.2%	6.6%	6.7%		
Total debt							$5,625	$5,604

As of December 31, 2007, all of our debt bears interest at fixed rates. Our current debt structure largely mitigates the impact of changes in interest rates on our cash interest payments. Our Credit Facility is sensitive to changes in interest rates, which is based on a spread over LIBOR, ranging from 65 basis points to 150 basis points. There were no amounts outstanding on our Credit Facility at December 31, 2007. We pay a quarterly commitment fee on the unused portion of the loan commitment that ranges from 10 to 15 basis points.

During March 2007, we prepaid our $88 million mortgage on the JW Marriott, Washington, D.C. As a result, we terminated an interest rate cap that capped the floating interest rate of the loan at 8.1%. The cap represented a derivative that was marked to market each period and the gains and losses from changes in the market value of the cap were recorded in gain (loss) on foreign currency and derivative contracts.

As of December 31, 2006, approximately 6% of our debt bore interest at variable rates, which included our JW Marriott, Washington, D.C. mortgage, based on LIBOR plus 210 basis points, and our Credit Facility, based on LIBOR plus a spread of 200 basis points to 300 basis points. During 2006, we terminated our interest rate swap agreements related to our Series G and I senior notes for approximately $1 million and $3 million, respectively. As we received fixed rate payments and paid floating rate payments under the swap agreements, we designated them as fair value hedges and amounts paid or received were recognized as adjustments to interest expense.

Exchange Rate Sensitivity

As we have non-U.S. operations (specifically, the ownership of hotels in Canada, Mexico, Chile and our European joint venture), currency exchange risk arises as a normal part of our business. To manage the currency exchange risk applicable to ownership in non-U.S. hotels, where possible, we may enter into forward or option contracts. The foreign currency exchange agreements that we have entered into in the past were strictly to hedge foreign currency risk and not for trading purposes. As of December 31, 2007, we have no outstanding foreign currency contracts.

On February 5, 2008, we entered into a foreign currency forward purchase contract to hedge a portion of the foreign currency exposure resulting from the eventual repatriation of our net investment in the European joint venture. We hedged €30 million ($43 million) of our investment and the forward purchase will occur in August 2011. The derivative is considered a hedge of the foreign currency exposure of a net investment in a foreign operation, and, in accordance with SFAS 133, will be marked-to-market with changes in fair value recorded to accumulated other comprehensive income within the stockholder's equity portion of our balance sheet.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," predict," "project," "will," "continue" and other similar terms and phrases. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to:

- national and local economic and business conditions and changes in travel patterns that will affect demand for products and services at our hotels, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and liquidity;
- changes in taxes and government regulations that influence or determine wages, prices, construction procedures and costs;
- our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements;
- our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;
- our ability to maintain good relationships with property managers;
- operating risks associated with the hotel business;
- risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements;
- the reduction in our operating flexibility and our ability to make distributions resulting from restrictive covenants contained in our debt agreements, including the risk of default that could occur, and in the terms of our preferred stock;
- our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;
- the effect of terror alerts and potential terrorist activity on travel and our ability, to recover fully under our respective existing insurance policies for terrorist acts and to maintain adequate or full replacement cost "all-risk" property insurance on our respective properties;
- government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;
- the effects of tax legislative action;
- our ability and each of the subsidiary real estate investment trust, or REIT, entities acquired or established by us to continue to satisfy complex rules to qualify as REITs for federal income tax purposes, Host LP's ability to satisfy the rules to maintain its status as a partnership for federal income tax purposes;
- the effect of any rating agency downgrades on the cost and availability of new debt financings; and
- the relatively fixed nature of property-level operating costs and expenses for us.

Although we believe that the expectations reflected in any of our forward-looking statements are based upon reasonable assumptions, any of these assumptions could prove to be inaccurate and the forward-looking statement based on these assumptions could be incorrect, and actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent known and unknown risks and uncertainties. Accordingly, our forward-looking statements are qualified in their entirety by reference to the factors described under the heading "Risk Factors" in our filings with the Securities & Exchange Commission.

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we became aware of, after the date of this Annual Report.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006
ASSETS		
Property and equipment, net	**$10,588**	$10,584
Assets held for sale	**—**	96
Due from managers	**106**	51
Investments in affiliates	**194**	160
Deferred financing costs, net	**51**	60
Furniture, fixtures and equipment replacement fund	**122**	100
Other	**198**	199
Restricted cash	**65**	194
Cash and cash equivalents	**488**	364
Total assets	**$11,812**	$11,808
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt		
Senior notes, including $1,088 million and $495 million, net of discount, of Exchangeable Senior Debentures, respectively	**$ 4,114**	$ 3,526
Mortgage debt	**1,423**	2,014
Credit facility	**—**	250
Other	**88**	88
Total debt	**5,625**	5,878
Accounts payable and accrued expenses	**315**	243
Other	**215**	252
Total liabilities	**6,155**	6,373
Interest of minority partners of Host Hotels & Resorts, L.P. (redemption value at December 31, 2007 of $312 million)	**188**	185
Interest of minority partners of other consolidated partnerships (redemption value at December 31, 2007 of $139 million)	**28**	28
Stockholders' equity		
Cumulative redeemable preferred stock (liquidation preference $100 million), 50 million shares authorized; 4.0 million shares issued and outstanding	**97**	97
Common stock, par value $.01, 750 million shares authorized; 522.6 million shares and 521.1 million shares issued and outstanding, respectively	**5**	5
Additional paid-in capital	**5,673**	5,680
Accumulated other comprehensive income	**45**	25
Deficit	**(379)**	(585)
Total stockholders' equity	**5,441**	5,222
Total liabilities and stockholders' equity	**$11,812**	$11,808

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2005
REVENUES			
Rooms	**$3,306**	$2,925	$2,198
Food and beverage	**1,644**	1,472	1,147
Other	**356**	297	238
Total hotel sales	**5,306**	4,694	3,583
Rental income	**120**	119	111
Total revenues	**5,426**	4,813	3,694
EXPENSES			
Rooms	**789**	696	527
Food and beverage	**1,194**	1,081	854
Other departmental and support expenses	**1,290**	1,158	974
Management fees	**270**	223	161
Other property-level expenses	**395**	361	279
Depreciation and amortization	**517**	451	347
Corporate and other expenses	**69**	94	67
Gain on insurance settlement	**(51)**	(13)	(9)
Total operating costs and expenses	**4,473**	4,051	3,200
OPERATING PROFIT	**953**	762	494
Interest income	**37**	33	22
Interest expense	**(422)**	(450)	(443)
Net gains on property transactions	**6**	1	80
Gain on foreign currency and derivative contracts	**—**	—	2
Minority interest expense	**(32)**	(41)	(16)
Equity in earnings (losses) of affiliates	**11**	(6)	(1)
INCOME BEFORE INCOME TAXES	553	299	138
Provision for income taxes	(3)	(5)	(24)
INCOME FROM CONTINUING OPERATIONS	550	294	114
Income from discontinued operations.	177	444	52
NET INCOME	727	738	166
Less: Dividends on preferred stock	(9)	(14)	(27)
Issuance costs of redeemed preferred stock	—	(6)	(4)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**$ 718**	$ 718	$ 135
BASIC EARNINGS PER COMMON SHARE:			
Continuing operations	**$ 1.04**	$ .57	$ .23
Discontinued operations	**.34**	.92	.15
BASIC EARNINGS PER COMMON SHARE	**$ 1.38**	$ 1.49	$ .38
DILUTED EARNINGS PER COMMON SHARE:			
Continuing operations	**$ 1.01**	$ .56	$ .23
Discontinued operations	**.32**	.92	.15
DILUTED EARNINGS PER COMMON SHARE:	**$ 1.33**	$ 1.48	$ .38

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (IN MILLIONS)

SHARES OUTSTANDING PREFERRED	SHARES OUTSTANDING COMMON		PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME	COMPREHENSIVE INCOME
14.0	351.4	Balance, December 31, 2004	$337	$3	$2,953	$ (911)	$13	
—	—	Net income	—	—	—	166	—	$166
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	3	3
—	—	Unrealized loss on HMS Host common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive income						$168
—	1.7	Common stock issued for the comprehensive stock andemployee stock purchase plans	—	—	20	—	—	
—	—	Dividends on common stock	—	—	—	(147)	—	
—	—	Dividends on preferred stock	—	—	—	(27)	—	
—	1.1	Redemptions of limited partner interests for common stock	—	—	7	—	—	
(4.0)	—	Redemption of Class B Preferred Stock	(96)	—	—	(4)	—	
—	6.8	Issuance of common stock	—	1	102	—	—	
—	—	Minority interest liability adjustment for third party OP unitholders	—	—	(2)	—	—	
10.0	361.0	Balance, December 31, 2005	241	4	3,080	(923)	$15	
—	—	Net income	—	—	—	738	—	$738
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	10	10
—	—	Comprehensive income						$748
—	1.5	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	25	—	—	
—	—	Dividends on common stock	—	—	—	(380)	—	
—	—	Dividends on preferred stock	—	—	—	(14)	—	
—	1.1	Redemptions of limited partner interests for common stock	—	—	8	—	—	
(6.0)	—	Redemption of Class C Preferred Stock	(144)	—	—	(6)	—	
—	157.5	Issuance of common stock	—	1	2,624	—	—	
—	—	Minority interest liability adjustment for third party OP unitholders	—	—	(57)	—	—	
4.0	521.1	Balance, December 31, 2006	97	5	5,680	(585)	25	
—	—	Net income	—	—	—	727	—	$727
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	20	20
—	—	Comprehensive income						$747
—	1.0	Comprehensive stock and employee stock purchase plans	—	—	(12)	—	—	
—	—	Dividends on common stock	—	—	—	(523)	—	
—	—	Dividends on preferred stock	—	—	—	(9)	—	
—	0.5	Redemptions of limited partner interests for common stock	—	—	5	—	—	
—	—	Cumulative effect of adoption of FIN 48	—	—	—	11	—	
—	—	Minority interest liability adjustment for third party OP unitholders	—	—	—	—	—	
4.0	522.6	Balance, December 31, 2007	$ 97	$5	$5,673	$ (379)	$45	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (IN MILLIONS)	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 727	$ 738	$ 166
Adjustments to reconcile to cash provided by operations:			
Discontinued operations:			
Gain on dispositions	(162)	(418)	(19)
Depreciation	3	12	26
Depreciation and amortization	517	451	347
Amortization of deferred financing costs	13	15	14
Deferred income taxes	(7)	(5)	17
Accelerated amortization of deferred financing costs	5	1	3
Net gains on property transactions	(6)	(1)	(75)
Gain on foreign currency and derivative contracts	—	—	(2)
Equity in (earnings) losses of affiliates	(11)	6	1
Distributions from equity investments	4	3	2
Minority interest expense	32	41	16
Change in due from managers	(57)	(11)	8
Change in accrued interest payable	—	(18)	7
Changes in other assets	(10)	17	(2)
Changes in other liabilities	(47)	50	5
Cash provided by operating activities	1,001	881	514
INVESTING ACTIVITIES			
Proceeds from sales of assets, net	400	780	122
Proceeds from the sale of interest in CBM Joint Venture, LLC, net of expenses	—	—	90
Acquisitions	(15)	(270)	(284)
Starwood acquisition, net of cash acquired	—	(750)	—
Deposits for acquisitions	(22)	(1)	—
Investment in affiliates	(12)	(78)	—
Capital expenditures:			
Renewals and replacements	(267)	(275)	(242)
Repositionings and other investments	(346)	(255)	(107)
Change in furniture, fixtures & equipment (FF&E) reserves	(23)	(12)	(1)
Change in restricted cash designated for FF&E reserves	55	(16)	8
Property insurance proceeds	38	21	—
Other	—	1	(17)
Cash used in investing activities	(192)	(855)	(431)
FINANCING ACTIVITIES			
Financing costs	(9)	(27)	(12)
Issuances of debt	1,025	1,412	650
Credit facility, repayments and draws, net	(250)	230	20
Debt prepayments	(1,015)	(913)	(631)
Prepayment of Canadian currency forward contracts	—	—	(18)
Scheduled principal repayments	(35)	(59)	(58)
Redemption of cumulative redeemable preferred stock	—	(150)	(100)
Dividends on common stock	(444)	(291)	(102)
Dividends on preferred stock	(9)	(18)	(30)
Distributions to minority interests	(22)	(19)	(10)
Change in restricted cash other than FF&E replacement	74	(11)	45
Cash provided by (used in) financing activities	(685)	154	(246)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	124	180	(163)
CASH AND CASH EQUIVALENTS, beginning of year	364	184	347
CASH AND CASH EQUIVALENTS, end of year	$ 488	$ 364	$ 184

See Notes to Consolidated Financial Statements

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 2007, 2006 and 2005, we issued approximately 0.5 million, 1.1 million and 1.1 million shares, respectively, upon the conversion of Host LP units, or OP units, held by minority partners valued at $11.7 million, $21.8 million and $19.0 million, respectively.

During 2006 and 2005, we issued approximately 24.0 million shares and 6.8 million shares, respectively, upon the conversion of approximately 7.4 million and 2.1 million convertible subordinated debentures, respectively. The debentures that we converted during 2006 and 2005 were valued at approximately $368 million and $105 million, respectively. No debentures were converted in 2007.

On September 1, 2006, we acquired the Westin Kierland Resort & Spa in Scottsdale, Arizona for approximately $393 million, including the assumption of $135 million of mortgage debt with a fair value of $133 million.

On May 2, 2006, we contributed the Sheraton Warsaw Hotel & Towers, which we acquired on April 10, 2006 for approximately $59 million, along with cash to the European joint venture in exchange for a 32.1% general and limited partnership interest. See Note 12 for additional information.

On April 10, 2006, we acquired 28 hotels from Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") for a purchase price of approximately $3.1 billion. The total consideration included the issuance of $2.27 billion in equity (133.5 million shares of our common stock) and the assumption of $77 million of mortgage debt, which had a fair value of $86 million on April 10, 2006. See note 12 for additional information.

On January 6, 2005, we sold the Hartford Marriott at Farmington for a purchase price of approximately $25 million, including the assumption of approximately $20 million of mortgage debt by the buyer.

On January 3, 2005, we transferred $47 million of preferred units of Vornado Realty Trust, which we had purchased on December 30, 2004, in redemption of a minority partner's interest in a consolidated partnership.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Host Hotels & Resorts, Inc., or Host, a Maryland corporation that operates through an umbrella partnership structure, is primarily the owner of hotel properties. We operate as a self-managed and self-administered real estate investment trust, or REIT, with our operations conducted solely through an operating partnership, Host Hotels & Resorts, L.P., or Host LP and its subsidiaries. We are the sole general partner of Host LP and as of December 31, 2007, own approximately 97% of the partnership interests, which are referred to as OP units.

As of December 31, 2007, we owned, or had controlling interests in, 119 luxury and upper upscale, hotel lodging properties located throughout the United States, Toronto and Calgary, Canada, Mexico City, Mexico and Santiago, Chile operated primarily under the Marriott®, Ritz-Carlton®, Hyatt®, Fairmont®, Four Seasons®, Hilton®, Westin® Sheraton®, W®, St. Regis® and Luxury Collection® brand names.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and controlled affiliates. If we determine that we are an owner in a variable interest entity and that our variable interest will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both, then we will consolidate the entity. Additionally, we consolidate entities (in the absence of other factors determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. The control factors we consider include the ability of minority stockholders or other partners to participate in or block management decisions. All material intercompany transactions and balances have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash includes reserves for debt service, real estate taxes, insurance, furniture and fixtures, as well as cash collateral and excess cash flow deposits due to mortgage debt agreement restrictions and provisions. For purposes of the statement of cash flows, changes in restricted cash that are used for furniture, fixture and equipment reserves controlled by our lenders are shown as investing activities. The remaining changes in restricted cash are the direct result of restrictions under our loan agreements, and as such, are reflected in cash from financing activities.

The following table represents our restricted cash balances as of December 31, 2007 and 2006, which are restricted as a result of lender requirements:

(IN MILLIONS)	2007	2006
Debt service	$10	$ 32
Real estate taxes	7	29
Insurance	—	2
Cash collateral	7	15
Excess cash flow requirements	5	7
Furniture, fixtures and equipment reserves controlled by lenders	14	70
Special projects reserve	20	29
Other	2	10
Total	$65	$194

Property and Equipment

Property and equipment is recorded at cost. For newly developed properties, cost includes interest and real estate taxes incurred during development and construction. Replacements and improvements and capital leases are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

We capitalize certain inventory (such as china, glass, silver, linen) at the time of a hotel opening, or when significant inventory is purchased (in conjunction with a major rooms renovation or when the number of rooms or meeting space at a hotel is expanded). These amounts are then fully amortized over the estimated useful life of three years. Subsequent replacement purchases are expensed when placed in service.

We maintain a furniture, fixtures and equipment replacement fund for renewal and replacement capital expenditures at certain hotels, which is generally funded with approximately 5% of property revenues.

We assess impairment of our real estate properties based on whether it is probable that estimated undiscounted future cash flows from each individual property are less than its net book value. If a property is impaired, a loss is recorded for the difference between the fair value and net book value of the hotel.

We will classify a hotel as held for sale when the sale of the asset is probable, will be completed within one year and actions to complete the sale are unlikely to change or that the sale will be withdrawn. Accordingly, we typically classify assets as held for sale when our Board of Directors has approved the sale, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could prevent the transaction from being completed in a timely manner. If these criteria are met, we will record an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease incurring depreciation. We will classify the loss, together with the related operating results, including interest expense on debt assumed by the buyer or that is required to be repaid as a result of the sale, as discontinued operations on our consolidated statement of operations and classify the assets and related liabilities as held for sale on the balance sheet. Gains on sales of properties are recognized at the time of sale or deferred and recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to us.

We recognize the fair value of any liability for conditional asset retirement obligations including environmental remediation liabilities when incurred, which is generally upon acquisition, construction, or development and/or through the normal operation of the asset, if sufficient information exists to reasonably estimate the fair value of the obligation.

Intangible Assets

In conjunction with our acquisition of hotel properties, we may identify intangible assets. Identifiable intangible assets are typically contracts including ground and retail leases and management and franchise agreements, which are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements.

Minority Interest

The percentage of Host LP owned by third parties, presented as interest of minority partners of Host LP in the consolidated balance sheets, was $188 million and $185 million as of December 31, 2007 and 2006, respectively. We adjust the interest of the minority partners of Host LP each period to maintain a proportional relationship between the book value of equity associated with our common stockholders relative to that of the unitholders of Host LP since Host LP units may be exchanged into common stock on a one-for-one basis. Net income is allocated to the minority partners of Host LP based on their weighted average ownership percentage during the period. As of December 31, 2007, approximately $312 million of cash or Host stock at our option, would be paid to the outside partners of the operating partnership if the partnership were terminated. The approximate $312 million is equivalent to the 18.3 million partnership units outstanding valued at the December 31, 2007 Host Common Stock Price of $17.04, which we have assumed would be equal to the value provided to outside partners upon liquidation of the operating partnership.

We consolidate four majority-owned partnerships with mandatorily redeemable non-controlling interests held by outside partners which have finite lives ranging from 77 to 100 years that terminate between 2061 and 2097. Third party partnership interests that have finite lives are included in interest of minority partners of other consolidated partnerships in the consolidated balance sheets and totaled $28 million as of December 31, 2007 and 2006, respectively. Of these partnership interests, the minority interest holder in one of the partnerships has settlement alternatives in which approximately 1.2 million OP units could be issued to the partner based on the ownership percentage stipulated in the partnership agreement. At December 31, 2007 and 2006, the OP units issuable were valued at $20 million and $60 million, respectively, which are valued based on the fair value of the OP units issuable as determined above. The remaining partnerships do not have settlement alternatives in which they could be issued OP units or common shares. At December 31, 2007 and 2006, the fair values of the minority interests in these partnerships were approximately $139 million and $129 million, respectively. As of December 31, 2007, none of our partnerships have infinite lives as defined in SFAS 150.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted.

We have elected to be treated as a REIT under the provisions of the Internal Revenue Code and, as such, are not subject to federal income tax, provided we distribute all of our taxable income annually to our stockholders and comply with certain other requirements. In addition to paying federal and state income tax on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets. Additionally, our taxable REIT subsidiaries are subject to federal, state and foreign income tax. The consolidated income tax provision or benefit includes the income tax provision or benefit related to the operations of the taxable REIT subsidiaries, state income taxes incurred by Host and Host LP and foreign income taxes incurred by Host LP, as well as each of their respective subsidiaries.

Deferred Charges

Financing costs related to long-term debt are deferred and amortized over the remaining life of the debt using the effective interest method.

Foreign Currency Translation

As of December 31, 2007, our foreign operations consist of four properties located in Canada, one property located in Mexico, two in Chile and an investment in a joint venture in Europe. The operations of these properties and our investment are maintained in the local currency and then translated to U.S. dollars using the average exchange rates for the period. The assets and liabilities of the properties and the investment are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in accumulated other comprehensive income.

Derivative Instruments

We are subject to market exposures in several aspects of our business including foreign currency exposure related to our investment in the European joint venture and our hotels located in foreign countries and interest rate exposure for the fair value of our fixed rate debt. We may, from time to time, enter into derivative instruments to either protect against fluctuations in the fair value of our investments in foreign entities or the fair value of our debt instruments. Prior to entering into the derivative contract, we evaluate whether the transaction would qualify as a fair value hedge and continue to evaluate hedge effectiveness through the life of the contract. Gains and losses on contracts that meet the requirements for fair value hedge accounting are recorded on the balance sheet at fair value, with offsetting changes recorded to accumulated other comprehensive income.

In situations where we have variable debt, we may purchase interest rate swaps or interest rate caps, which would be considered derivative instruments. If the requirements for hedge accounting are met and the instruments qualify as cash flow hedges, amounts paid or received under these agreements would be recognized over the life of the agreements as adjustments to interest expense, and the fair value of the derivatives would be recorded on the accompanying balance sheet, with offsetting adjustments or charges recorded to accumulated other comprehensive income. We do not have any variable rate debt; therefore, we are not subject to exposure for changes in our interest rate payments due to interest rate fluctuations.

Other Comprehensive Income

The components of total accumulated other comprehensive income in the balance sheet are as follows:

(IN MILLIONS)	2007	2006
Unrealized gain on HM Services common stock	$ 4	$ 4
Foreign currency translation	41	21
Total accumulated other comprehensive income	$45	$25

Revenues

Our consolidated results of operations reflect revenues and expenses of our hotels. Revenues are recognized when the services are provided. Additionally, we collect sales, use, occupancy and similar taxes at our hotels which we present on a net basis (excluded from revenues) on our statements of operations.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed by dividing net income available to common stockholders as adjusted for potentially dilutive securities, by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, other minority interests that have the option to convert their limited partnership interests to common OP units and convertible debt securities. No effect is shown for any securities that are anti-dilutive.

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007 INCOME	2007 SHARES	2007 PER SHARE AMOUNT	2006 INCOME	2006 SHARES	2006 PER SHARE AMOUNT	2005 INCOME	2005 SHARES	2005 PER SHARE AMOUNT
Net income	$727	522.1	$1.39	$738	481.8	$1.53	$166	353.0	$ .47
Dividends on preferred stock	(9)	—	(.01)	(14)	—	(.03)	(27)	—	(.08)
Issuance costs of redeemed preferred stock[1]	—	—	—	(6)	—	(.01)	(4)	—	(.01)
Basic earnings available to common stockholders	718	522.1	1.38	718	481.8	1.49	135	353.0	.38
Assuming distribution of common shares granted under the comprehensive stock plan, less shares assumed purchased at average market price	—	0.9	(.01)	—	2.0	(.01)	—	2.5	—
Assuming conversion of minority OP units issuable	—	1.2	—	—	—	—	—	—	—
Assuming conversion of 2004 Exchangeable Senior Debentures	19	30.5	(.04)	—	—	—	—	—	—
Diluted earnings available to common stockholders	$737	554.7	$1.33	718	483.8	$1.48	$135	355.5	$ .38

Year ended December 31.

[1] Represents the original issuance costs associated with the Class C preferred stock in 2006, and the Class B preferred stock in 2005.

Accounting for Stock-Based Compensation

At December 31, 2007, we maintained two stock-based employee compensation plans, which are described more fully in Note 8. Prior to 2002, we accounted for those plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Effective January 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS 123, and applied it prospectively to all employee awards granted, modified or settled after January 1, 2002. Additionally, all stock plans granted after January 1, 2006, are accounted for using the provisions of SFAS 123R. Awards under our employee stock option plan vested over four years therefore, net income for 2005 included grants issued in 2001 that were still being accounted for according to the provision of APB Opinion No. 25. However, the cost related to stock-based employee compensation included in the determination of net income or loss for 2005 would not have resulted in a difference in reported net income, net income available to common shareholders or earnings per share if the fair value based method had been applied to these awards since the original effective date of SFAS 123R.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalents with various high credit-quality financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and limit the amount of credit exposure with any one institution.

Application of New Accounting Standards

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations*, ("FAS 141R"). FAS 141R provides principles on the recognition and measurement of the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. The standard particularly requires the assets acquired, liabilities assumed and noncontrolling interests to be measured at the acquisition date fair value, including contingent considerations. Furthermore, FAS 141R prohibits acquisition-related costs, such as due diligence, legal and accounting fees, from being applied in the determination of fair value. We will adopt the provisions of this statement beginning in the first quarter of 2009 prospectively. We do not believe the adoption of this statement will materially affect the recognition and measurement related to our future business combinations.

In December 2007, the FASB issued SFAS 160, *Noncontrol ling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*, ("FAS 160"), which defines a noncontrolling interest in a consolidated subsidiary as "the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent" and requires noncontrolling interest to be presented as a separate component of equity in the consolidated balance sheet. FAS 160 also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests. We will adopt this standard beginning in the first quarter of 2009 prospectively and any presentation and disclosure requirements retrospectively. Upon the adoption of this standard, we will reclassify interests of our minority partners from the mezzanine level of the balance sheet to stockholders equity. As of December 31, 2007, this balance totaled

$216 million. Additionally, the income attributable to minority partners will no longer be deducted in our determination of net income and net income would have increased by $32 million, $41 million and $16 million for 2007, 2006 and 2005, respectively. However, the expense will be deducted in our determination of net income available to common stockholders. Therefore, we do not anticipate that the adoption of this standard will have a material effect on our income available to common shareholders or our diluted earnings per share.

Reclassifications

Certain prior year financial statement amounts have been reclassified to conform with the current year presentation.

2 PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

(IN MILLIONS)	2007	2006
Land and land improvements	$ 1,621	$ 1,622
Buildings and leasehold improvements	10,907	10,695
Furniture and equipment	1,530	1,414
Construction in progress	230	166
	14,288	13,897
Less accumulated depreciation and amortization	(3,700)	(3,313)
Net property and equipment	$10,588	$10,584

3 INVESTMENTS IN AFFILIATES

We own investments in voting interest entities which we do not consolidate and, accordingly, are accounted for under the equity method of accounting. The debt of these affiliates is non-recourse to, and not guaranteed by, us. Investments in affiliates consists of the following:

	AS OF DECEMBER 31, 2007			
(IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
HHR Euro CV	32.1%	$172	$1,003	Ten hotels located in Europe
HHR TRS CV	9.8%	1	2	Lease agreements for hotels owned by HHR Euro CV
CBM Joint Venture L.P.	3.6%	5	839	115 Courtyard hotels
Tiburon Golf Ventures, L.P.	49.0%	16	—	36-hole golf club
Other	1.0%	—	—	Three hotels
Total		$194	$1,844	

	AS OF DECEMBER 31, 2006			
(IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
HHR Euro CV	32.1%	$138	$ 819	Seven hotels located in Europe
HHR TRS CV	9.8%	1	2	Lease agreements for hotels owned by HHR Euro CV
CBM Joint Venture L.P.	3.6%	4	839	116 Courtyard hotels
Tiburon Golf Ventures, L.P.	49.0%	17	—	36-hole golf club
Other	1.0%	—	—	Three hotels
Total		$160	$1,660	

European Joint Venture

In March 2006, we formed a joint venture, HHR Euro CV, to acquire hotels in Europe (the "European joint venture"). We serve as the general partner for the European joint venture and have a 32.1% ownership (including our limited and general partner interests). The initial term of the European joint venture is ten years subject to two one-year extensions with partner approval. HHR Euro CV has leased six of its hotels to HHR TRS CV, where we also serve as a general partner and have a 9.8% ownership including our general and limited partner interests. Due to the ownership structure and the non-Host limited partners' rights to cause the dissolution and liquidation of the European joint venture and HHR TRS CV at any time, they are not consolidated in our financial statements. The aggregate size of the European joint venture is expected to include approximately €533 million of equity, of which our total contribution is expected to be approximately €171 million. Additionally, after giving effect to indebtedness that the European joint venture would be expected to incur, its aggregate size, once all funds are invested, would be approximately €1.5 billion. As general partner, we also earn a management fee based on the amount of equity commitments and equity investments. In 2007 and 2006, we recorded approximately $5 million and $3 million, respectively, of management fees.

On February 5, 2008, we entered into a foreign currency forward purchase contract to hedge a portion of the foreign currency exposure resulting from the eventual repatriation of our net investment in the European joint venture. We hedged €30 million ($43 million) of our investment and the forward purchase will occur in August 2011. The derivative is considered a hedge of the foreign currency exposure of a net investment in a foreign operation, and, in accordance with SFAS 133, will be marked-to-market with changes in fair value recorded to accumulated other comprehensive income within the stockholder's equity portion of our balance sheet.

CBM Joint Venture LP

CBM Joint Venture Limited Partnership owns 115 Courtyard by Marriott hotels, which are operated by Marriott International pursuant to long-term management agreements. During March 2005, we sold 85% of our interest in CBM Joint Venture LLC for approximately $92 million and recorded a gain on the sale, net of taxes, of approximately $41 million. In conjunction with the sale of our interest, CBM Joint Venture LLC was recapitalized and converted into a limited partnership, CBM Joint Venture Limited Partnership with Marriott International and affiliates of Sarofim Realty Advisors. Post-recapitalization, we own a 3.6% limited partner interest. We have the right to cause CBM Joint Venture LP to redeem our remaining interest, under certain conditions, between December 2007 and December 2009. Thereafter, the general partner of CBM Joint Venture LP has the right to redeem our remaining interest.

Other Investments

We have a 49% limited partner interest in Tiburon Golf Ventures, L.P., which owns the golf club surrounding The Ritz-Carlton, Naples Golf Resort. We also own minority interests in three partnerships that directly or indirectly own three hotels. The total carrying value of these partnerships is less than $500,000, and we do not have any guarantees or commitments in relation to these partnerships.

Combined summarized balance sheet information as of December 31 for our affiliates follows:

(IN MILLIONS)	2007	2006
Property and equipment, net	$2,720	$2,508
Other assets	314	250
Total assets	$3,034	$2,758
Debt	$1,844	$1,660
Other liabilities	197	191
Equity	993	907
Total liabilities and equity	$3,034	$2,758

Combined summarized operating results for our affiliates for the years ended December 31 follows:

(IN MILLIONS)	2007	2006	2005
Total revenues	$ 954	$ 704	$ 468
Operating expenses			
Expenses	(698)	(531)	(345)
Depreciation and amortization	(87)	(67)	(52)
Operating profit	169	106	71
Interest income	7	2	33
Interest expense	(103)	(75)	(72)
Dividends on Convertible Preferred Securities	—	(2)	(31)
Net income	$ 73	$ 31	$ 1

4 DEBT

Debt consists of the following:

	DECEMBER 31,	
(IN MILLIONS)	2007	2006
Series K senior notes, with a rate of 7 1/8% due November 2013	$ 725	$ 725
Series M senior notes, with a rate of 7% due August 2012	347	347
Series O senior notes, with a rate of 6 3/8% due March 2015	650	650
Series Q senior notes, with a rate of 6 3/4% due June 2016	800	800
Series S senior notes, with a rate of 6 7/8% due November 2014	497	496
$500 million Exchangeable Senior Debentures, with a rate of 3.25% due April 2024	496	495
$600 million Exchangeable Senior Debentures, with a rate of 2 5/8% due April 2027	592	—
Senior notes, with an average rate of 10% and 9.7% at December 31, 2007 and December 31, 2006, respectively, due May 2012	7	13
Total senior notes	4,114	3,526
Mortgage debt secured by $2.1 billion of real estate assets, with an average interest rate of 6.6% at December 31, 2007 and 7.5% at December 31, 2006	1,423	2,014
Credit Facility	—	250
Other	88	88
Total debt	$5,625	$5,878

Senior Notes

General. Under the terms of our senior notes indenture, our senior notes are equal in right of payment with all of Host LP's unsubordinated indebtedness and senior to all subordinated obligations of Host LP. The face amount of our outstanding senior notes as of December 31, 2007 and 2006 was $4.1 billion and $3.5 billion, respectively. The outstanding senior notes balance as of December 31, 2007 and 2006 includes discounts of approximately $18 million and $12 million, respectively. The notes outstanding under our senior notes indenture are guaranteed by certain of our existing subsidiaries and are secured by pledges of equity interests in many of our subsidiaries. The guarantees and pledges ratably benefit the notes outstanding under our senior notes indenture, as well as our Credit Facility, certain other senior debt, and interest rate swap agreements and other hedging agreements with lenders that are parties to the Credit Facility. We pay interest on each series of our outstanding senior notes semi-annually in arrears at the respective annual rates indicated on the table above.

Restrictive Covenants. Under the terms of the senior notes indenture, our ability to incur indebtedness and pay dividends is subject to restrictions and the satisfaction of various conditions, including the achievement of an EBITDA-to-interest coverage ratio of at least 1.7 to 1.0 by Host LP. This ratio is calculated in accordance with our senior notes indenture and excludes from interest expense items such as call premiums and deferred financing charges that are included in interest expense on our consolidated statement of operations. Additionally, the calculation is based on our pro forma results for the four prior fiscal quarters giving effect to the transactions, such as acquisitions, dispositions and financings, as if they occurred at the beginning of the period. Other covenants limiting our ability to incur indebtedness and pay dividends include maintaining total indebtedness of less than 65% of adjusted total assets (using undepreciated real estate values) and secured indebtedness of less than 45% of adjusted total assets. So long as we maintain the required level of interest coverage and satisfy these and other conditions in the senior notes indenture, we may pay preferred or common dividends and incur additional debt under the senior notes indenture, including debt incurred in connection with an acquisition. Our senior notes indenture also imposes restrictions on customary matters, such as limitations on capital expenditures, acquisitions, investments, transactions with affiliates and incurrence of liens. As of December 31, 2007, we are in compliance with our senior notes covenants.

On March 23, 2007, Host LP issued $600 million of 2 5/8% Exchangeable Senior Debentures (the "2007 Debentures") and received proceeds of $589 million, net of underwriting fees and expenses and original issue discount. See, "$600 million Exchangeable Senior Debentures" below.

During 2006, we had two private issuances of debt under our senior notes indentures. Each of the series of senior notes has been subsequently exchanged for other series of senior notes whose terms are substantially identical in all aspects to each of the exchanged series, respectively, except that the new series are registered under the Securities Act of 1933 and are, therefore, freely transferable by the holders.

- On November 2, 2006, we issued $500 million of 6 7/8% Series R senior notes maturing November 1, 2014 and received net proceeds of approximately $490 million after discounts and costs. Interest on the Series R senior notes is payable semi-annually in arrears on May 1 and November 1 beginning on May 1, 2007. We used the proceeds of the Series R senior notes to redeem our 9 1/2% Series I senior notes and for general corporate purposes. The Series R senior notes were exchanged for Series S senior notes in February 2007.
- On April 4, 2006, we issued $800 million of 6 3/4% Series P senior notes maturing June 1, 2016 and received net proceeds of approximately $787 million. Interest is payable semi-annually in arrears on June 1 and December 1 beginning on December 1, 2006. We used the proceeds of the Series P senior notes for the Starwood and The Westin Kierland acquisitions, the redemption of our 7 7/8% Series B senior notes and related prepayment premiums, the redemption of the $150 million 10% Class C preferred stock and accrued dividends and for general corporate purposes. The Series P senior notes were exchanged for Series Q senior notes in August 2006.
- In December 2006, we redeemed $242 million of our 9 1/4% Series G senior notes that were due in October 2007 with the proceeds from a draw on our Credit Facility and terminated the related interest rate swap agreements.
- As a result of all of the above redemptions, we recorded a loss of $17 million on the early extinguishment of debt in 2006, which includes the payment of call premiums, the acceleration of related deferred financing fees and original issue discounts and the termination of related interest rate swap agreements.

$600 million Exchangeable Senior Debentures. The 2007 Debentures mature on April 15, 2027 and are equal in right of payment with all of our other senior notes. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year beginning on July 15, 2007. Holders have the right to require us to repurchase the 2007 Debentures on April 15, 2012, April 15, 2017 and April 15, 2022 for cash equal to 100% of the principal amount plus accrued interest. Holders may exchange their 2007 Debentures prior to maturity under certain conditions, including when the closing sale price of Host's common stock is more than 130% of the exchange price per share for at least 20 of 30 consecutive trading days during certain periods or any time up to two days prior to the date on which the debentures have been called for redemption. On exchange, we must deliver cash in an amount equal to not less than the lower of the exchange value (which is the applicable exchange rate multiplied by the average price of our common shares) and the aggregate principal amount of the 2007 Debentures to be exchanged, and, at our option, shares, cash or a combination thereof for any excess above the principal value.

We can redeem for cash all, or part of, the 2007 Debentures at any time on or after April 20, 2012 upon 15 days notice at a redemption price of 100% of the principal amount plus accrued interest. If we elect to redeem the debentures and the exchange value exceeds the cash redemption price, we would expect holders to elect to exchange their debentures at the exchange value described above rather than receive the cash redemption price. The current exchange rate is 31.35 shares of our common stock per $1,000 principal amount of debentures, which is equivalent to an exchange price of $31.90 per share of Host common stock. The exchange rate may be adjusted under certain circumstances including the payment of common dividends exceeding $.20 per share in any given quarter and accordingly, has been adjusted in conjunction with the fourth quarter 2007 special dividend of $.20.

$500 million Exchangeable Senior Debentures. On March 16, 2004, Host LP issued $500 million of 3.25% Exchangeable Senior Debentures (the "2004 Debentures") and received net proceeds of $484 million, after discounts, underwriting fees and expenses. The 2004 Debentures mature on April 15, 2024 and are equal in right of payment with all of our other senior notes. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. Holders have the right to require us to repurchase the 2004 Debentures on April 15, 2010, April 15, 2014 and April 15, 2019 for cash equal to 100% of the principal amount. Holders may exchange their 2004 Debentures prior to maturity under certain conditions, including at any time at which the closing sale price of our common stock is more than 120% of the exchange price per share, for at least 20 of 30 consecutive trading days during certain periods or any time up to two days prior to the date on which the debentures have been called for redemption. The current exchange rate is 60.9201 shares for each $1,000 of principal amount of the 2004 Debentures, or a total of approximately 31 million shares (which is equivalent to an exchange price of $16.41 per share). The exchange rate is adjusted for certain circumstances, including the payment of all common dividends. We can redeem for cash all, or part of, the 2004 Debentures at any time subsequent to April 19, 2009 upon 30 days notice at the applicable redemption price as set forth in the indenture. If we elect to redeem the debentures and the exchange value exceeds the cash redemption price, we would expect holders to elect to exchange their debentures for stock rather than receive the cash redemption price.

Amended and Restated Credit Facility

On May 25, 2007, we entered into a second amended and restated bank credit facility (which we refer to as the Credit Facility) with Deutsche Bank AG New York Branch, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Citicorp North America Inc., Société Générale and Calyon New York Branch, as Co-Documentation Agents and certain other agents and lenders. The Credit Facility provides aggregate revolving loan commitments in the amount of $600 million with an option to increase the amount of the facility by up to $400 million to the extent that any one or more lenders, whether or not currently party to the Credit Facility, commits to be a lender for such amount. During any period in which our leverage ratio equals or exceeds 7.0x, new borrowings are limited to such amount as does not cause the aggregate outstanding principal amount under the Credit Facility to exceed $300 million. The Credit Facility also includes subcommitments for (i) the issuance of letters of credit in an aggregate amount of $10 million and (ii) loans in certain foreign currencies in an aggregate amount of $300 million, (A) $150 million of which may be loaned to certain of our Canadian subsidiaries in Canadian Dollars and (B) $300 million of which may be loaned to us in Pounds Sterling and Euros. The Credit Facility has an initial scheduled maturity of September 2011. We have an option to extend the maturity for an additional year if certain conditions are met in September 2011. We pay interest on borrowings under the Credit Facility at floating interest rates plus a margin that is set with reference to our leverage ratio. In the case of LIBOR borrowings in U.S. Dollars, as well as Euros and Pounds Sterling denominated borrowings, the rate of interest ranges from 65 basis points to 150 basis points over LIBOR, which represents a reduction from the previous spread of 200 to 300 basis points over LIBOR due to the amended Credit Facility. Based on our leverage ratio at December 31, 2007, we can borrow at a rate of LIBOR plus 65 basis points. We are required to pay a quarterly commitment fee that will vary based on the amount on the unused capacity. The commitment fee has been reduced from 35 to 55 basis points to 10 to 15 basis points. As of December 31, 2007, there were no amounts outstanding under the Credit Facility. We are in compliance with our financial covenants under our Credit Facility as of December 31, 2007.

Convertible Subordinated Debentures

As of December 31, 2005, Host Marriott Financial Trust, a wholly owned subsidiary, held approximately 7.4 million shares of 6 3/4% convertible quarterly income preferred securities, with a liquidation preference of $50 per share (for a total liquidation amount of $370 million). The Convertible Preferred Securities represented an undivided beneficial interest in the assets of the Trust. Each of the Convertible Preferred Securities and the related Convertible Subordinated Debentures were convertible at the option of the holder into shares of our common stock. Between January 1, 2006 and February 10, 2006, $368 million of Convertible Subordinated Debentures and corresponding Convertible Preferred Securities were converted into approximately 24 million common shares. On April 5, 2006, we redeemed the remaining $2 million of outstanding Convertible Subordinated Debentures held by third parties for cash.

Mortgage Debt

All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. As of December 31, 2007, we have 16 assets that are secured by mortgage debt with an average interest rate of 6.6% that mature between 2008 and 2023. As of December 31, 2007, we are in compliance with the covenants under our mortgage debt obligations.

We had the following mortgage debt issuances, assumptions and repayments for 2007 and 2006. Interest for our mortgage debt is payable on a monthly basis:

TRANSACTION DATE	PROPERTY	RATE	MATURITY DATE	AMOUNT
ISSUANCES				
March 2007	The Ritz-Carlton, Naples and Newport Beach Marriott	5.53%	3/1/2014	$300
February 2007	Harbor Beach Marriott[1]	5.55%	3/1/2014	134
January 2006	Canadian properties[2]	5.195%	3/1/2011	116
ASSUMPTIONS				
September 2006	Westin Kierland Resort & Spa[3]	5.08%	12/1/2009	135
April 2006	Westin Indianapolis[4]	9.21%	3/11/2022	40
April 2006	Westin Tabor Center[4]	8.51%	12/11/2023	46
REPAYMENTS/DEFEASANCE				
October 2007	New Orleans Marriott, San Antonio Marriott Rivercenter, San Ramon Marriott and Santa Clara Marriott	8.22%	10/11/2017	190
May 2007	CMBS properties[5]	7.61%	8/1/2009	514
April 2007	Philadelphia Marriott Convention Center[6]	8.52%	4/1/2009	96
April 2007	Four Seasons Hotel Atlanta	8.41%	4/1/2022	33
March 2007	JW Marriott, Washington, D.C.[7]	7.42%	9/15/2007	88
February 2007	Harbor Beach Marriott[1]	8.58%	3/1/2007	88
June 2006	Boston Marriott Copley Place	8.39%	6/1/2006	84

[1] On February 8, 2007, we refinanced the $88 million, 8.58% mortgage due March 1, 2007 on the Harbor Beach Marriott Resort and Spa with a $134 million mortgage that bears interest at a rate of 5.55% and matures on March 1, 2014.

[2] On January 10, 2006, we issued mortgage debt in the amount of $135 million Canadian Dollars ($116 million US Dollars based on the exchange rate on the date of issuance) that is secured by our four Canadian properties.

[3] The mortgage debt was issued in connection with the acquisition of The Westin Kierland Resort & Spa, Scottsdale, Arizona, on September 1, 2006.

[4] On April 10, 2006, in connection with the Starwood transaction, we assumed a $41 million mortgage with a rate of 8.51% and a fair value of approximately $46 million, which reflects an effective interest rate of 6.04%, secured by The Westin Tabor Center, and a mortgage of approximately $36 million with a rate of 9.21% and a fair value of approximately $40 million, which reflects an effective interest rate of 5.83%, secured by The Westin Indianapolis.

[5] On May 2, 2007, we defeased a $514 million mortgage loan secured by eight properties with an interest rate of 7.61% maturing August 2009, which we refer to as the CMBS Loan, and have been legally released from our obligations under the loan. We paid approximately $547 million to defease the loan, which included approximately $33 million in defeasance/prepayment and other costs.

[6] In conjunction with the repayment of the mortgage debt on our Philadelphia Marriott Convention Center mortgages we paid approximately $7 million in prepayment and other costs.

[7] The mortgage debt had a floating rate of interest of LIBOR plus 210 basis points. The interest rate shown reflects the rate as of the date of the transaction.

Derivative Instruments

In connection with the issuance of our Series G and I senior notes, we had entered into interest rate swap agreements that effectively converted the senior notes to floating-rate debt. We designated the interest rate swaps as fair value hedges for both financial reporting and tax purposes and the amounts paid or received under the swap agreements were recognized over the life of the agreements as an adjustment to interest expense. We terminated the interest rate swap agreements for approximately $4 million in connection with the redemption of our Series G and I senior notes in December 2006. Additionally, we purchased an interest rate cap which expired in September 2007 in connection with the mortgage debt secured by the JW Marriott, Washington, D.C. The mortgage debt was repaid in September 2007 and the impact of changes in the fair value of the interest rate cap was immaterial for all periods presented. Additionally, during 2008 we have entered into foreign currency forward purchase contracts to hedge a portion of the foreign currency exposure relating to our investment in the European joint venture. See Note 3 "Investments in Affiliates."

Aggregate Debt Maturities

Aggregate debt maturities at December 31, 2007 are as follows:

(IN MILLIONS)	
2008	$ 261
2009	319
2010	511
2011	141
2012	968
Thereafter	3,441
	5,641
Discount on senior notes	(18)
Capital lease obligations	2
Total debt	$5,625

Interest

During 2007, 2006 and 2005, we made cash interest payments of $419 million, $459 million and $393 million, respectively, which includes capitalized interest of $10 million, $5 million and $5 million, respectively, related to qualifying property construction activities. We recorded losses, which have been included in interest expense on our consolidated statements of operations, during 2007, 2006 and 2005, of approximately $45 million, $17 million and $30 million, respectively, on the early extinguishment of debt, which includes prepayment premiums, the acceleration of the related discounts and deferred financing costs and the termination of related interest rate swap agreements. Deferred financing costs amounted to $51 million and $60 million, net of accumulated amortization, as of December 31, 2007 and 2006, respectively. Amortization of deferred financing costs totaled $13 million, $15 million and $14 million in 2007, 2006 and 2005, respectively, and is included in interest expense on the accompanying statements of operations.

Amortization of property and equipment under capital leases totaled $2 million, $2 million and $3 million in 2007, 2006 and 2005, respectively, and is included in depreciation and amortization on the accompanying consolidated statements of operations.

5 STOCKHOLDERS' EQUITY

Seven hundred fifty million shares of common stock, with a par value of $0.01 per share, are authorized, of which 522.6 million and 521.1 million were outstanding as of December 31, 2007 and 2006, respectively. Fifty million shares of no par value preferred stock are authorized, with 4.0 million shares outstanding as of December 31, 2007 and 2006.

Dividends

We are required to distribute at least 90% of our annual taxable income, excluding net capital gain, to qualify as a REIT. However, our policy on common dividends is generally to distribute 100% of our estimated annual taxable income, including net capital gain, unless otherwise contractually restricted. For our preferred dividends, we will generally pay the quarterly dividend, regardless of the amount of taxable income, unless similarly contractually restricted. The amount of any dividends will be determined by Host's Board of Directors. All dividends declared in 2007, 2006 and 2005 were determined to be ordinary income.

The table below presents the amount of common and preferred dividends declared per share as follows:

	2007	2006	2005
Common stock	$1.00	$ .76	$ .41
Class B preferred stock 10%	—	—	.87
Class C preferred stock 10%	—	.625	2.50
Class E preferred stock 8 7/8%	2.22	2.22	2.22

Common Stock

On April 10, 2006, we issued approximately 133.5 million common shares for the acquisition of hotels from Starwood Hotels & Resorts. See Note 12, Acquisitions-Starwood Acquisition.

During 2006, we converted our Convertible Subordinated Debentures into approximately 24 million shares of common stock. The remainder was redeemed for $2 million in April 2006. See Note 4, Debt.

Preferred Stock

We currently have one class of publicly-traded preferred stock outstanding: 4,034,400 shares of 8 7/8% Class E preferred stock. Holders of the preferred stock are entitled to receive cumulative cash dividends at 8 7/8% per annum of the $25.00 per share liquidation preference, which are payable quarterly in arrears. After June 2, 2009, we have the option to redeem the Class E preferred stock for $25.00 per share, plus accrued and unpaid dividends to the date of redemption. The preferred stock ranks senior to the common stock and the authorized Series A junior participating preferred stock (discussed below). The preferred stockholders generally have no voting rights. Accrued preferred dividends at December 31, 2007 and 2006 were approximately $2 million.

During 2006 and 2005, we redeemed, at par, all of our then outstanding shares of Class C and B cumulative preferred stock, respectively. The fair value of the preferred stock (which was equal to the redemption price) exceeded the carrying value of the Class C and B preferred stock by approximately $6 million and $4 million, respectively. These amounts represent the original issuance costs. The original issuance costs for the Class C and B preferred stock have been reflected in the determination of net income available to common stockholders for the purpose of calculating our basic and diluted earnings per share in the respective years of redemption.

Stockholders Rights Plan

In 1998, the Board of Directors adopted a stockholder rights plan under which a dividend of one preferred stock purchase right was distributed for each outstanding share of our common stock. Each right when exercisable entitles the holder to buy 1/1,000th of a share of a Series A junior participating preferred stock of ours at an exercise price of $55 per share, subject to adjustment. The rights are exercisable 10 days after a person or group acquired beneficial ownership of at least 20%, or began a tender or exchange offer for at least 20%, of our common stock. Shares owned by a person or group on November 3, 1998 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are non-voting and expire on November 22, 2008, unless exercised or previously redeemed by us for $.005 each. If we were involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either our company or the acquiror having a value of twice the exercise price of the right.

Stock Repurchase Plan

Our Board of Directors has authorized a program to repurchase up to $500 million of common stock. The common stock may be purchased in the open market or through private transactions, dependent upon market conditions. The plan does not obligate us to repurchase any specific number of shares and may be suspended at any time at management's discretion.

6 INCOME TAXES

We elected to be treated as a REIT effective January 1, 1999, pursuant to the U.S. Internal Revenue Code of 1986, as amended. In general, a corporation that elects REIT status and meets certain tax law requirements regarding the distribution of its taxable income to its stockholders as prescribed by applicable tax laws and complies with certain other requirements (relating primarily to the nature of its assets and the sources of its revenues) is generally not subject to federal and state income taxation on its operating income distributed to its stockholders. In addition to paying federal and state income taxes on any retained income, we are subject to taxes on "built-in-gains" resulting from sales of certain assets. Additionally, our taxable REIT subsidiaries are subject to federal, state and foreign income tax. The consolidated income tax provision or benefit includes the income tax provision or benefit related to the operations of the taxable REIT subsidiaries, state income taxes incurred by Host and Host LP and foreign income taxes incurred by Host LP, as well as each of their respective subsidiaries.

Where required, deferred income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss, capital loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies.

Total deferred tax assets and liabilities at December 31, 2007 and 2006 are as follows:

(IN MILLIONS)	2007	2006
Deferred tax assets	$123	$117
Less: Valuation allowance	(25)	(22)
Subtotal	98	95
Deferred tax liabilities	(90)	(94)
Net deferred tax asset	$ 8	$ 1

We have recorded a 100% valuation allowance in the approximate amount of $22 million against the deferred tax asset for our Mexican net operating loss and asset tax credit carryforwards, and a 70% valuation allowance in the approximate amount of $3 million against the deferred tax asset for our Canadian net operating loss and capital loss carryforwards. Any reduction in the valuation allowance related to the deferred tax asset for our net operating loss or tax credit carryforward will be recorded as a reduction of income tax expense. The primary components of our net deferred tax asset are as follows:

(IN MILLIONS)	2007	2006
Investment in hotel leases	$ 2	$ 9
Accrued related party interest	23	18
Net operating loss and capital loss carryforwards	33	28
Alternative minimum tax credits	3	3
Safe harbor lease investments	(17)	(18)
Property and equipment depreciation	1	1
Investments in affiliates	(60)	(63)
Holdover period rent expense	(9)	(6)
Prepaid revenue	36	36
Purchase accounting items	(4)	(7)
Net deferred tax asset	$ 8	$ 1

At December 31, 2007, we have aggregate gross domestic and foreign net operating loss, capital loss and tax credit carryforwards of approximately $145 million. We have deferred tax assets related to these loss and tax credit carryforwards of approximately $61 million with a valuation allowance of approximately $25 million. Our net operating loss carryforwards expire through 2027, and our foreign capital loss carryforwards have no expiration period. Our domestic tax credits have no expiration period and our foreign asset tax credits expire though 2017.

Our U.S. and foreign income from continuing operations before income taxes was as follows:

(IN MILLIONS)	2007	200	2005
U.S. income	$536	$292	$130
Foreign income	17	7	8
Total	$553	$299	$138

The provision (benefit) for income taxes for continuing operations consists of:

(IN MILLIONS)	2007	2006	2005
Current — Federal	$—	$—	$—
— State	3	2	2
— Foreign	7	8	5
	10	10	7
Deferred — Federal	(8)	—	18
— State	—	(5)	2
— Foreign	1	—	(3)
	(7)	(5)	17
Income tax provision—continuing operations	$ 3	$ 5	$24

The total provision for income taxes, including the amounts associated with discontinued operations, was $3 million, $7 million and $25 million in 2007, 2006 and 2005, respectively.

The differences between the income tax provision (benefit) calculated at the statutory federal income tax rate of 35 percent and the actual income tax provision (benefit) recorded each year for continuing operations are as follows:

(IN MILLIONS)	2007	2006	2005
Statutory federal income tax provision—continuing operations	$ 194	$ 105	$ 48
Nontaxable income of Host REIT—continuing operations	(202)	(105)	(26)
State income tax provision, net	2	2	2
Uncertain tax positions	1	(5)	(5)
Foreign income tax provision	8	8	5
Income tax provision—continuing operations	$ 3	$ 5	$ 24

In each of 2006 and 2005, we recognized an income tax benefit of $5 million relating to the reduction of previously accrued income taxes after an evaluation of the exposure items and the expiration of related statutes of limitation. No such amount was recognized in 2007. Cash paid for income taxes, net of refunds received, was $8 million for each of 2007, 2006 and 2005.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. We must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. As a result of the implementation of FIN 48, we recognized a reduction of our liability for unrecognized tax benefits of approximately $11 million. This reduction was accounted for as an increase to the opening balance of retained earnings on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(IN MILLIONS)	2007
Balance at January 1, 2007	$10
Additions based on tax positions related to the current year	1
Settlements	—
Balance at December 31, 2007	$11

All of such amount, if recognized, would impact our reconciliation between the income tax provision (benefit) calculated at the statutory federal income tax rate of 35% and the actual income tax provision (benefit) recorded each year.

We recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2007, 2006, and 2005, we recognized approximately $0.1 million, $0.2 million and $0.3 million of interest, respectively. We had approximately $0.6 million and $0.5 million for the payment of interest accrued at December 31, 2007, and 2006, respectively.

7 LEASES

Hotel Leases

We lease substantially all of our hotels (the "Leases") to a wholly owned subsidiary that qualifies as a taxable REIT subsidiary due to federal income tax restrictions on a REIT's ability to derive revenue directly from the operation and management of a hotel.

Hospitality Properties Trust Relationship

In a series of related transactions in 1995 and 1996, we sold and leased back 53 Courtyard by Marriott ("Courtyard") properties and 18 Residence Inn by Marriott ("Residence Inn") properties to Hospitality Properties Trust ("HPT"). These leases, which are accounted for as operating leases and are included in the table below, have initial terms expiring between 2010 and 2012 and are renewable at our option. Minimum rent payments are $58 million annually for the Courtyard properties and $19 million annually for the Residence Inn properties, and additional rent based upon sales levels are payable to HPT under the terms of the leases.

In 1998, we sublet the HPT properties (the "Subleases") to separate sublessee subsidiaries of Barceló Crestline Corporation (the "Sublessee"), subject to the terms of the applicable HPT lease. The term of each Sublease expires simultaneously with the expiration of the initial term of the HPT lease to which it relates and automatically renews for the corresponding renewal term under the HPT lease, unless either we or the Sublessee elect not to renew the Sublease provided, however, that neither party can elect to terminate fewer than all of the Subleases in a particular pool of HPT properties (one for the Courtyard properties and one for the Residence Inn properties). Rent payable by the Sublessee under the Subleases consists of the minimum rent payable under the HPT lease and an additional percentage rent payable to us. The percentage rent payable by the Sublessee is generally sufficient to cover the additional rent due under the HPT lease, with any excess being retained by us. The rent payable under the Subleases is guaranteed by the Sublessee, up to a maximum amount of $30 million, which is allocated between the two pools of HPT properties.

Other Lease Information

As of December 31, 2007, all or a portion of 37 of our hotels are subject to ground leases, generally with multiple renewal options, all of which are accounted for as operating leases. For lease agreements with scheduled rent increases, we recognize the lease expense on a straight-line basis over the term of the lease. Certain of these leases contain provisions for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. We also have leases on facilities used in our former restaurant business, some of which we subsequently subleased. These leases and subleases contain one or more renewal options, generally for five or ten-year periods. The restaurant leases are accounted for as operating leases. Our lease activities also include leases entered into by our hotels for various types of equipment, such as computer equipment, vehicles and telephone systems. Equipment leases are accounted for as either operating or capital leases depending on the characteristics of the particular lease arrangement. Equipment leases that are characterized as capital leases are classified as furniture and equipment and are depreciated over the life of the lease. The amortization charge applicable to capitalized leases is included in depreciation expense in the accompanying consolidated statements of operations.

The following table presents the future minimum annual rental commitments required under non-cancelable leases for which we are the lessee as of December 31, 2007. Minimum payments for the operating leases have not been reduced by aggregate minimum sublease rentals from restaurants and the Sublessee of approximately $9 million and $347 million, respectively, payable to us under non-cancelable subleases.

(IN MILLIONS)	CAPITAL LEASES	OPERATING LEASES
2008	$1	$ 121
2009	1	118
2010	—	115
2011	—	93
2012	—	90
Thereafter	—	1,009
Total minimum lease payments	2	$1,546
Less: amount representing interest	—	
Present value of minimum lease payments	$2	

We remain contingently liable on certain leases relating to our former restaurant business. Such contingent liabilities aggregated $25 million as of December 31, 2007. However, management considers the likelihood of any material funding related to these leases to be remote. Rent expense consists of:

(IN MILLIONS)	2007	2006	2005
Minimum rentals on operating leases	**$120**	$125	$119
Additional rentals based on sales	**39**	28	19
Less: sublease rentals	**(92)**	(88)	(85)
Total rent expense	**$ 67**	$ 65	$ 53

8 EMPLOYEE STOCK PLANS

We maintain two stock-based compensation plans, the comprehensive stock plan (the "Comprehensive Plan"), whereby we may award to participating employees (i) restricted shares of our common stock, (ii) options to purchase our common stock and (iii) deferred shares of our common stock and the employee stock purchase plan. At December 31, 2007, there were approximately 9 million shares of common stock reserved and available for issuance under the Comprehensive Plan.

We recognize costs resulting from our share-based payment transactions in our financial statements over their vesting periods. We classify share-based payment awards granted in exchange for employee services as either equity classified awards or liability classified awards. The classification of our restricted stock awards as either an equity award or a liability award is primarily based upon cash settlement options. Equity classified awards are measured based on the fair value on the date of grant. Liability classified awards are remeasured to fair value each reporting period. The value of all restricted stock awards, less estimated forfeitures, is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for awards for which employees do not render the requisite service. All restricted stock awards to senior executives have been classified as liability awards, primarily due to settlement features that allow the recipient to have a percentage of the restricted stock awards withheld to meet tax requirements in excess of the statutory minimum withholding. Restricted stock awards to our upper-middle management have been classified as equity awards as these awards do not have this optional tax withholding feature.

We adopted the fair value provisions of SFAS 123 in 2002 and, therefore, have recognized the costs associated with all share-based payment awards granted after January 1, 2002. Effective January 1, 2006, we instituted a new restricted stock program, which is accounted for using the provisions of SFAS 123R.

Restricted Stock

During the first quarter of 2006, we granted shares to senior executives to be distributed through year end 2008 in three annual installments (the "2006 - 2008 Plan"). Vesting for these shares is determined both on continued employment and market performance based on the achievement of total shareholder return on an absolute and relative basis. For the shares that vest solely on continued employment, we recognize compensation expense over the requisite period based on the market price at the balance sheet date. For liability classified share awards that vest based on market performance, we recognize compensation expense over the requisite service period based on the fair value of the shares at the balance sheet date, which is estimated using a simulation or Monte Carlo method. For the purpose of the simulation at year end 2007, we assumed a volatility of 24.8%, which is calculated based on the volatility of our stock price over the last three years, a risk-free interest rate of 3.07%, which reflects the yield on a 3-year Treasury bond, and a stock beta of 0.987 compared to the REIT composite index based on three years of historical price data. The number of shares issued is adjusted for forfeitures.

We made an additional grant of shares to senior executives in February 2006 ("2006 supplemental grant"). Twenty-five percent of this award vested immediately and was expensed on the date of grant, while the remaining 75% vests over a three-year period that began in February 2006 based on continued employment. We recognize compensation expense for the outstanding portion of this grant based on the market price at the balance sheet date.

Effective January 1, 2008, we made additional grants to nine senior executives of approximately 200,000 shares. Certain of these shares will vest based on continued employment through December 31, 2008. We recognize compensation expense for the outstanding portion of these shares based on the market price at the balance sheet date. The remaining shares issued will vest based on continued employment and market performance in accordance with the 2006–2008 Plan and we will recognize compensation expense consistent with the above discussion.

During 2007, 2006 and 2005, we recorded compensation expense of approximately $3 million, $32 million and $20 million respectively, related to the restricted stock awards to senior executives. The total unrecognized compensation cost, based on the valuation criteria above, that relates to nonvested restricted stock awards at December 31, 2007 was approximately $8 million, which, if earned, will be recognized over the weighted average of one year. The following table is a summary of the status of our senior executive plans for the three years ended December 31, 2007. The fair values for the awards below are based on the fair value at the respective transaction dates, as the awards are classified as liability awards.

	2007		2006		2005	
	SHARES (IN MILLIONS)	FAIR VALUE (PER SHARE)	SHARES (IN MILLIONS)	FAIR VALUE (PER SHARE)	SHARES (IN MILLIONS)	FAIR VALUE (PER SHARE)
Balance, at beginning of year	2.4	$19	—	$—	1.2	$17
Granted	—	—	3.5	16	—	—
Vested[1]	(.2)	24	(1.1)	24	(1.1)	19
Forfeited/expired	(.7)	8	—	—	(.1)	17
Balance, at end of year[2]	1.5	7	2.4	19	—	—
Issued in calendar year[1]	.6	25	.7	19	.6	17

[1] Shares that vest at December 31 of each year are issued to the employees in the first quarter of the following year, although the requisite service period is complete. Accordingly, the 0.6 million shares issued in 2007 include shares vested at December 31, 2006, after adjusting for shares withheld to meet employee tax requirements. The withheld shares for employee tax requirements were valued at $13.3 million, $11.7 million and $7.7 million, for 2007, 2006 and 2005, respectively.

[2] The 2007 balance does not reflect the 200,000 shares granted on January 1, 2008. Based on our historical forfeiture rates, we expect that substantially all shares will vest, assuming the required market conditions are met.

We also maintain a restricted stock program for our upper-middle management. Vesting for these shares is determined based on continued employment and, accordingly, we recognize compensation expense on a straight-line basis over the service period of three years. We recorded compensation expense related to these shares of $1.6 million, $1.5 million and $1.4 million during 2007, 2006 and 2005, respectively. The total unrecognized compensation cost, measured on the grant date, that relates to nonvested restricted stock awards at December 31, 2007 was approximately $0.5 million, which, if earned, will be recognized over the weighted average remaining service period of one year. The following table is a summary of the status of our upper-middle management plan for the three years ended December 31, 2007. The fair values for the awards below are based on the fair value at the grant date of the respective awards, as the awards are classified as equity awards.

	2007		2006		2005	
	SHARES (IN THOUSANDS)	FAIR VALUE (PER SHARE)	SHARES (IN THOUSANDS)	FAIR VALUE (PER SHARE)	SHARES (IN THOUSANDS)	FAIR VALUE (PER SHARE)
Balance, at beginning of year	22	$20	25	$16	21	$13
Granted	66	28	78	20	89	16
Vested[1]	(64)	25	(74)	19	(80)	15
Forfeited/expired	(4)	25	(7)	18	(5)	15
Balance, at end of year[2]	20	28	22	20	25	16
Issued in calendar year[1]	45	22	47	17	37	16

[1] Shares that vest at December 31 of each year are issued to the employees in the first quarter of the following year, although the requisite service period is complete. Accordingly, the 45,000 shares issued in 2007 include the shares vested at December 31, 2006, after adjusting for shares withheld to meet employee tax requirements. The value of shares withheld for employee tax requirements was not material for all periods presented.

[2] Based on our historical forfeiture rates, we assume that substantially all shares will vest.

Employee Stock Purchase Plan

Under the terms of the employee stock purchase plan ("ESPP"), eligible employees may purchase common stock through payroll deductions at 90% of the lower of market value at the beginning or end of the plan year, which ran from February 1 through January 31. We record compensation expense for the employee stock purchase plan based on the fair value of the employees' purchase rights, which is estimated using an option-pricing model with the following assumptions for the 2007, 2006 and 2005 plan years, respectively; Risk-free interest rate of 3.3%, 4.7% and 4.3%, volatility of 33%, 33% and 34%, expected life of one year for all periods. We assume a dividend yield of 0% for these grants, as no dividends are accrued during the one year vesting period. We issued approximately 29,000, 16,000 and 14,000 shares, for the 2007, 2006 and 2005 plan years, respectively. The weighted average fair value of these shares granted was $5.91, $4.73 and $4.27 in 2007, 2006 and 2005, respectively. The compensation expense reflected in net income was not material for all periods presented. Effective January 1, 2008, we modified the ESPP so that eligible employees may purchase common stock at 90% of the lower of market value at the beginning or end of each calendar quarter.

Employee Stock Options

Effective January 1, 2002, we adopted the expense recognition provisions of SFAS 123 for employee stock options granted on or after January 1, 2002 only. We did not grant any stock options after December 2002. All options granted are fully vested as of December 31, 2006. The fair value of the 2002 stock options was estimated on the date of grant using an option-pricing model. Compensation expense for the stock options is recognized on a straight-line basis over the vesting period. The weighted average fair value per option granted during 2002 was $1.41. We did not record any compensation expense related to these shares in 2007, as all shares were fully vested at December 31, 2006. We recorded compensation expense of approximately $229,000 and $244,000 for 2006 and 2005, respectively, which represents the expense for stock options granted during 2002. As of December 31, 2006, all outstanding options were exercisable. The aggregate intrinsic value of the outstanding and exercisable options at December 31, 2007 and 2006 was approximately $3.5 million and $12.9 million, respectively.

The following table is a summary of the status of our stock option plans that have been approved by our stockholders for the three years ended December 31, 2007. We do not have stock option plans that have not been approved by our stockholders.

	2007		2006		2005	
	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
Balance, at beginning of year	.7	$6	1.4	$6	2.6	$6
Granted	—	—	—	—	—	—
Exercised	(.3)	9	(.7)	6	(1.1)	6
Forfeited/expired	—	—	—	—	(.1)	6
Balance, at end of year	.4	7	.7	6	1.4	6
Options exercisable at year-end	.4		.7		1.2	

The following table summarizes information about stock options at December 31, 2007:

OPTIONS OUTSTANDING AND EXERCISABLE			
RANGE OF EXERCISE PRICES	SHARES (IN MILLIONS)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$1 – 3	—	—	$3
4 – 6	.1	1	6
7 – 9	.3	8	8
	.4		

In connection with the Host Marriott Services ("HM Services") spin-off in 1995, outstanding options held by our current and former employees were redenominated in both our and HM Services stock and the exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies. Pursuant to the distribution agreement between us and HM Services, we originally had the right to receive up to 1.4 million shares of HM Services' common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. However, in 1999, HM Services was no longer publicly traded (and was renamed HMS Host) and, as a result, all future payments to us were to be made in cash. As of December 31, 2007 and 2006, the receivable balance was approximately $0.5 million and $1 million, respectively, which is included in other assets in the accompanying consolidated balance sheets. All of the remaining options will expire in 2008 if not exercised.

Deferred Stock

Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. We accrue compensation expense on a straight-line basis over the vesting period for the fair market value of the shares on the date of grant, less estimated forfeitures. No shares were granted under this plan since 2003. The compensation cost that has been charged against income for deferred stock was not material for all periods presented. The implementation of SFAS No. 123 had no impact on the calculation of compensation expense for the deferred stock incentive plan.

9 PROFIT SHARING AND POSTEMPLOYMENT BENEFIT PLANS

We contribute to defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. The discretionary amount to be matched by us is determined annually by the Board of Directors. We provide medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. Our recorded liability for this obligation is not material. Payments for these items were not material for the three years ended December 31, 2007.

10 DISCONTINUED OPERATIONS

Assets Held For Sale

As of December 31, 2007, none of our hotels were classified as held for sale. As of December 31, 2006, four hotels were classified as held for sale, all of which were sold during January 2007. We reclassified the assets and liabilities relating to these hotels as held for sale in our consolidated balance sheets as of December 31, 2006, as detailed in the following table:

(IN MILLIONS)	2006
Property and equipment, net	$95
Other assets	1
Total assets	$96
Other liabilities	—
Total liabilities	$—

Dispositions

We sold nine hotels in 2007, seven hotels in 2006 and five hotels in 2005. The following table summarizes the revenues, income before taxes, and the gain on dispositions, net of tax, of the hotels which have been reclassified to discontinued operations in the consolidated statements of operations for the periods presented:

(IN MILLIONS)	2007	2006	2005
Revenues	$ 35	$167	$266
Income before taxes	15	28	34
Gain on disposals, net of tax	164	416	19

11 GAIN ON INSURANCE SETTLEMENT

Eight of our properties sustained damage from hurricanes during 2005, with two, the New Orleans Marriott and the Fort Lauderdale Marina Marriott, having extensive damage which required us to temporarily close all or part of these hotels. Our insurance coverage for the properties entitles us to receive recoveries for damage to the hotels, as well as payments for business interruption. Gains on property insurance proceeds represent proceeds received in excess of the insurance receivable, which represents the book value of the damaged assets that were written-off. All gains resulting from insurance proceeds are not recognized until all contingencies are resolved. The following chart details the damages incurred, proceeds received and gains recorded as of December 31, 2007, 2006 and 2005 due to hurricanes Katrina and Wilma:

Property Insurance

EVENT	PROPERTY DAMAGE(1)	PROPERTY INSURANCE PROCEEDS RECEIVED		GAIN ON PROPERTY INSURANCE PROCEEDS	
(IN MILLIONS)		2007	2006	2007	2006
Hurricane Katrina 2005	$21	$24	$13	$16	$—
Hurricane Wilma 2005[2]	16	14	8	6	—
Total	$37	$38	$21	$22	$—

Business Interruption Insurance

EVENT	GAIN ON BUSINESS INTERRUPTION INSURANCE PROCEEDS RECEIVED		
	2007	2006	2005
Hurricane Katrina 2005	$30	$10	$9
Hurricane Wilma 2005[2]	6	6	—
Total	$36	$16	$9

(1) Represents the book value of the property and equipment written off and repairs and clean-up costs incurred as a result of the hurricane damage.

(2) The Ft. Lauderdale Marina Marriott was sold in January 2006, and, as a result, the gains on insurance settlement for this hotel are included in discontinued operations on the accompanying income statement.

12 ACQUISITIONS

Starwood Acquisition

On April 10, 2006, we acquired 25 domestic hotels and three foreign hotels from Starwood Hotels & Resorts Worldwide, Inc., or Starwood. The acquisition was completed pursuant to the Master Agreement and Plan of Merger, dated as of November 14, 2005, and amended as of March 24, 2006, (the "Master Agreement") among Host, Starwood and certain of their respective subsidiaries.

For the 28 hotels, the total consideration paid by Host to Starwood and its stockholders included the issuance of $2.27 billion of equity (133,529,412 shares of Host common stock) to Starwood stockholders, the assumption of $77 million in debt and the cash payment of approximately $750 million, which included closing costs. An exchange price of Host common stock of $16.97 per share was calculated based on guidance set forth in Emerging Issues Task Force Issue No. 99-12, as the average of the closing prices of Host common stock during the range of trading days from two days before and after the November 14, 2005 announcement date.

The purchase price of the acquired assets and liabilities was recorded based on fair value. Property and equipment was recorded on a stepped-up basis from historical costs and the fair value of assumed debt was based on expected future debt service payments discounted at risk-adjusted rates. Other assets and liabilities were recorded at historical costs, which is believed to be equivalent to fair value.

In conjunction with our acquisition of the Starwood properties, and in accordance with SFAS 141, we identified five agreements which we determined were not on market terms and recorded each of these agreements at their fair value as either an intangible asset or liability on the accompanying 2006 balance sheet. We recognized an intangible asset for a ground lease with a fair value of approximately $3 million that is recorded in other assets on our balance sheet. Additionally, we recorded an intangible liability for four unfavorable ground and retail lease agreements with a total fair value of approximately $8 million that is included in other liabilities on the accompanying 2006 balance sheet. The intangible asset and liabilities will be amortized over the life of the related agreements, with the income or expense recorded in other property level expenses.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in the Starwood transaction, less the Sheraton Warsaw Hotel & Towers, which was contributed to the European joint venture on May 2, 2006 (see Note 3 for further information):

(IN MILLIONS)	
Property and equipment, net	$3,058
Other assets	10
Total assets	3,068
Debt[a]	(77)
Other liabilities	(19)
Net assets acquired	$2,972

[a] We assumed $77 million of mortgage debt from Starwood with a fair value of $86 million in the transaction.

Our summarized unaudited consolidated pro forma results of operations, assuming the Starwood acquisition occurred on January 1, 2005, are as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2006	2005
Revenues	$5,061	$4,618
Income from continuing operations	310	216
Net income	754	268
Net income available to common shareholders	734	237
Basic earnings per common share:		
Continuing operations	.56	.38
Discontinued operations	.85	.11
Basic earnings per common share	$ 1.41	$ .49
Diluted earnings per common share:		
Continuing operations	.55	.38
Discontinued operations	.85	.10
Diluted earnings per common share	$ 1.40	$ .48

Other Acquisitions

On September 1, 2006, we acquired The Westin Kierland Resort & Spa in Scottsdale, Arizona, for approximately $393 million, including the assumption of the $135 million of mortgage debt with a fair value of $133 million. In connection with the acquisition, we recorded an intangible asset with a fair value of approximately $4 million, which is included in other assets on the accompanying balance sheet. The intangible asset will be amortized over the life of the hotel management agreement.

For the Starwood and The Westin Kierland acquisitions, the amount of amortization income and expense for intangible assets and liabilities were both immaterial for the period ended December 31, 2006. The intangibles that we assumed have an amortization period of three to 70 years. Additionally, the estimated aggregate net amortization for the next five years is expected to be less than $1 million.

The pro forma statements of operations have not been provided for The Westin Kierland Resort & Spa acquisition in 2006 and the acquisition of the Hyatt Regency Washington on Capitol Hill in Washington, D.C. in 2005, as the effect of the acquisitions was not material.

13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial assets and liabilities and other financial instruments are shown below:

	2007		2006	
(IN MILLIONS)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets				
Notes receivable	$ 9	$ 9	$ 9	$ 9
Financial liabilities				
Senior notes	3,026	2,950	3,031	3,033
Exchangeable Senior Debentures	1,088	1,090	495	737
Credit Facility	—	—	250	250
Mortgage debt and other, net of capital leases	1,509	1,564	2,100	2,181

Notes receivable and other financial assets are valued based on the expected future cash flows discounted at risk-adjusted rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. Senior notes and the Convertible Subordinated Debentures are valued based on quoted market prices. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

14 RELATIONSHIP WITH MARRIOTT INTERNATIONAL

We have entered into various agreements with Marriott, including the management of approximately 60% of our hotels, as well as franchised properties; financing for joint ventures or partnerships including the acquisition in 1996 of two hotels (one of which was sold on January 30, 2004) in Mexico City, Mexico and the 2000 acquisition of CBM Joint Venture LLC (see Note 3) and certain limited administrative services.

In 2007, 2006 and 2005, we paid Marriott $197 million, $165 million and $148 million, respectively, in hotel management fees and approximately $1 million, in franchise fees for each of 2007, 2006 and 2005. Included in the management fees paid are amounts paid to The Ritz-Carlton Hotel Company, LLC (Ritz-Carlton), Courtyard Management Corporation and Residence Inn Management Corporation.

We negotiated amendments to various management agreements with Marriott and agreed, among other matters, to waive performance termination tests through the end of fiscal year 2009, to modify certain extension tests which condition the manager's ability to renew the management agreements, and to extend certain contracts for ten additional years. As part of this negotiation, Marriott agreed to make cash payments to us, over time, to reduce an existing cap on the costs and expenses related to chain services that are provided on a centralized basis, as well as to establish a cap on certain other costs, to provide us with an incentive to increase our capital expenditures at the hotels through 2008, to waive certain deferred management fees, and to modify the incentive management fee on certain contracts. In addition, we agreed to use a portion of Marriott's cash payments for brand reinvestment projects at various hotels in our portfolio.

15 HOTEL MANAGEMENT AGREEMENTS AND OPERATING AND LICENSE AGREEMENTS

Our hotels are subject to management agreements under which various operators, including Marriott, Ritz-Carlton, Hyatt, Swissôtel, Hilton, Four Seasons, Fairmont and Starwood, operate our hotels for the payment of a management fee. The agreements generally provide for both base and incentive management fees based on hotel sales and operating profit, respectively. As part of the management agreements, the manager furnishes the hotels with certain chain services which are generally provided on a central or regional basis to all hotels in the manager's hotel system. Chain services include central training, advertising and promotion, national reservation systems, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among the hotels managed, owned or leased by the manager on a fair and equitable basis. In addition, our managers will generally have a guest rewards program which will be charged to all of the hotels that participate in the program.

We are obligated to provide the manager with sufficient funds, generally 5% of revenue generated at the hotel, to cover the cost of (a) certain non-routine repairs and maintenance to the hotels which are normally capitalized; and (b) replacements and renewals to the hotels' furniture, fixtures and equipment. Under certain circumstances, we will be required to establish escrow accounts for such purposes under terms outlined in the agreements.

Marriott International

Of our hotels, 68 are subject to management agreements under which Marriott or one of their subsidiaries manages the hotels, generally for an initial term of 15 to 20 years with one or more renewal terms at the option of Marriott. Marriott typically receives a base fee of three percent of gross revenues and incentive management fees generally equal to 20% operating profit after we have received a priority return. We have the option to terminate certain management agreements if specified performance or extension thresholds are not satisfied. A single agreement may be canceled under certain conditions, although such cancellation will not trigger the cancellation of any other agreement.

Additionally, we have agreed with Marriott that a pool of hotels currently subject to existing management agreements may be sold over time unencumbered by a Marriott management agreement without the payment of termination fees, subject to certain restrictions. The remaining pool includes 22 hotels. Approximately 68% of this pool may be sold free and clear of their existing management agreements without the payment of a termination fee, provided the hotels maintain the Marriott brand affiliation through a franchise agreement. A percentage of these hotels may also be sold free and clear of their existing management agreements and brand affiliation without a termination fee.

We have a franchise agreement with Marriott for one hotel. Pursuant to the franchise agreement, we pay a franchise fee based on a percentage of room sales and food and beverage sales, as well as certain other fees for advertising and reservations. Franchise fees for room sales are approximately six percent of sales, while fees for food and beverage sales are approximately three percent of sales. The franchise agreement has a term of 30 years.

Ritz-Carlton

We hold management agreements with Ritz-Carlton, a wholly-owned subsidiary of Marriott, to manage nine of our hotels. These agreements have an initial term of 15 to 25 years with one or more renewal terms at the option of Ritz-Carlton. Base management fees vary from two to five percent of sales and incentive management fees, if any, are generally equal to 20% of available cash flow or operating profit, after we have received a priority return as defined in the agreements.

Starwood

As of December 31, 2007, 23 of our hotels are subject to operating and license agreements with Starwood under which Starwood operates the hotels, for an initial term of 20 years, with two renewal terms of 10 years each. Starwood receives compensation in the form of a base fee of 1% of annual gross operating revenues, and an incentive fee of 20% of annual gross operating profit, after we have received a priority return of 10.75% on our purchase price and other investments in the hotels.

The license agreements address matters relating to the subject brand, including rights to use service marks, logos, symbols and trademarks, such as those associated with Westin, Sheraton. W, Luxury Collection and St. Regis, as well as matters relating to compliance with certain standards and policies and (including through other agreements in the case of certain hotels) the provision of certain system program and centralized services. The license agreements have an initial term of 20 years each, with two renewal terms of 10 years each at the option of the licensor. Licensors receive compensation in the form of license fees of 5% of room sales and 2% of food and beverage sales.

We have the right to terminate the operating agreements on 13 specified hotels as of December 31, 2007 upon the sale of those hotels. With respect to four hotels as of December 31, 2007, we have the right to sell no more than three annually free and clear of their existing operating agreements without the payment of a termination fee, and we have a limited right to terminate one license agreement annually. With respect to the remaining nine hotels, we have the right beginning in 2016 to sell 35% of the hotels (measured by EBITDA) free and clear of the existing operating agreement over a period of time without the payment of a termination fee. With respect to any termination of an operating agreement on sale, the proposed purchaser would need to meet the requirements for transfer under the applicable license agreement.

Other Managers

We also hold management agreements with hotel management companies such as Hyatt, Hilton, Four Seasons and Fairmont for 17 of our hotels. These agreements generally provide for an initial term of 10 to 20 years with renewal terms at the option of either party or, in some cases, the hotel management company of up to an additional one to 15 years. The agreements generally provide for payment of base management fees equal to one to four percent of sales. Sixteen of the seventeen agreements also provide for incentive management fees generally equal to 10 to 30 percent of available cash flow, operating profit, or net operating income, as defined in the agreements, after we have received a priority return.

16 GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

We consider each one of our hotels to be an operating segment, none of which meets the threshold for a reportable segment. We also allocate resources and assess operating performance based on individual hotels. All of our other real estate investment activities (primarily our leased hotels and office buildings) are immaterial, and thus, we report one business segment: hotel ownership. Our foreign operations consist of four properties located in Canada, two properties located in Chile and one property located in Mexico. There were no intercompany sales between us and the foreign properties. The following table presents revenues and long-lived assets for each of the geographical areas in which we operate:

	2007		2006		2005	
(IN MILLIONS)	REVENUES	PROPERTY AND EQUIPMENT	REVENUES	PROPERTY AND EQUIPMENT	REVENUES	PROPERTY AND EQUIPMENT
United States	$5,255	$10,358	$4,664	$10,384	$3,576	$7,286
Canada	117	140	107	112	94	110
Chile	27	57	16	53	—	—
Mexico	27	33	26	35	24	38
Total	$5,426	$10,588	$4,813	$10,584	$3,694	$7,434

17 GUARANTEES AND CONTINGENCIES

We have certain guarantees which consist of commitments we have made to third parties for leases or debt that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The guarantees are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of the future rental payments. The aggregate amount of these future rental payments is approximately $25 million as of December 31, 2007.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership to Barceló Crestline Corporation, formerly Crestline Capital Corporation, in the REIT conversion, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Barceló Crestline Corporation, who, in turn, is indemnified by the current owner of the facility.
- In connection with the sale of two hotels in January 2005, we remain contingently liable for the amounts due under the respective ground leases. The future minimum

lease payments are approximately $14 million through the full term of the leases, including renewal options. We believe that any liability related to these ground leases is remote, and in each case, we have been indemnified by the purchaser of the hotel.

- In connection with the Starwood acquisition, we have three properties with environmental liabilities, primarily asbestos in non-public areas of the properties, for which we have recorded the present value of the liability, or approximately $2.4 million, in accordance with FIN 47 "Accounting for Conditional Asset Retirement Obligations". The amount is based on management's estimate of the timing and future costs to remediate the liability. We will record the accretion expense over the period we intend to hold the hotel or until the item is remediated.

18 RELATED PARTY TRANSACTIONS

In December 2006, the insurance trust which holds split-dollar life insurance policies for Mr. J. Willard Marriott, Jr., a former member of Host's Board of Directors, exercised its rights under its Split-Dollar Life Insurance Policies Agreement with the Company to purchase our interest in the policy. We received approximately $4.5 million, which equaled the premiums paid on the policy since 1996 (inception) in accordance with the terms of the agreement.

19 QUARTERLY FINANCIAL DATA (UNAUDITED)

	2007			
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	$1,031	$1,385	$1,201	$1,809
Operating profit	133	283	165	372
Income from continuing operations	42	146	93	269
Income from discontinued operations	145	3	4	25
Net income	187	149	97	294
Net income available to common stockholders	185	147	95	291
Basic earnings per common share:				
Continuing operations	.07	.28	.17	.51
Discontinued operations	.28	—	.01	.05
Net income	.35	.28	.18	.56
Diluted earnings per common share:				
Continuing operations	.07	.27	.17	.49
Discontinued operations	.28	—	.01	.05
Net income	.35	.27	.18	.54

	2006			
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	$ 821	$1,177	$1,105	$1,710
Operating profit	110	226	121	305
Income from continuing operations	12	89	31	162
Income from discontinued operations	160	240	10	34
Net income	172	330	40	196
Net income available to common stockholders	166	320	38	194
Basic earnings per common share:				
Continuing operations	.02	.16	.05	.31
Discontinued operations	.42	.49	.02	.06
Net income	.44	.65	.07	.37
Diluted earnings per common share:				
Continuing operations	.02	.16	.05	.30
Discontinued operations	.42	.46	.02	.06
Net income	.44	.62	.07	.36

The sum of the basic and diluted earnings per common share for the four quarters in all years presented differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective periods.

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, the company maintains a highly developed system of internal controls, policies, and procedures, and continually evaluates the adequacy and effectiveness of its control system. Management believes this system provides reasonable assurance that transactions are properly authorized and recorded to adequately safeguard the company's assets and to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States.

The consolidated financial statements have been audited by KPMG LLP, independent registered public accountants. Their report expresses an unqualified opinion as to whether management's consolidated financial statements present fairly the company's financial position in conformity with United States generally accepted accounting principles.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of three directors not otherwise employed by the company. The committee meets a minimum of four times during the year with the independent registered public accountants, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent registered public accountants and internal auditors have unrestricted access to the Audit Committee with or without the presence of management.

Larry K. Harvey
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
FEBRUARY 25, 2008

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007. There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Host Hotels & Resorts, Inc.:

We have audited Host Hotels & Resorts, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Host Hotels & Resorts, Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Host Hotels & Resorts, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Host Hotels & Resorts, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

McLean, Virginia
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Host Hotels & Resorts, Inc.:

We have audited the accompanying consolidated balance sheets of Host Hotels & Resorts, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Hotels & Resorts, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Host Hotels & Resorts, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

McLean, Virginia
February 25, 2008

MANAGEMENT CERTIFICATIONS

On June 7, 2007, we submitted to the New York Stock Exchange the Chief Executive Officer certification required by Section 303A.12(a) of the NYSE Corporate Governance standards, certifying that as of that date he was not aware of any violation by the Company of the NYSE's Corporate Governance listing standards. In addition, included as exhibit 31 to our annual report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2008 were the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding our public reporting. A copy of our annual report on Form 10-K, including these certifications, is available on our website at: www.hosthotels.com.

SELECTED FINANCIAL DATA

The following table presents certain selected historical financial data which has been derived from audited consolidated financial statements for the five years ended December 31, 2007. The following information should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition":

	FISCAL YEAR				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2005	2004	2003
INCOME STATEMENT DATA:					
Revenues	$ 5,426	$ 4,813	$3,694	$3,395	$3,068
Income (loss) from continuing operations	550	294	114	(89)	(258)
Income from discontinued operations[1]	177	444	52	89	272
Net income (loss)	727	738	166	—	14
Net income (loss) available to common stockholders	718	718	135	(41)	(21)
Basic earnings (loss) per common share:					
Income (loss) from continuing operations	1.04	.57	.23	(.38)	(1.04)
Income from discontinued operations	.34	.92	.15	.26	.97
Net income (loss)	1.38	1.49	.38	(.12)	(.07)
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations	1.01	.56	.23	(.38)	(1.04)
Income from discontinued operations	.32	.92	.15	.26	.97
Net income (loss)	1.33	1.48	.38	(.12)	(.07)
Cash dividends declared per common share	1.00	.76	.41	.05	—
BALANCE SHEET DATA:					
Total assets	$11,812	$11,808	$8,245	$8,421	$8,592
Debt[2]	5,625	5,878	5,370	5,523	5,486
Convertible Preferred Securities[2]	—	—	—	—	475
Preferred stock	97	97	241	337	339

[1] Discontinued operations reflects the operations of properties classified as held for sale, the results of operations of properties sold and the gain or loss on those dispositions.

[2] We adopted Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) in 2003. Under FIN 46, our limited purpose trust subsidiary that was formed to issue trust-preferred securities (the "Convertible Preferred Securities") was accounted for on a consolidated basis as of December 31, 2003 since we were the primary beneficiary under FIN 46. Effective January 1, 2004, the FASB revised FIN 46, which we refer to as FIN 46R, and we were required to deconsolidate the accounts of the Convertible Preferred Securities Trust (the "Trust"). As a result, we recorded the $492 million in debentures (Convertible Subordinated Debentures) issued by the Trust and eliminated the $475 million of Convertible Preferred Securities that were previously classified in the mezzanine section of our consolidated balance sheet prior to January 1, 2004. The difference of $17 million was our investment in the Trust, which was included in "Investments in affiliates" on our consolidated balance sheet prior to the conversion and redemption of the Convertible Preferred Securities. Between December 2005 and April 15, 2006, we converted or redeemed all of the Convertible Preferred Securities into approximately 30.8 million common shares and $2 million in cash.

Reconciliation of Net Income of Host LP to EBITDA and Adjusted EBITDA of Host LP[1]

	YEAR ENDED DECEMBER 31,	
(UNAUDITED, IN MILLIONS)	2007	2006
Net income of Host LP	$ 753	$ 769
Interest expense	422	450
Depreciation and amortization	517	451
Income taxes	3	5
Discontinued operations	3	15
EBITDA	1,698	1,690
Gains on dispositions	(163)	(418)
Amortization of deferred gains	(6)	(1)
Property insurance gains	(22)	—
Partnership adjustments	14	7
Adjusted EBITDA of Host LP	$1,521	$1,278

[1] For further discussion, see our news release dated February 20, 2008, which can be found on our website: www.hosthotels.com.

STOCKHOLDER RETURN PERFORMANCE

The following graph compares the five-year cumulative total stockholder return on our common stock against the cumulative total returns of the Standard & Poor's Corporation Composite 500 Index and the National Association of Real Estate Investment Trust (NAREIT) Equity Index. The graph assumes an initial investment of $100 in our common stock and in each of the indexes, and also assumes the reinvestment of dividends.

COMPARISONS OF FIVE-YEAR CUMULATIVE STOCKHOLDER RETURNS 2002–2007



350
300
250
200
150
100
50
0
Dollars
2002
2003
2004
2005
2006
2007
Host Hotels & Resorts
NAREIT Equity Index
S&P 500 Index

	2002	2003	2004	2005	2006	2007
Host Hotels & Resorts	100.00	139.21	196.11	219.96	294.64	214.68
NAREIT Equity Index	100.00	137.13	180.44	202.38	273.34	230.45
S&P 500 Index	100.00	128.68	142.69	149.68	173.32	182.84

Hotel Properties. The following table sets forth the location and number of rooms of our 119 owned hotels and the ten hotels owned by our European joint venture as of February 25, 2008.

LOCATION	ROOMS
ARIZONA	
Scottsdale Marriott Suites Old Town	251
Scottsdale Marriott at McDowell Mountains	270
The Ritz-Carlton, Phoenix	281
The Westin Kierland Resort & Spa	732
CALIFORNIA	
Coronado Island Marriott Resort(1)	300
Costa Mesa Marriott Suites	253
Desert Springs, a JW Marriott Resort & Spa, Palm Desert	884
Hyatt Regency, San Francisco Airport	789
Manhattan Beach Marriott(1)	385
Marina del Rey Marriott(1)	370
Newport Beach Marriott Hotel & Spa	532
Newport Beach Marriott Bayview	254
Host Airport Hotel Sacramento(1)	89
San Diego Marriott Hotel and Marina(1)(4)	1,362
San Diego Marriott Mission Valley	350
San Francisco Airport Marriott	685
San Francisco Marriott Fisherman's Wharf	285
San Francisco Marriott(1)	1,498
San Ramon Marriott(1)	368
Santa Clara Marriott(1)	755
Sheraton San Diego Hotel & Marina(1)	1,044
The Ritz-Carlton, Marina del Rey(1)	304
The Ritz-Carlton, San Francisco	336
The Westin Los Angeles(1)	740
The Westin Mission Hills	512
The Westin South Coast Plaza(3)	390
COLORADO	
Denver Marriott Tech Center	628
Denver Marriott West(1)	305
Four Points by Sheraton Denver Southeast(1)	475
The Westin Tabor Center	430
CONNECTICUT	
Hartford Marriott Rocky Hill(1)	251
Sheraton Stamford	448
FLORIDA	
Sheraton Suites Tampa	259
Harbor Beach Marriott Resort and Spa(1)(2)	637
Hilton Singer Island Oceanfront Resort	223
Miami Marriott Biscayne Bay(1)	601
Orlando World Center Marriott Resort and Convention Center	2,000
Tampa Airport Marriott(1)	296
Tampa Marriott Waterside Hotel and Marina	717
The Ritz-Carlton, Amelia Island	444
The Ritz-Carlton, Naples	450
The Ritz-Carlton Golf Resort, Naples	295

LOCATION	ROOMS
GEORGIA	
Atlanta Marriott Marquis	1,663
Atlanta Marriott Suites Midtown(1)	254
Atlanta Marriott Perimeter Center	400
Four Seasons Hotel, Atlanta	244
Grand Hyatt Atlanta in Buckhead	438
JW Marriott Hotel Buckhead	371
The Ritz-Carlton, Buckhead	553
The Westin Buckhead Atlanta	365
HAWAII	
Hyatt Regency Maui Resort and Spa	806
The Fairmont Kea Lani, Maui	450
ILLINOIS	
Chicago Marriott Suites Downers Grove	254
Courtyard Chicago Downtown	337
Chicago Marriott O'Hare	681
Chicago Marriott Suites O'Hare	256
Embassy Suites Chicago Hotel, Downtown/Lakefront	455
Swissôtel, Chicago	632
INDIANA	
Sheraton Indianapolis(1)	560
South Bend Marriott	298
The Westin Indianapolis	573
LOUISIANA	
New Orleans Marriott	1,329
MARYLAND	
Gaithersburg Marriott Washingtonian Center	284
MASSACHUSETTS	
Boston Marriott Copley Place(1)	1,139
Boston Marriott Newton	430
Hyatt Regency Boston	498
Hyatt Regency Cambridge, Overlooking Boston	469
Sheraton Boston	1,216
Sheraton Braintree	374
Sheraton Needham	247
The Westin Waltham-Boston	346
MICHIGAN	
The Ritz-Carlton, Dearborn	308
MINNESOTA	
Minneapolis Marriott City Center(1)	583
MISSOURI	
Kansas City Airport Marriott(1)	382
NEW HAMPSHIRE	
Courtyard Nashua	245
NEW JERSEY	
Hanover Marriott	353
Newark Liberty International Airport Marriott(1)	591
Park Ridge Marriott(1)	289
Sheraton Parsippany	370

LOCATION	ROOMS
NEW YORK	
New York Marriott Downtown	498
New York Marriott Marquis Times Square[1]	1,949
Sheraton New York Hotel and Towers	1,752
W New York	688
NORTH CAROLINA	
Greensboro-Highpoint Marriott Airport[1]	299
OHIO	
Dayton Marriott	399
The Westin Cincinnati[1]	456
OREGON	
Portland Marriott Downtown Waterfront	503
PENNSYLVANIA	
Four Seasons Hotel, Philadelphia	364
Philadelphia Airport Marriott[1]	419
Philadelphia Marriott Downtown[2]	1,408
TENNESSEE	
Memphis Marriott Downtown	600
TEXAS	
Dallas/Addison Marriott Quorum by the Galleria	548
Houston Airport Marriott[1]	565
Houston Marriott Medical Center[1]	386
JW Marriott Hotel on Westheimer by the Galleria	514
San Antonio Marriott Rivercenter[1]	1,001
San Antonio Marriott Riverwalk[1]	512
St. Regis Hotel, Houston	232
VIRGINIA	
Hyatt Regency Reston	518
Key Bridge Marriott[1]	582
Residence Inn Arlington Pentagon City	299
The Ritz-Carlton, Tysons Corner[1]	398
Washington Dulles Airport Marriott[1]	368
Washington Dulles Marriott Suites	253
Westfields Marriott Washington Dulles	336
WASHINGTON	
Seattle Marriott SeaTac Airport	459
The Westin Seattle	891
W Seattle	426
WASHINGTON, D.C.	
Hyatt Regency Washington on Capitol Hill	834
JW Marriott Hotel, Washington, D.C.	772
Marriott at Metro Center	456
The Westin Grand	263

LOCATION	ROOMS
CANADA	
Calgary Marriott	384
Toronto Delta Meadowvale Resort and Conference Center	374
Toronto Marriott Airport[2]	424
Toronto Marriott Downtown Eaton Center[1]	459
CHILE	
San Cristobal Tower, a Luxury Collection Hotel, Santiago	139
Sheraton Santiago Convention Center	379
MEXICO	
JW Marriott Hotel, Mexico City[2]	312
Total Consolidated Hotel Rooms	**63,940**

[1] The land on which this hotel is built is leased from a third party under one or more long-term lease agreements.
[2] These properties are not wholly owned.
[3] The land, building and improvements are leased from a third party under a long-term lease agreement.
[4] We bought the remaining third party interest and as of March 12, 2008, we own 100% of the interest in the hotel.

EUROPEAN JOINT VENTURE

LOCATION	ROOMS
Hotel Arts; Barcelona, Spain	482
The Westin Palace, Madrid; Madrid, Spain	468
The Westin Palace, Milan; Milan, Italy	228
The Westin Europa & Regina; Venice, Italy	185
Sheraton Roma Hotel & Conference Center; Rome, Italy	634
Sheraton Skyline Hotel & Conference Centre; Hayes, United Kingdom	350
Sheraton Warsaw Hotel & Towers; Warsaw, Poland	350
Renaissance Brussels Hotel; Brussels, Belgium[1]	262
Brussels Marriott Hotel; Brussels, Belgium[1]	218
Marriott Executive Apartments; Brussels, Belgium[1]	57
Total European Joint Venture Hotel Rooms	**3,234**

[1] Acquired on July 20, 2007

DIRECTORS, OFFICERS AND MANAGEMENT TEAM

BOARD OF DIRECTORS

RICHARD E. MARRIOTT
Chairman of the Board

W. EDWARD WALTER
President, Chief Executive Officer

ROBERT M. BAYLIS [2,3]
Retired Vice Chairman
CS First Boston

TERENCE C. GOLDEN [1]
Former President, Chief Executive Officer

ANN MCLAUGHLIN KOROLOGOS [2,3]
Chair of the
RAND Corporation Board of Trustees

JUDITH A. MCHALE [1,2]
Former President, Chief Executive Officer
Discovery Communications, Inc.

JOHN B. MORSE, JR. [1,3]
Vice President, Finance and
Chief Financial Officer
The Washington Post Company

[1] *Audit Committee*
[2] *Compensation Policy Committee*
[3] *Nominating and Corporate Governance Committee*

MANAGEMENT TEAM

W. EDWARD WALTER
President, Chief Executive Officer

ELIZABETH A. ABDOO
Executive Vice President,
General Counsel and Secretary

MINAZ ABJI
Executive Vice President,
Asset Management

LARRY K. HARVEY
Executive Vice President,
Chief Financial Officer and Treasurer

GREGORY J. LARSON
Executive Vice President,
Corporate Strategy and Fund Management

JAMES F. RISOLEO
Executive Vice President,
Chief Investment Officer

JEFFREY S. CLARK
Senior Vice President,
Tax

MICHAEL L. GOODSON
Managing Director–Europe

BRIAN G. MACNAMARA
Senior Vice President,
Corporate Controller

MATTHEW L. RICHARDSON
Senior Vice President,
Chief Development Officer

PAMELA K. WAGONER
Senior Vice President,
Human Resources

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817
240/744-1000

WEB SITE

Visit the company's web site at:
www.hosthotels.com

STOCK EXCHANGE LISTINGS

New York Stock Exchange
Ticker Symbol: HST

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP, McLean, VA

STOCKHOLDERS OF RECORD

32,517 at February 25, 2008

ANNUAL MEETING

The 2008 annual meeting of stockholders will be held at 10 a.m., May 14, 2008, at The Ritz-Carlton, Tysons Corner, 1700 Tysons Boulevard, McLean, Virginia, 22102

REGISTRAR AND TRANSFER AGENT

If you have any questions concerning transfer procedures or other stock account matters, please contact the transfer agent at the following address:

Computershare Trust Company, N.A.
Shareholder Relations
P.O. Box 43078
Providence, RI 02940
800/519-3111

COMMON STOCK PRICES

	STOCK PRICE		DIVIDENDS DECLARED PER SHARE
	HIGH	LOW	
2006			
1st Quarter	$21.25	$18.95	$.14
2nd Quarter	21.41	19.62	.17
3rd Quarter	22.66	20.69	.20
4th Quarter	25.60	22.30	.25
2007			
1st Quarter	$28.71	$23.89	$.20
2nd Quarter	27.04	23.31	.20
3rd Quarter	26.01	20.35	.20
4th Quarter	23.40	16.71	.40

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002262
© 1996 Forest Stewardship Council
FSC

DESIGN: VIVO DESIGN, INC. PRINTING: PEAKE DELANCEY PRINTERS, LLC

HOST
HOTELS & RESORTS™

6903 ROCKLEDGE DRIVE, SUITE 1500
BETHESDA, MARYLAND 20817

END